   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1998

                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                         CRUM & FORSTER HOLDINGS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                    6411                    223258258
    (STATE OR OTHER          (PRIMARY STANDARD            (IRS EMPLOYER
    JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
    INCORPORATION OR        CLASSIFICATION CODE
     ORGANIZATION)                NUMBER)

                               ---------------

                              305 MADISON AVENUE
                             MORRISTOWN, NJ 07960
                                (973) 490-6600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                             JOSEPH W. BROWN, JR.
                                   CHAIRMAN
                         CRUM & FORSTER HOLDINGS, INC.
                              305 MADISON AVENUE
                             MORRISTOWN, NJ 07960
                                (973) 490-6600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:

          MARK KESSEL, ESQ.                    PETER R. O'FLINN, ESQ.
         SHEARMAN & STERLING                   LARS BANG-JENSEN, ESQ.
        599 LEXINGTON AVENUE           LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
      NEW YORK, NEW YORK 10022                  125 WEST 55TH STREET
           (212) 848-4000                   NEW YORK, NEW YORK 10019-5389
                                                   (212) 424-8000

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE
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
                                             PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF            AGGREGATE OFFERING    AMOUNT OF
        SECURITIES TO BE REGISTERED              PRICE(1)      REGISTRATION FEE
-------------------------------------------------------------------------------
Common Stock, par value $1.00 per share...     $100,000,000        $29,500

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(1) Estimated pursuant to Rule 457 solely for purposes of calculating the registration fee.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This registration statement contains two forms of the prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labelled "Alternate Page for International Prospectus." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued February 9, 1998

                                       Shares
                         Crum & Forster Holdings, Inc.
                                  COMMON STOCK

                                  -----------

OF THE       SHARES OFFERED HEREBY,      SHARES ARE BEING OFFERED  INITIALLY IN
 THE UNITED STATES  AND CANADA BY THE U.S. UNDERWRITERS  (THE "U.S. OFFERING")
  AND     SHARES  ARE BEING OFFERED  INITIALLY OUTSIDE THE  UNITED STATES AND
   CANADA BY  THE INTERNATIONAL  UNDERWRITERS (THE  "INTERNATIONAL  OFFERING"
   AND,   TOGETHER   WITH   THE   U.S.  OFFERING,   THE   "OFFERING").   SEE
    "UNDERWRITERS." ALL  OF THE SHARES  OF COMMON STOCK OFFERED  HEREBY ARE
     BEING  SOLD  BY  TALEGEN  HOLDINGS,  INC., A  WHOLLY  OWNED  INDIRECT
      SUBSIDIARY OF XEROX  CORPORATION. SEE "OWNERSHIP  OF COMMON  STOCK."
      THE COMPANY  WILL NOT RECEIVE ANY OF THE PROCEEDS FROM  THE SALE OF
       SHARES  BY TALEGEN.  PRIOR  TO THE  OFFERING, THERE  HAS  BEEN NO
        PUBLIC  MARKET FOR  THE  COMMON  STOCK OF  THE  COMPANY.  IT IS
         CURRENTLY EXPECTED THAT THE INITIAL PUBLIC OFFERING  PRICE PER
         SHARE  WILL BE BETWEEN $   AND $  . SEE  "UNDERWRITERS" FOR A
          DISCUSSION OF  THE FACTORS TO BE  CONSIDERED IN DETERMINING
           THE INITIAL PUBLIC OFFERING PRICE.

                                  -----------

 APPLICATION WILL BE MADE TO HAVE THE COMMON STOCK APPROVED FOR LISTING ON THE
                                 UNDER THE SYMBOL "   ."

                                  -----------

     SEE "RISK FACTORS" BEGINNING  ON PAGE 13 FOR
         A DISCUSSION OF CERTAIN FACTORS THAT
            SHOULD    BE   CONSIDERED   BY
                PROSPECTIVE
                    PURCHASERS
                    OF  THE COMMON
                    STOCK  OFFERED
                    HEREBY.

                                  -----------

 THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES
  AND EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION NOR  HAS THE
   SECURITIES AND  EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON   THE  ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------
                               PRICE $   A SHARE
                                  -----------

                                                    UNDERWRITING   PROCEEDS TO
                                          PRICE TO DISCOUNTS AND     SELLING
                                           PUBLIC  COMMISSIONS(1) STOCKHOLDER(2)
                                          -------- -------------- --------------
Per Share................................  $           $              $
Total(3).................................  $           $              $

-----
  (1) The Company, the Selling Stockholder and Xerox Corporation have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting estimated expenses of $    .
  (3) The Selling Stockholder has granted to the U.S. Underwriters an option
      to purchase up to     additional shares of Common Stock at the price to
      public less underwriting discounts and commissions set forth above solely to cover over-allotments, if any. If the U.S. Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholder will be
      $    , $     and $    , respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about       , 1998, at
the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER
           CIBC OPPENHEIMER
                       GOLDMAN, SACHS & CO.
                                                            SALOMON SMITH BARNEY
      , 1998

  FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA NOR HAS THE COMMISSIONER OF INSURANCE PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.
                                ---------------
  The Company, as an insurance holding company, owns all of the outstanding voting securities of certain property and casualty insurance companies domiciled in the States of New York, New Jersey and Ohio. State insurance holding company statutes applicable to the Company require prior approval by the appropriate insurance regulators of any acquisition of control of a domestic insurance company or of any company which controls a domestic insurance company. "Control" is generally presumed to exist through the beneficial ownership of 10% or more of the outstanding securities of a domestic insurance company or of any company which controls a domestic insurance company. Beneficial ownership includes the acquisition, directly or indirectly (by revocable proxy or otherwise), of voting stock of the Company. Any purchaser of shares of Common Stock representing 10% or more of the voting power of the Company will be presumed to have acquired control of the domestic insurance subsidiaries unless the relevant insurance regulator, following application by such purchaser in each insurance subsidiary's state of domicile, determines otherwise. If any person acquires 10% or more of the outstanding shares of the Company's Common Stock without obtaining prior approval from the relevant insurance regulator, the insurer or the insurance regulator is entitled to injunctive relief, including enjoining any proposed acquisition, or seizing shares owned by such person, and such shares would not be entitled to be voted. See "Business--Regulation."
                                ---------------
  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, TALEGEN OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                ---------------
  For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company, Talegen or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of a prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are advised by the Company, Talegen and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of the Common Stock and the distribution of this Prospectus.
                                ---------------
  Until    , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                                ---------------
                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary......................   3
Risk Factors............................  13
Use of Proceeds.........................  20
Dividend Policy.........................  20
Capitalization..........................  21
Selected Financial Information..........  22
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.............................  24
Business................................  35
Management..............................  65
Ownership of Common Stock...............  72

                                                                                PAGE
                                                                                ----
Certain Transactions..........................................................   72
Description of Capital Stock..................................................   81
Shares Eligible for Future Sale...............................................   83
Certain United States Federal Tax Consequences for Non-United States Holders..   84
Underwriters..................................................................   87
Legal Matters.................................................................   90
Experts.......................................................................   90
Available Information.........................................................   90
Glossary of Selected Insurance Terms..........................................  G-1
Index to Financial Statements.................................................  F-1

                                ---------------
  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information herein and the Company's Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, (i) all financial data have been prepared using generally accepted accounting principles ("GAAP"), (ii) "Talegen" or "Selling Stockholder" means Talegen Holdings, Inc. and, where appropriate, its subsidiaries, (iii) "CFI" and the "Company" mean Crum & Forster Holdings, Inc. and, where appropriate, its insurance company subsidiaries (the "Insurance Companies") and its non-insurance company subsidiaries, and its predecessors and their subsidiaries, (iv) "Xerox" means Xerox Corporation and (v) the information contained in this Prospectus assumes an estimated initial public offering price of $ per share and that the U.S. Underwriters' over-allotment
option is not exercised and gives effect to a   for   split of the Common
Stock. Certain information contained in this summary and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy, are forward-looking statements. For a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein, see "Risk Factors." See "Glossary of Selected Insurance Terms" for definitions of certain insurance terms used herein.

  Unless otherwise indicated, financial information and operating statistics applicable to the Company set forth in this Prospectus are based on United States GAAP and not statutory accounting practices ("SAP"). In conformity with industry practice, data derived from A.M. Best Company, Inc. ("A.M. Best") sources, generally used herein for industry comparisons, are based on statutory accounting practices.

                                  THE COMPANY

OVERVIEW
  CFI is a national commercial lines property and casualty insurance group that operates on a regional basis and underwrites business produced by a limited number of preferred independent agents and brokers. The Company, which has operated for more than a century under the well-known Crum & Forster name, underwrites a broad array of commercial insurance products targeted to mid-sized businesses. These products principally include multiple peril, automobile, workers' compensation, umbrella and general liability coverages. With net premiums written of $956 million in 1996, the Company is among the 30 largest writers of commercial lines insurance in the United States based on 1996 statutory data published by A.M. Best. At September 30, 1997, CFI had total assets of $5.4 billion.

  The Company believes its key competitive advantage is its strong relationships with a group of preferred independent agents and brokers which it identifies as "Custom Agents." CFI considers the Custom Agents to be its primary customers because it believes these agents serve as risk managers for many of the insureds and exercise substantial influence over their choices of coverage and carrier. Custom Agents are selected based on their commercial lines focus, production of profitable business and professional reputation. In addition, each Custom Agent must have a business plan and strategy that is consistent with CFI's and must exhibit a commitment to maintaining a long-term, profitable business relationship with the Company. As of September 30, 1997, the Company had 586 Custom Agents which accounted for 90% of gross premiums written during the first nine months of 1997.

  CFI operates on a regional basis through 20 offices that provide local, market sensitive service and knowledge in support of its Custom Agents. Substantially all underwriting and claims functions are performed in the regional offices. The Company's management, reporting and control structures are organized to support regional decision making while emphasizing discipline and consistency in CFI's core underwriting and claims functions. Though CFI operates on a regional basis, it is also recognized as a national writer with the ability to offer countrywide account service capabilities.

  CFI is a wholly owned subsidiary of Talegen, which is a wholly owned subsidiary of Xerox Financial Services, Inc. ("XFSI"), which is, in turn, a wholly owned subsidiary of Xerox. In January 1993, Xerox announced its strategic decision to disengage from its insurance and other financial services businesses, which include Talegen and the Company, in order to focus on its core document processing business. The uncertainties regarding the Company's future ownership and operations created by the Xerox disengagement process have impacted CFI's ability to effectively execute its strategy, which relies heavily on mutual commitments to long-term, stable relationships with current and prospective Custom Agents. The Company believes that the Offering will remove many of these uncertainties.

  CFI has recently taken steps intended to enhance growth and profitability. Effective January 1, 1998, CFI strengthened its senior management team through the full-time involvement of Joseph W. Brown, Jr., previously Chairman and CEO of Talegen and, prior to that, President and CEO of Fireman's Fund Insurance Company. The Company anticipates that, following the Offering, Mr. Brown and other members of the senior management team will own equity interests in the Company. This ownership is intended to provide the senior management team with economic incentives aligned with the success of the Company. The management team is focused on improving profitability through a number of steps including
(i) leveraging CFI's relationship with its Custom Agents to increase penetration, (ii) maintaining disciplined underwriting, (iii) continuing expense management measures to improve the Company's internal expense ratios,
(iv) maintaining a strong balance sheet and strong ratings to attract high-quality business, and (v) repositioning the Company's investment portfolio to enhance investment income.

STRATEGY
  CFI's objective is to enhance shareholder value by leveraging its Custom Agent relationships through its regional operating structure. The following paragraphs describe the major elements of the Company's strategy.

  Strong Custom Agent Relationships. The central focus of the Company is to capitalize on market opportunities by continuing to strengthen its relationships with its Custom Agents and by identifying and appointing additional Custom Agents. In order to enhance relationships with its Custom Agents, CFI seeks to provide a stable market, generalist products, strong local expertise and decision making, ready access to CFI's senior management and attractive agent compensation. In addition, CFI develops individual business plans on an annual basis with each of its Custom Agents. The number of Custom Agents was 494 at December 31, 1993 and 586 at September 30, 1997. The average gross premium written per Custom Agent increased by 33% from $1.2 million in 1993 to $1.6 million in 1996. CFI believes there is substantial opportunity to further increase the amount of business produced by its Custom Agents because it estimates that it currently has less than a 10% share of the total Custom Agents' commercial lines book of business. Consistent with its strategy to focus on Custom Agents, CFI reduced the number of non-Custom Agents from 468 at December 31, 1993 to 159 at September 30, 1997.

  To attract the highest quality business, CFI also provides eligible Custom Agents with the opportunity to share in the profitability of business they produce through ownership in 19 reinsurance companies ("Captives") formed by CFI and approximately 90% owned by the agents. CFI cedes a portion of certain premiums produced by the Custom Agent shareholders to these Captives. The Company established its initial Captive in 1985 and is one of the few commercial lines insurers to offer such a program to agents. At September 30, 1997, a total of 262 Custom Agents, or 62% of those eligible to own shares, were Captive shareholders. The statutory combined ratios for the portion of the business subject to the Captive program that was retained by CFI in each of the years from 1993 through 1996 was 103.0%, 106.0%, 107.3% and 105.9%, respectively. Direct premiums written by the Company which were subject to the Captive program more than doubled from $90 million in 1993 to $196 million in 1996, resulting in 1996 cessions to the Captives of $37 million.

  Evidencing CFI's stable, long-term relationships with its Custom Agents, over 75% of the Custom Agents have represented the Company for more than five years as of September 30, 1997. As of the same date, approximately 31% of the Custom Agents have represented CFI for more than 20 years. This latter group remains a strong part of CFI's Custom Agent force, having produced over one-third of the Company's gross premiums written through all Custom Agents for the nine months ended September 30, 1997.

  Decentralized Regional Approach. The Company operates through 20 regional offices, each focusing on building relationships with the Custom Agents within its region by providing the products and services that address their needs. Substantially all underwriting and claims functions are performed in the regional offices, subject to well-defined boundaries designed to assure quality underwriting and claims handling. The Company believes that operating on a decentralized, regional basis allows it to compete effectively with regional competitors while benefiting from its national scale by offering countrywide account service capabilities and its financial capacity relative to many regional carriers. CFI's regional operations allow it to obtain local knowledge of legal, regulatory, economic and cultural factors that influence the profit potential of insurance products and enable the Company to respond quickly to business developments and opportunities. Each of CFI's seven most senior officers is actively involved with the regions and works directly with Custom Agents to gain a better understanding of their needs.

  Focus on Generalist Commercial Lines Products for Middle Market
Businesses. CFI applies a generalist approach to the commercial lines middle market by offering products which fulfill the majority of the insurance needs of mid-sized businesses. The Company believes that its generalist products and ability to meet most account needs of mid-size businesses have helped the Company strengthen its relationships with Custom Agents during a time when many competitors have specialized their product offerings. The Company also seeks to provide a stable market by consistently offering its generalist products, while actively working to tailor products to meet specific needs. CFI has used these approaches to differentiate itself from its competitors. Approximately 91% of the Company's gross premiums written for 1996 were derived from the following five lines of business: multiple peril (26%), automobile (25%), workers' compensation (18%), umbrella (14%) and general liability (8%). Gross premiums written per account averaged approximately $78,000 per year for the nine months ended September 30, 1997.

  Disciplined Underwriting. CFI's underwriting standards focus on profitability more than on premium growth or market share, which at times may limit premium growth when market conditions do not meet the Company's pricing and underwriting standards. Underwriting authority levels related to class, risk grade and policy limits are delegated to regional underwriters based on demonstrated individual expertise. The Company utilizes sophisticated monitoring systems to track pricing levels on both new and renewal business, thus facilitating pricing discipline within the regional offices. To manage its liability exposure relative to its capital, reserves and willingness to retain underwriting risk, CFI purchases both treaty and facultative reinsurance from a limited number of high-quality reinsurers. In addition, CFI applies various techniques to manage and limit its property catastrophe exposure, including modelling tools to evaluate potential catastrophe exposures and to allocate both underwriting capacity and reinsurance costs across the regions. In part due to its disciplined underwriting approach, the Company's statutory accident year pure loss ratios were better than the commercial lines insurance industry averages, as extracted from data published by A.M. Best, in each of the last four years for which industry data is available. CFI's average statutory accident year pure loss ratio from 1993 to 1996 was 59.8% while the commercial lines industry average accident year pure loss ratio as extracted from data published by A.M. Best over the same period was 63.4%. The Company's statutory accident year pure loss ratio for the nine months ended September 30, 1997 was 63.1%.

  Superior Claims Management. In addition to directly affecting the financial results of the Company, claims management is the most important after-sale service to Custom Agents and insureds. Policyholder satisfaction with the claims handling process is a determining factor in policy retention. The Company believes that its stable business focus on generalist products has allowed its claims professionals to develop a high degree of expertise in the insurance lines and for the types of accounts that the Company underwrites. CFI's claims management productivity and efficiency are illustrated by a 41.0% increase in claims managed per claims handling professional at September 30, 1997 as compared to December 31, 1994. The Company also experienced a 9.7% decrease in average legal fees per litigated liability claim on suits closed during the nine-month period ended September 30, 1997 as compared to those closed in 1996, while CFI's average indemnity fees paid per claim were reduced by 14.9% on these same claims. The Company's claims staff leverages its expertise to assist Custom Agents in problem solving and tailoring programs to address specific client needs. Substantially all claims are handled by the regional offices, although specialized units handle umbrella, environmental and construction defect claims. In addition, regardless of the line of business, claims identified as having major litigation potential are managed by a specialized team of claims professionals and monitored by senior management.

  Growth Opportunities. The Company has increased its gross premiums written through Custom Agents from approximately $599 million in 1993 to approximately $960 million in 1996. The Company intends to grow over time by increasing sales through its existing Custom Agents as a result of both increased penetration by CFI and growth in the agents' businesses. CFI believes there is substantial opportunity to increase its share of Custom Agents' premium volume because it estimates that its current share of the total commercial lines premium produced by its Custom Agents is under 10%. The average gross premiums written per Custom Agent increased by 33% from $1.2 million in 1993 to $1.6 million in 1996.

  Furthermore, CFI intends to grow over time by appointing additional Custom Agents, particularly in territories which are identified as having profit potential and which are currently underserved by the Company. This expansion will build on the experience gained through the Company's expansion in its Western Region, where premium volume increased by more than 48% during the three years ended December 31, 1996. The number of Custom Agents was 494 at December 31, 1993 and 586 at September 30, 1997.

  Aggressive Expense Management. CFI seeks to continue the substantial progress it has made since 1993 in reducing its cost structure while increasing the productivity of its employees. The Company has improved its operating expense ratio from December 1993 to September 1997 by 3.3 points, from 25.7% to 22.4%, respectively. Over the same period, gross premiums written per employee increased 50% from $426,000 to $640,000. CFI's cost cutting accomplishments are the result of: (i) reductions in staff and streamlined management functions and operations consistent with a decentralized, regional business emphasis; (ii) changes in processes and tools that contribute to productivity including sharing best practices among regional offices; and (iii) specific efforts to implement economic incentives designed to promote a performance-based culture. CFI intends to continue to reduce costs through these initiatives. In connection with its expense management activities, CFI reduced its workforce from 2,421 at December 31, 1993 to 1,705 at September 30, 1997, a decrease of approximately 30%.

  CFI has made significant investments in technology designed to enhance productivity in underwriting and claims administration and to improve the quality and responsiveness of front-line decision making. The Company has installed LAN-based workstations linking its employees and has developed and implemented new rate/quote/policy issuance and claim management and information systems. These enhanced communications and information capabilities, along with other technology improvements, have enabled CFI to replace certain existing systems with more flexible and less costly applications. Further, CFI believes that its improved technology will enable it to expand into new territories at modest incremental expense.

  Maintain Strong Balance Sheet and Strong Ratings. The Company believes that a strong balance sheet and strong ratings are crucial to attracting and retaining high-quality business. At September 30, 1997, CFI had total assets of $5.4 billion and shareholder's equity of $1.1 billion. The strength of CFI's balance sheet is supported by its current use of a limited number of high-quality reinsurers which, in 1996, totalled 36. The Company had a net premiums written to surplus ratio of 1.1x as of September 30, 1997.

  The Company maintains a proactive approach to its reserves, having strengthened its net reserves by $282 million over the last four years. The Company is continuing to review its loss and loss expense reserves. While the Company believes that its current reserves are adequate to meet its expected obligations, it has retained an independent actuarial consulting firm to do further analysis on its latent and non-latent loss and loss expense reserves. Based on both of the reviews at this stage, the Company may increase its reserves net of reinsurance by up to $250 million. CFI will make a determination upon completion of this study, which is expected by the end of the first quarter of 1998, on whether to make any reserve strengthening and, if so, on the amount of such strengthening.

  CFI is currently rated "A (Excellent)" by A.M. Best and has a claims paying rating of "A" by Standard & Poor's Ratings Services ("Standard & Poor's"). CFI's A.M. Best rating is the third highest of 15 categories, while its Standard & Poor's rating is the third highest of nine rating categories.


  Enhance Investment Income. As of September 30, 1997, approximately $1.9 billion, or 63% of total investments of $3.0 billion, was in short-term investments. The remainder of the portfolio was invested in fixed- income securities with average ratings equivalent to "Aa" by Moody's Investor Services Inc. ("Moody's") and a duration approximating 4.4 years. Following the completion of the Offering, the Company intends to reposition its investment portfolio over time with the objective of increasing both the yield and duration. The Company will seek to invest in high-quality, fixed-income securities with an average rating of approximately "Aa" and a duration more closely approximating the duration of its liabilities while maintaining sufficient liquidity to meet cash requirements.

NEW MANAGEMENT ROLES
  Effective January 1, 1998, the Company strengthened its senior management team through the full time involvement of Joseph W. Brown, Jr., previously Chairman and Chief Executive Officer of Talegen and, prior to that, President and Chief Executive Officer of Fireman's Fund Insurance Company. Mr. Brown has been Chairman of the Company since 1992, but his focus was primarily on his Talegen responsibilities. In December, 1997, he resigned his Talegen positions to devote himself exclusively to his expanded responsibilities with the Company.

  Mr. Brown is highly qualified to direct the execution of CFI's business strategy with the goal of improving operating and financial performance and enhancing shareholder value. In his prior role as Chairman and Chief Executive Officer of Talegen, Mr. Brown was the principal architect of the Talegen Restructuring (as defined herein), one of the largest, most complex legal and financial restructurings implemented in the property and casualty insurance industry in recent years. Thereafter, Mr. Brown simultaneously oversaw both improved strategic focus at the seven stand-alone Talegen insurance groups and the sales of six of the units to date. Mr. Brown also brings to his new responsibilities the benefit of significant industry experience gained in over 17 years with Firemen's Fund Insurance Company during which he held various senior management positions culminating in his appointment as Chief Executive Officer.

  James A. Stark, President of CFI since 1993, will focus primarily on enhancing relationships with Custom Agents and managing day-to-day operations of CFI. Having begun his career with the Crum and Forster organization in 1964 in the underwriting area, Mr. Stark progressed rapidly through the field organization and managed two different regional offices before moving to the corporate office in 1978. In 1988, he was appointed President of a predecessor to CFI. During his years of experience with the Company, Mr. Stark has developed close working relationships with substantially all of the Custom Agents, as well as an indepth understanding of the underwriting, pricing, loss control, claims handling and other insurance aspects which contribute to the Company's success.

  Messrs. Brown and Stark have already begun to work with CFI's regional and home office management teams to structure plans designed to improve the strategy execution, financial results and competitive position of the Company. These plans include improving processes to select Custom Agents and to develop additional profitable business with them, leveraging the use of existing technology tools, and exporting best practices across the organization. The Company believes there are opportunities to achieve further gains in productivity, loss experience, investment results and overall returns to investors.

BACKGROUND TO THE OFFERING
  In January 1993, Xerox announced its strategic decision to disengage from its insurance and other financial services businesses, which include Talegen and the Company, in order to focus on its core document processing business. Until 1993, CFI's two principal insurance subsidiaries, United States Fire Insurance Company ("U.S. Fire") and The North River Insurance Company ("North River"), were members of an underwriting pool with certain other insurance subsidiaries of Talegen. Under this pooling arrangement, all of the business written by the pool members was shared pursuant to a predetermined percentage. During 1993, a major restructuring of the Talegen insurance operations (the "Talegen Restructuring") was completed under the direction of Talegen's senior management and with the approval of the insurance regulators of each state in which the Talegen insurance subsidiaries were domiciled. As part of the Talegen Restructuring, the pooling arrangement was commuted and Talegen's insurance company subsidiaries were reorganized into seven independent operating groups, each focused on a different segment of the insurance market. CFI was the only operating group to retain the Crum & Forster name. The Talegen Restructuring included the realignment, effective January 1, 1993, of certain business segments among five of the seven operating groups, including the Company. The other two operating groups were composed of insurance companies that did not participate in the intercompany pool. This realignment included the transfer of a number of insurance policies (and the related assets and liabilities) from the original issuing companies to insurance companies dedicated to the respective types of business going forward. To effect these transfers, CFI and the other operating groups entered into assumption and indemnity reinsurance agreements providing for 100% quota share reinsurance of the subject insurance policies. These agreements were designed to permanently vest in the assuming company all of the liabilities which may arise under the subject insurance policies. They included an obligation on the part of the assuming company to attempt to novate certain of the subject insurance policies, completely replacing the ceding company as the insurer on such policies. In addition to the quota share reinsurance and novation obligations, these agreements delegate all claims handling and policy administration obligations related to such policies to the assuming companies and reassigned all third-party reinsurance associated with such policies from the ceding company to the assuming company, in each case, regardless of the success of the novation process. The Talegen Restructuring also included the realignment of underwriting and claims staff along with the transfer of insurance policies among Talegen entities to provide continuity with policyholders and agents in the handling of the assumed books of business. See "Certain Transactions--Talegen Restructuring."

  Talegen and XFSI have completed the sale of six of the seven insurance groups established through the Talegen Restructuring, two of which were completed in 1995, three in 1997 and one in January 1998. CFI is the sole remaining insurance operation under Talegen ownership. Through the Offering (assuming the U.S. Underwriters' over-allotment option is exercised), Talegen intends to divest all of its ownership interests in CFI. The uncertainties regarding the Company's future ownership and operations created by Xerox's disengagement process have impacted CFI's ability to effectively execute its strategy, which relies heavily on mutual commitments to long-term, stable relationships with current and prospective Custom Agents. The Company believes that the Offering will remove many of these uncertainties.

  Immediately following the completion of the Offering, assuming the U.S. Underwriters' over-allotment option is not exercised, Talegen will own shares of Common Stock, or approximately % of the Company's outstanding shares. Talegen intends to sell these shares in the future at such times and on such terms as it shall determine to be advantageous to Talegen, subject to its agreement with the Underwriters described herein. See "Ownership of Common Stock," "Certain Transactions" and "Shares Eligible for Future Sale."

TRANSACTIONS CONTEMPORANEOUS WITH AND FOLLOWING THE OFFERING
  At the time of, or following, the consummation of the Offering, the Company will enter into the following transactions (the "Transactions"):

  . The Company will sell its 70% interest in a Xerox training facility in Virginia to Xerox Realty Corporation and terminate its lease with Xerox for $82 million in cash, which will result in a $62 million capital contribution. XFSI will assume any federal income tax liability associated with this sale.

  .  XFSI will redeem $182 million of promissory notes held by the Company.

  . Talegen will make a $75 million capital contribution to CFI. Immediately following the Offering, the Company plans to use the proceeds from the capital contribution to purchase an aggregate excess of loss reinsurance cover.

  . The Company plans to issue $150 million of debt. Certain costs incurred in acquiring the debt, which will be capitalized in conjunction with the issuance of the debt, are assumed to be $2 million.

  . The Company plans to repay a $115 million promissory note to Talegen with a portion of the proceeds of the debt it incurs, and to use the remainder to meet holding company liquidity needs, including payment of dividends to stockholders.

  . The management fees paid to Talegen, which amounted to $21 million, $8 million, $8 million, $9 million, and $6 million for 1993, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively, will be discontinued. Management fees for 1993 were calculated using a different rate than that used for subsequent periods.

  . The fees paid for the management of the Company's investment portfolio will be reduced. Giving effect to this adjustment for prior periods would have resulted in a decrease to investment expenses of $4 million, $4 million, $5 million, $5 million and $4 million for 1993, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively.

  . The subsidy provided by Talegen relating to a portion of the lease payments for the Company's home office in Morristown, New Jersey, will be discontinued. As a result, the Company will record a liability of $27 million which represents unfavorable lease payments for the remaining term under the lease.

  . Talegen will assume responsibility for the Company's pension liabilities. As a result, the Company will write-off $8 million of prepaid pension assets.

  . Xerox will retain $105 million of deferred tax benefits that would otherwise be due to the Company, comprised primarily of $60 million of deferred tax sharing payments and $44 million associated with 1990 through 1994 uncollectible reinsurance deductions.

  For the period immediately following the Offering, the Company's pre-tax results of operations will be reduced by $174 million and total shareholder's equity will be reduced by $43 million resulting from certain of the Transactions.

INVESTMENT PORTFOLIO RESTRUCTURING
  Since 1992, CFI's investment portfolio has been invested largely in short-term securities. The Company liquidated its investment portfolio in 1992 to assist in obtaining regulatory approval for the Talegen Restructuring. The Company completed limited reinvestment of the portfolio beginning in 1994 before again liquidating its investments in 1995 in connection with a proposed sale of Talegen. The Company then engaged in limited reinvestment activities in early 1996, increasing mid-term fixed-income holdings to approximately 35% of the total portfolio. In the fourth quarter of 1997, much of this reinvested portfolio was again liquidated to realize capital gains presented by lower interest rates in the fixed-income markets.

  As of September 30, 1997, approximately $1.9 billion, or 63% of total investments of $3.0 billion, was in short-term investments. The remainder of the portfolio was invested in fixed-income securities with average ratings of "Aa" and a duration approximating 4.4 years. During 1993 through 1996 and the nine months ended September 30, 1997, the average annualized after-tax yield on the Company's portfolio was 2.64%, 3.20%, 3.70%, 3.54% and 3.79%, respectively. Following the completion of the Offering, the Company intends to reposition its investment portfolio over time with the objective of increasing both the yield and duration. The Company will seek to invest in high-quality, fixed-income securities with an average rating of approximately "Aa" and a duration more closely approximating the duration of its liabilities while maintaining sufficient liquidity to meet cash requirements.

                                  THE OFFERING

 Common Stock offered
  hereby:

  U.S. Offering..............       shares

  International Offering.....       shares

   Total.....................       shares

 Common Stock to be
  outstanding after the
  Offering...................
                                    shares

 Use of Proceeds.............   The Company will not receive any of the
                                proceeds from the sale of shares of Common
                                Stock by the Selling Stockholder. See "Use of
                                Proceeds."

 Dividend Policy.............   Subject to financial results and declaration by
                                the Company's Board of Directors, the Company
                                intends to pay regular quarterly cash dividends
                                on its Common Stock. The Company currently
                                intends to pay an initial quarterly cash
                                dividend of $   per share. There can be no
                                assurance, however, that dividends will be paid. The Company's ability to pay dividends is subject to certain restrictions. See "Dividend
                                Policy."

 Proposed   Symbol...........   "  "

                                  RISK FACTORS

  For a discussion of certain factors that should be considered in evaluating an investment in the Common Stock, see "Risk Factors."

                         SUMMARY FINANCIAL INFORMATION

  Summary historical consolidated financial data of CFI for the four years ended December 31, 1996 and the nine months ended September 30, 1996 and 1997 are set forth below. The information as of December 31, 1993, 1994, 1995 and 1996, and for each of the years in the four-year period ended December 31, 1996, has been derived from the audited consolidated financial statements of CFI for such periods. The consolidated information as of September 30, 1997 and for the nine-month periods ended September 30, 1996 and 1997 is unaudited, but in the opinion of management reflects all adjustments necessary for a fair presentation of such data.

  The combined statutory data as of and for the years ending December 31, 1993, 1994, 1995 and 1996 and as of and for the nine-month periods ended September 30, 1996 and 1997 have been derived from annual and quarterly statutory financial statements filed with the domiciliary states of the Insurance Companies and prepared in accordance with SAP, which differs from GAAP. The combined annual and quarterly statutory data presented herein are unaudited, but in the opinion of management reflect all adjustments necessary for a fair presentation of such data.

  The operating data for the nine months ended September 30, 1997 are not necessarily indicative of results of operations for the entire year. The selected financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                 NINE MONTHS
                                                                    ENDED
                                   YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                 -----------------------------  ---------------
                                  1993   1994    1995    1996    1996     1997
                                 ------ ------  ------  ------  -------  ------
                                                                 (UNAUDITED)
                                               (IN MILLIONS)
OPERATING DATA:
Revenues:
 Gross premiums written......... $1,031 $1,022  $1,121  $1,106  $   837  $  818
 Net premiums written...........    836    887     960     956      724     728
 Net premiums earned............    807    854     930     959      725     710
 Net investment income..........    110    134     158     171      125     140
 Net realized investment gains..     40     11      48       2        1       1
 Other income...................     17     15      15      10        8      10
                                 ------ ------  ------  ------  -------  ------
  Total revenues................    974  1,014   1,151   1,142      859     861
                                 ------ ------  ------  ------  -------  ------
Losses and expenses:
 Losses and loss expenses.......    573    605     767     928      734     573
 Underwriting, acquisition and
  other insurance expenses......    300    312     307     325      248     236
 Dividends to policyholders.....      5     (4)      6      11        9       8
 General expenses...............     16      7      13      10        7       2
 Goodwill write-off(1)..........    --     --      --      151      --      --
 Interest expense...............    --       1      10       8        5       6
                                 ------ ------  ------  ------  -------  ------
  Total losses and expenses.....    894    921   1,103   1,433    1,003     825
                                 ------ ------  ------  ------  -------  ------
 Earnings (loss) before federal
  income taxes(2)...............     80     93      48    (291)    (144)     36
 Provision for income tax
  expense (benefit).............     20     23     (17)    (47)     (49)     12
                                 ------ ------  ------  ------  -------  ------
  Net earnings (loss)........... $   60 $   70  $   65  $ (244) $   (95) $   24
                                 ====== ======  ======  ======  =======  ======

                                                                  NINE MONTHS
                            YEAR ENDED DECEMBER 31,           ENDED SEPTEMBER 30,
                          ----------------------------------  ---------------------
                           1993        1994    1995    1996     1996        1997
                          ------      ------  ------  ------  ---------  ----------
                                                                  (UNAUDITED)
                                       (DOLLARS IN MILLIONS)
OTHER OPERATING DATA:
Gross premiums written
 through Custom Agents..  $  599      $  725  $  908  $  960  $     724  $      734
Staff count.............   2,421       2,125   1,906   1,792      1,828       1,705
Average gross premiums
 written per Custom
 Agent..................  $  1.2      $  1.4  $  1.5  $  1.6  $     1.6  $      1.7
GAAP loss and loss
 expense ratio--accident
 year(3)................    71.3%       77.5%   76.0%   79.7%      79.7%       78.9%
GAAP loss and loss
 expense ratio--calendar
 year(4)................    71.0        70.8    82.5    96.8      101.2        80.7
GAAP underwriting
 expense ratio(4).......    37.2        36.5    33.0    33.9       34.2        33.2
GAAP dividend ratio(4)..      .6         (.4)     .7     1.1        1.2         1.1
                          ------      ------  ------  ------  ---------  ----------
GAAP combined ratio(4)..   108.8%      106.9%  116.2%  131.8%     136.6%      115.0%
                          ======      ======  ======  ======  =========  ==========
BALANCE SHEET DATA (AT
 PERIOD END):
Total investments and
 cash...................  $2,479      $2,606  $2,851  $2,998             $    3,037
Total assets............   5,044       4,773   5,247   5,184                  5,381
Unpaid losses and loss
 expenses...............   3,160       2,948   3,240   3,417                  3,597
Debt....................     --          150     132     115                    115
Shareholder's equity....   1,268       1,051   1,213   1,035                  1,060
COMBINED STATUTORY DATA:
Statutory net income
 (loss).................  $  524(/5/) $   83  $   65  $  (86) $    (108) $       24
Policyholders' surplus..     767         809     851     803                    824
Ratio of net premiums
 written to surplus(6)..     1.0x        1.1x    1.2x    1.2x       1.3x        1.1x

--------
(1) See Note 1k to the Company's consolidated financial statements included elsewhere in this Prospectus.
(2) Excluding prior accident year reserve strengthening actions for the years ended December 31, 1995 and December 31, 1996 of $97 million and $173 million, respectively, and the goodwill write-off for 1996 of $151 million, the net earnings from operations before federal income taxes would have been $145 million and $33 million for 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Reserves."
(3) As developed through September 30, 1997.
(4) The GAAP loss and loss expense ratio represents the sum of losses and loss expenses incurred as a percentage of net premiums earned. The GAAP underwriting, acquisition and other insurance expense ratio represents underwriting expenses as a percentage of net premiums earned. The GAAP dividend ratio represents dividends to policyholders as a percentage of net premiums earned. The GAAP combined ratio represents the sum of the GAAP loss and loss expense ratio, the GAAP underwriting expense ratio and the GAAP dividend ratio.
(5) Statutory net income in 1993 was affected by $473 million of net realized investment gains and tax benefits related to the Talegen Restructuring. Excluding these items, statutory net income would have been $51 million.
(6) Represents the ratio of statutory net premiums written for the period to policyholders' surplus at the end of such period. The ratios as of September 30, 1996 and 1997 are calculated using statutory net premiums written from the four quarters which precede the interim date.

                                 RISK FACTORS

  An investment in the Common Stock involves a significant degree of risk. Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following factors before purchasing shares of Common Stock offered hereby. Certain information contained in this Prospectus, including information with respect to the Company's plans and strategy for its business are forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors including those set forth in the following risk factors and elsewhere in this Prospectus.

FLUCTUATIONS AND UNCERTAINTY OF PROPERTY AND CASUALTY INSURANCE INDUSTRY
RESULTS
  The results of companies in the property and casualty insurance industry have historically been subject to broad fluctuations. The industry's profitability can be affected significantly by price competition, volatile and unpredictable developments (including catastrophes), changes in loss reserves resulting from changing legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop, fluctuations in interest rates and other changes in the investment environment which affect returns on invested assets and inflationary pressures that affect the size of losses. The property and casualty insurance industry as a whole has historically experienced pricing and profitability cycles related to levels of industry underwriting capacity which have affected almost all product lines. In contrast to broad industry-based profitability cycles, profitability in the commercial property and casualty insurance industry in recent years has varied significantly by product line. Current levels of competitive pressures in most of the principal product lines underwritten by the Company have lasted longer and have been more severe than the Company had anticipated and are not expected to improve in the foreseeable future. Therefore, there can be no assurance that pricing pressures will not continue to adversely affect the Company. See "-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY REGARDING ADEQUACY OF LOSS AND LOSS EXPENSE RESERVES; EXPOSURE TO LATENT LIABILITIES
  CFI maintains loss and loss expense reserves to cover its estimated ultimate liability for losses and loss expenses with respect to reported and unreported claims incurred as of the end of each accounting period. CFI's gross loss and loss expense reserves were $2.9 billion, $3.2 billion, $3.4 billion and $3.6 billion at December 31, 1994, December 31, 1995, December 31, 1996 and September 30, 1997, respectively. These reserves do not represent an exact measurement of liability, but are CFI's estimates based upon various factors including: (i) actuarial projections of what CFI, at a given time, expects to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known, (ii) estimates of future trends in claims severity and frequency, (iii) judicial theories of liability and (iv) other factors, such as variables in claims handling procedures, economic factors and judicial and legislative trends and actions. Most or all of these factors are not directly quantifiable, particularly on a prospective basis. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims. The inherent uncertainties of estimating loss and loss expense reserves are generally greater for casualty coverages than for property coverages primarily due to the longer period of time that typically elapses before a definitive determination of ultimate loss can be made, changing theories of legal liability and changing political climates.

  There are significant additional uncertainties in estimating the amount of reserves required for asbestos, environmental and other latent exposure claims. The possibility that these claims would emerge was often not anticipated at the time the policies were written, and traditional actuarial reserving methodologies have not been useful in accurately estimating ultimate losses and expenses for these types of claims. In addition, the loss settlement period of certain of these claims may extend for decades after the expiration of the policy period, and during such time it often becomes necessary to adjust, sometimes to a significant degree, the estimates of liability on a claim either upward or downward. The asbestos reserves of CFI, net of reinsurance, were $38 million, $122 million, $107 million and $98 million at December 31, 1994, 1995 and 1996 and September 30, 1997, respectively; while, at the same time, the environmental reserves of CFI, net of reinsurance, were $61 million,

$126 million, $201 million and $190 million, respectively, and the reserves for other latent exposure claims, net of reinsurance, were $59 million, $42 million, $87 million and $61 million, respectively. Among the uncertainties relating to such reserves are a lack of historical data, long reporting delays, and complex, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different and frequently inconsistent conclusions as to when the loss occurred, what claims are covered, under what circumstances the insurer has an obligation to defend, how policy limits are determined and how policy exclusions are applied and interpreted. Because of these uncertainties, the range of exposure represented by asbestos, environmental and other latent exposure claims is more difficult to estimate and is subject to a higher degree of variability than such a range for non-latent exposure claims. In addition to asbestos, environmental and latent reserves, CFI's liability reserves included $109 million at September 30, 1997 for construction defect claims. At present, CFI's construction defect reserves relate to California exposures; however, there can be no assurance that trends in litigation and judicial determinations that have resulted in construction defect liabilities in California will not be followed in other states, resulting in similar liabilities arising in other parts of the country. See "Business -- Reserves."

  From time to time, CFI has found it necessary to significantly increase its reserves with respect to liabilities incurred in prior accident years. During the years ended December 31, 1995 and 1996, the Company increased its estimates of such net liabilities by $97 million and $173 million, respectively. See "Business --Reserves." To the extent reserves prove to be deficient in the future, the Company will have to increase its reserves by the amount of such deficiency and incur a charge to earnings in the period such reserves are increased. CFI believes that it is possible that the outcome of the uncertainties regarding reserves (including reserves for asbestos, environmental and other latent exposure claims and construction defect claims) could result in a liability exceeding the reserves by an amount that would be material to CFI's financial condition or results of operations in a future period.

RECENT OPERATING LOSSES; 1998 GROWTH PROSPECTS
  In 1996, CFI had a loss before federal income taxes of $291 million, including the $173 million increase in its net loss and loss expense reserves related to 1995 and prior accident years and a write-off of goodwill equal to $151 million in 1996. See "-- Fluctuation and Uncertainty of Property and Casualty Insurance Industry Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." While the Company has recently taken measures designed to enhance the Company's growth and profitability over time, management anticipates that the Company may experience a decline in premiums in 1998 as a result of a number of factors, including market conditions and uncertainties regarding CFI's ownership. In addition, there can be no assurance that these measures will have the intended effect of improving the Company's overall results of operations or that CFI will be profitable in the future.

POTENTIAL UNCOLLECTIBILITY OF, AND CONSIDERATIONS RELATED TO, REINSURANCE AND OTHER RISK TRANSFERS
  CFI uses reinsurance to help manage its exposure to insurance risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect CFI's business volume and profitability. Although reinsurance makes the assuming reinsurer liable to CFI to the extent of the risk ceded, CFI is not relieved of its primary liability to its insureds as the direct insurer. As a result, CFI bears credit risk with respect to its reinsurers. CFI made significant use of reinsurance during the 1970s and early 1980s from a large number of reinsurers. Since that time, the Company has generally increased the portion of the business it retains while reducing the number and improving the overall credit quality of reinsurers used for its reinsurance contracts. However, there can be no assurance that CFI's reinsurers will pay all reinsurance claims on a timely basis or at all. At September 30, 1997, CFI had reinsurance recoverables on paid and unpaid losses and loss expenses, net of uncollectible reinsurance reserves, of $1.2 billion due from several hundred reinsurers, however, the preponderance of these recoverables is with a relative few reinsurers. At such date, CFI's ten largest gross reinsurance recoverables (exclusive of recoverables from life insurance companies related to contingent obligations associated with structured settlements) aggregated $808 million, including $302 million from International Insurance Company ("IIC"), a subsidiary of The Resolution Group, Inc. ("TRG"), a former Talegen subsidiary, and $234 million from Ridge Reinsurance Limited ("Ridge Re"), a special purpose Bermuda reinsurer and a wholly owned subsidiary of XFSI, which constituted the two largest reinsurance recoverables.

  In connection with the Talegen Restructuring, CFI entered into reinsurance agreements with other insurance companies that are or were owned, indirectly, by Talegen (together with CFI, the "Talegen Insurance Companies") to transfer, through 100% quota share reinsurance, certain books of business that were not consistent with CFI's commercial lines middle market strategy. In addition to the reinsurance arrangements, certain of these reinsured insurance policies have also been novated to the Talegen Insurance Companies that reinsured these policies, and additional subject policies continue to be novated as claims are reported. For policies affected by this novation process, one of the other Talegen Insurance Companies is substituted for CFI as the insurer and becomes directly liable to the insured. The novation process was approved by the insurance regulators of each state; however, in the event that an assuming company fails to meet its obligations on policies that had been novated to it due to insolvency or otherwise, policyholders under such policies could seek judicial relief to have the novations invalidated. There can be no certainty that a court would enforce a policy novation against a challenge by a policyholder even if the appropriate novation procedures under state insurance law had been satisfied. A judicial determination that a policy novation was invalid would result in CFI retaining the direct obligation to the policyholder for the subject policy. CFI would retain the right to collect the amount of any future payments it makes under such a policy from the assuming company, although the collectibility would be affected by the solvency of the assuming company. See "Certain Transactions -- Talegen Restructuring." There can be no assurance that these policy novations will not be subject to challenge in the future by affected policyholders or will otherwise be determined to be invalid, which could result in CFI's retaining primary liability for some or all of such policies. Furthermore, the Company no longer has the benefit of common ownership with the other Talegen Insurance Companies in the coordination of the reinsurance arrangements and the novation process and the resolution of disputes, if any, among such companies.

  As a result of the transfer of business among the Talegen Insurance Companies in the Talegen Restructuring, based upon the carried reserves at each assuming company, TRG, Westchester Specialty Group and Coregis Group as of September 30, 1997 had assumed $813 million, $144 million and $90 million, respectively, of gross reserves from CFI on policies originally written by the Insurance Companies, of which $516 million, $116 million and $85 million, respectively, have been determined by the Company to relate to insurance policies subject to novation and $297 million, $28 million and $5 million, respectively, have been determined to be a reinsurance recoverable by CFI. Reinsurance from third-party reinsurers applicable to the business assumed from CFI was assigned by CFI to the assuming companies. The current availability of such reinsurance is reflected in the net reserves related to the assumed business carried by each assuming company. In the event of non-payment due to insolvency or otherwise by an assuming company, there can be no assurance that such third-party reinsurance will be available directly to CFI for any payments the Company becomes obligated to make to insureds under the transferred policies.

  Since the Talegen Restructuring, TRG's business has consisted primarily of resolving claims and collecting reinsurance recoverables in connection with insurance and reinsurance policies originally issued by IIC and other Talegen Insurance Companies. TRG currently does not write new business other than as may be legally required in connection with existing policies. See "Business --
 Use of Reinsurance," "-- Uncollectible Reinsurance" and "Certain
Transactions -- Talegen Restructuring."

COMPETITION
  The commercial lines property and casualty insurance industry is highly competitive, and the Company believes that it will remain so for the foreseeable future. CFI faces competition from domestic and foreign insurers, many of which are larger and have greater financial, marketing and management resources than CFI. Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, price, policy terms and conditions, services offered, reputation, agent and broker compensation and experience. The existing levels of competitive pressure and excess industry capacity have lasted longer and have been more severe than the Company had anticipated. The Company's challenge is to retain business and attract new business on terms offering acceptable return potential in an environment where both established competitors and newer entrants aggressively compete for premiums. There can be no assurance that CFI will not face increased competition in the future from other insurance companies, and that such increased competition, should it occur, will not have a material adverse effect on CFI. See "Business -- Competition."

  Several commercial property and casualty insurers and industry groups and associations currently offer alternative forms of risk protection in addition to traditional insurance products. These products, including large deductible programs and various forms of self-insurance that utilize captive insurance companies and risk retention groups, have been instituted to allow for better control of risk management and costs. It is not possible to predict how continued growth in alternative forms of risk protection will affect CFI's future operations.

CATASTROPHE LOSSES
  The property and casualty insurance industry has experienced, and in the future can be expected to experience, catastrophe losses which may, from time to time, have a material adverse effect on many property and casualty insurance companies' results of operations and financial condition. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, explosions, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. CFI generally seeks to reduce its exposure to catastrophe losses through its selective underwriting practices and the purchase of catastrophe reinsurance. There can be no assurance however, that selective underwriting practices or the catastrophe reinsurance purchased by CFI will be adequate to protect the Company against material catastrophe losses or that such reinsurance will continue to be available to CFI in the future at commercially reasonable rates. See "-- Potential Uncollectibility of, and Considerations Related to, Reinsurance and Other Risk Transfers" and "Business -- Reserves" and "-- Use of Reinsurance." Furthermore, states have from time to time passed legislation that has the effect of limiting the ability of insurers to manage risk, such as legislation prohibiting an insurer from withdrawing from catastrophe-prone areas. Although CFI attempts to limit its exposure to catastrophic events, it is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on CFI's results of operations or financial condition.

DIVIDEND RESTRICTIONS; EARNED SURPLUS OF U.S. FIRE
  CFI is a holding company with no direct operations, whose principal asset is the capital stock of the Insurance Companies. CFI relies primarily on dividends from the Insurance Companies to meet its obligations for payment of interest and principal on outstanding debt obligations, holding company expenses and dividends to shareholders. The ability of the Insurance Companies to pay dividends to CFI in the future will depend on their statutory surplus, earnings and on regulatory restrictions. CFI's principal insurance company subsidiaries are U.S. Fire, domiciled in the State of New York, and North River, domiciled in the State of New Jersey. New York law governing payment of dividends by domestic insurance companies provides that an insurer domiciled in New York must obtain the prior approval of the state insurance commissioner for the declaration or payment of any dividend which, together with dividends declared or paid in the preceding 12 months, exceeds "Ordinary Dividends" defined as the lesser of (i) 10% of policyholders' surplus as shown by its last statement on file with the New York Insurance Department (the "NYID") or
(ii) adjusted net investment income for the preceding 12-month period. Adjusted net investment income includes a carry forward of undistributed net investment income for two years. Such declaration or payment is further limited by earned surplus, as determined in accordance with statutory accounting practices prescribed or permitted in New York. As a result of reserve strengthening actions undertaken by U.S. Fire during 1995 and 1996, U.S. Fire reported negative earned surplus at December 31, 1995 and December 31, 1996 and, as a result, U.S. Fire currently has no ordinary dividend capacity. In connection with the Offering, the Company is requesting the NYID to allow U.S. Fire to reset its earned surplus accounts to $0 as of the first day following the end of the quarter in which the closing of the Offering occurs, and to further allow U.S. Fire to pay shareholder and policyholder dividends from earnings, if any, recognized in fiscal quarters after the closing of the Offering. There can be no assurance that the NYID will grant such a request.

  New Jersey laws provide that an insurer domiciled in the state must obtain the approval of the state insurance commissioner for payment of any dividend which, together with dividends paid in the previous 12 months, exceeds "Ordinary Dividends" defined as the greater of (i) 10% of policyholders' surplus at the preceding December 31 or (ii) statutory net income for the 12-month period ending the preceding December 31. In New Jersey, ordinary dividends may not be paid unless prior notice has been given to the insurance commissioner within five business days after the dividend is declared and 30 days prior to payment. Under New Jersey law, North River had $17 million of ordinary dividend capacity at December 31, 1996.

  As of December 31, 1996, the aggregate amount available for the payment of ordinary dividends by the Insurance Companies during 1997 was $19 million of which $5 million has been paid through September 30, 1997. There can be no assurance that the Insurance Companies will be able to pay dividends in the future in an amount sufficient to enable the Company to meet its liquidity requirements, including the payment of interest on its outstanding indebtedness and to pay dividends. Further, no prediction can be made as to whether any legislative proposals relating to dividend regulations in New York or New Jersey will be made, whether any such legislative proposal will be adopted in the future, or the effect, if any, any such proposal would have on the Company. In addition, the insurance commissioner of every state has broad authority to limit payments (dividends or otherwise) by domestic insurance companies if such insurance commissioner believes such payments would leave the insurer in a hazardous financial condition. No assurance can be given that some or all of the Insurance Companies' domiciliary states will not adopt regulatory provisions more restrictive than those currently in effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Regulation --
 Regulation of Dividends and Other Payments from Insurance Companies."

REGULATION
  CFI is subject to extensive regulation and supervision in the states in which it does business. Regulators oversee matters relating to rate setting with respect to certain lines of insurance, trade practices, policy forms, claims practices, mandated participation in shared markets, types and amounts of investments, reserve adequacy, insurer solvency, minimum amounts of capital and surplus, authorized lines of business, transactions with related parties, the payment of dividends and a variety of other financial and non-financial components of an insurance company's business. The rates that an insurance company can charge for certain lines of business are subject to regulation, and, therefore, premium rates may not keep pace with inflation. State insurance laws and regulations are administered by agencies that have broad powers and are concerned primarily with the protection of policyholders rather than shareholders or other investors. It is possible that future regulatory changes or developments may impede rate increases or other actions that CFI proposes to take to enhance its operating results or fundamentally change the business environment in which it operates. Future legislative or regulatory changes or developments, depending on their nature and magnitude, could have a material adverse effect on CFI. See "Business -- Regulation."

  The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices and procedures, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims paying ability and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by rating agencies. See "Business -- Regulation."

  All fifty states have insurance guaranty fund laws requiring property and casualty insurance companies doing business within the state to participate, through the payment of assessments, in guaranty funds or associations, which are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. These assessments may increase in the future depending upon the rate of insolvencies of insurance companies. Although the amount of any assessments applicable to guaranty funds cannot be predicted with certainty, the Company believes that future guaranty fund association assessments for known insurer insolvencies will not have a material adverse effect on its results of operations or financial condition. See "Business -- Regulation -- Guaranty Funds."

  As a condition of its licenses to do business, each Insurance Company typically is required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. See
"Business -- Regulation -- Shared Markets." The amount of future losses or assessments from such shared market mechanisms and pooling arrangements cannot be predicted with certainty. The underwriting results of these pools traditionally have been unprofitable. There can be no assurance that future losses or assessments from such mechanisms and pooling arrangements will not have a material adverse effect on CFI's results of operations or financial condition.

  In recent years, the insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that altered and, in many cases, increased state authority to regulate insurance companies and insurance holding companies. Further, the National Association of Insurance Commissioners (the "NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on investment practices, risk-based capital guidelines, interpretations of existing laws and the development of new laws. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies. Although the federal government currently does not regulate the business of insurance directly, federal initiatives often affect the insurance industry in a variety of ways. CFI cannot predict with certainty the effect any proposed or future legislation or NAIC initiatives may have on the conduct of CFI's business or the financial condition or results of operations of the Company. See
"Business -- Regulation."

DEPENDENCE ON INVESTMENT INCOME
  CFI, like other property and casualty insurance companies, depends on income generated by its investment portfolio for a significant portion of its earnings. Property and casualty insurers (including CFI) typically experience a combined ratio in excess of 100%. However, because premiums are received in advance of the payment of claims, insurers are able to earn substantial income from the investment of these premiums. As a result of Talegen's desire to insulate the Company's investment portfolio from exposure to fluctuations associated with long-term interest rates in connection with the proposed sale of Talegen, CFI liquidated its investment portfolio and invested primarily in fixed-income securities with maturities of one year or less. CFI intends, however, to increase the diversity and duration of its investment portfolio, which may involve increasing the risks associated therewith. See "Business --
 Investments." No assurance can be given that CFI will not suffer a significant decline in investment yields in future periods. A significant decline in investment yields could have a material adverse effect on CFI's results of operations. See "Business -- Investments."

RATINGS
  Increased public and regulatory concerns regarding the financial stability of participants in the insurance industry have resulted in greater emphasis being placed by policyholders upon insurance company ratings and has created some measure of competitive advantage for insurance carriers with higher ratings. CFI is rated "A (Excellent)" by A.M. Best, its third highest of 15 categories, and has a claims paying ability rating by Standard & Poor's of "A," its third highest of nine ratings categories. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security. Each of the rating agencies reviews its ratings periodically, and there can be no assurance that current ratings will be maintained in the future. A significant downgrade in such ratings could have a material adverse effect on the results of operations of CFI. See "Business -- Ratings."

DEPENDENCE ON KEY PERSONNEL
  The Company's business is currently managed by a small number of key management and operating personnel. The loss of the services of key personnel, especially those of Messrs. Brown and Stark, or the inability to attract, recruit and retain sufficient or additional qualified personnel, could have a material adverse effect on the Company. See "Management."

NO PRIOR PUBLIC MARKET FOR THE COMMON STOCK
  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Selling Stockholder and the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after the Offering. For a description of the factors to be considered in determining the initial public offering price, see "Underwriters -- Pricing of the Offering." Although the Common Stock is expected to be approved for
listing on      , there can be no assurance that an active trading market for the Common Stock will develop, or, if developed, that such a market will be sustained. The market price for shares of Common Stock may be significantly affected by such factors as the timing of future sales of Common Stock by Talegen, the Company's premiums, investment income, earnings and cash flow, differences between the Company's actual results and results expected by investors and analysts, news announcements or other developments affecting the Company or changes in general market conditions.

ANTI-TAKEOVER EFFECTS
  Under applicable state insurance laws and regulations, no person may acquire control of the Insurance Companies or of any person controlling them unless such person has filed a statement containing specified information with appropriate regulatory authorities and approval for such acquisition is obtained. Under applicable laws and regulations, any person acquiring directly, by stock ownership, or indirectly (by revocable proxy or otherwise), 10% or more of the voting stock of any other person is presumed to have acquired "control of such person."

  Certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and By-laws (the "By-laws"), including the creation of staggered terms for the Board of Directors and limitations on the ability of shareholders to call special meetings of shareholders, may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest. Such provisions also may adversely affect prevailing market prices for the Common Stock. See "Description of Capital Stock -- Certain Charter and By-law Provisions."

  After completion of the Offering, the Company's authorized capital stock will include shares of authorized but unissued Preferred Stock (the "Preferred Stock"). Any class or series of Preferred Stock could have rights which would adversely affect the rights of the holders of the Common Stock. The issuance of additional shares of Common Stock or a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of diluting current shareholders' ownership interests in the Company or of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE
  Talegen currently intends to sell any remaining ownership interest in CFI as market conditions permit, subject to its agreement with the Underwriters described below, and the requirements of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Upon completion of the Offering,
there will be     shares of Common Stock outstanding. All of the shares of
Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of CFI. The shares of Common Stock owned by Talegen (assuming the U.S. Underwriters' over-allotment option is not exercised) will continue to be "restricted securities" as defined in Rule 144 under the Securities Act. Such shares may not be sold in the absence of registration under the Securities Act or under an exemption from such registration, including, among others, the exemption provided by Rule 144 under the Securities Act. In connection with the Offering, the Company, Talegen and Xerox have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated ("Morgan Stanley") on behalf of the Underwriters, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 180 days (90 days in the case of Talegen and Xerox) after the date of this Prospectus, other than, with respect to CFI, pursuant to existing benefit plans. The Company has granted Talegen demand and piggyback registration rights with respect to its shares of Common Stock. See "Shares Eligible for Future Sale." The future sale of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock and could make it more difficult for the Company to raise funds through an equity offering in the future.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of shares of Common Stock by Talegen.

                                DIVIDEND POLICY

  Subject to the Company's financial results and declaration by the Board of Directors, the Company intends to pay regular quarterly cash dividends on its Common Stock. The Company currently intends to pay an initial quarterly cash
dividend of $   per share. See "Management's Discussion and Analysis of
Financial Condition and Results of Operations -- Liquidity -- Holding Company Liquidity." There can be no assurance, however, that dividends will be paid. The Company's ability to pay dividends is subject to certain restrictions.

  The Company is a holding company and has no direct operations. The Company's principal asset is the capital stock of the Insurance Companies. The Company will primarily rely on dividends from the Insurance Companies to meet its obligations which include the payment of dividends to stockholders. The Insurance Companies are subject to the laws of the states in which they are domiciled that limit the amount of dividends that an insurance company can pay. U.S. Fire had no ordinary dividend capacity at December 31, 1996. See "Risk Factors -- Dividend Restrictions; Earned Surplus of U.S. Fire" and "Business -- Regulation."

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of September 30, 1997 and as adjusted to give effect to the Transactions. As all of the shares of Common Stock offered hereby are owned by the Selling Stockholder, the sale of such shares will not have an effect on the Company's capitalization. This table should be read in conjunction with "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                          SEPTEMBER 30, 1997
                                                        -----------------------
                                                                  AS ADJUSTED
                                                                    FOR THE
                                                        ACTUAL  TRANSACTIONS(1)
                                                        ------  ---------------
                                                            (IN MILLIONS)
Debt................................................... $  115      $  150
Shareholder's equity:
 Common stock and additional paid-in capital...........  1,105       1,242
 Accumulated deficit...................................    (59)       (239)
 Net unrealized gains on investment securities.........     14          14
                                                        ------      ------
  Total shareholder's equity...........................  1,060       1,017(/2/)
                                                        ------      ------
   Total capitalization................................ $1,175      $1,167
                                                        ======      ======

--------
(1)As adjusted to give effect to the Transactions to be consummated contemporaneously with and following the Offering:

                           (A)       (B)         (C)          (D)     (E)     (F)       (G)     (H)    (I)
                                                                                       HOME
                          XEROX      XFSI                                   TALEGEN   OFFICE  PREPAID
                         TRAINING PROMISSORY   CAPITAL    REINSURANCE      PROMISSORY  LEASE  PENSION INCOME
                         FACILITY   NOTES    CONTRIBUTION    COVER    DEBT    NOTE    ACCRUAL  ASSET  TAXES   TOTAL
                         -------- ---------- ------------ ----------- ---- ---------- ------- ------- ------  -----
                                                            INCREASE (DECREASE)
Investments and cash....   $82       $182        $75         $(75)    $148   $(115)                           $297
Receivables due from
 affiliates and other
 assets.................             (182)                               2                      $(8)          (188)
Buildings and
 equipment..............   (24)                                                                                (24)
Current and deferred
 income taxes...........     4                                 26                       $ 9           $(105)   (66)
Debt....................                                               150    (115)                             35
Accrued Liabilities.....                                                                 27                     27
Common stock and
 additional paid-in
 capital................    62                    75                                                           137
Retained earnings.......                                      (49)                      (18)     (8)   (105)  (180)

--------
(a) Represents the receipt of $82 million in cash for the sale of a Xerox training facility in Virginia from Xerox Realty Corporation and from Xerox for the termination of the lease thereon and the related eliminations of a $24 million building and a $4 million deferred tax liability resulting in a $62 million capital contribution.
(b) Represents the redemption of $182 million of promissory notes due from XFSI.
(c) Represents the receipt of a $75 million capital contribution.
(d) Represents the cost, $75 million, of an aggregate excess of loss reinsurance cover the Company plans to purchase immediately following the Offering, net of related taxes.
(e) Represents the issuance of $150 million of new debt by the Company and the capitalization of $2 million of costs incurred in acquiring such debt.
(f) Represents the repayment of the Company's $115 million promissory note to Talegen.
(g) Represents the assumption of a $27 million unfavorable lease liability, net of related taxes, resulting from Talegen's discontinuance of the subsidy it currently provides for the Company's home office in Morristown, New Jersey.
(h) Represents $8 million of prepaid pension assets which will be written off by the Company since Talegen will be assuming the responsibility for the Company's pension liabilities.
(i) Represents $105 million of deferred tax benefits Xerox will retain that would otherwise be due to the Company, comprised primarily of $60 million of deferred tax sharing payments and $44 million associated with 1990 through 1994 uncollectible reinsurance deductions.

(2) See "Prospectus Summary -- Transactions Contemporaneous with and Following the Offering."

                        SELECTED FINANCIAL INFORMATION

  Selected consolidated financial data of CFI for the four years ended December 31, 1996 and the nine months ended September 30, 1996 and 1997 are set forth below. The information as of December 31, 1993, 1994, 1995 and 1996, and for each of the years in the four-year period ended December 31, 1996, has been derived from the audited consolidated financial statements of CFI for such periods. The consolidated information as of September 30, 1997 and for the nine-month periods ended September 30, 1996 and 1997 is unaudited, but in the opinion of management reflects all adjustments necessary for a fair presentation of such data.

  The combined statutory data as of and for the years ended December 31, 1993, 1994, 1995 and 1996 and as of and for the nine months ended September 30, 1996 and 1997 have been derived from annual combined and quarterly statutory financial statements filed with the domiciliary states of the Insurance Companies and prepared in accordance with SAP, which differs from GAAP. The combined annual and quarterly statutory data presented herein are unaudited, but in the opinion of management reflect all adjustments necessary for a fair presentation of such data.

  The operating data for the nine months ended September 30, 1997 are not necessarily indicative of results of operations for the entire year. The selected financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                  NINE  MONTHS
                                                                     ENDED
                                    YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                  -----------------------------  ---------------
                                   1993   1994    1995    1996    1996     1997
                                  ------ ------  ------  ------  -------  ------
                                                                  (UNAUDITED)
                                                (IN MILLIONS)
OPERATING DATA:
Revenues:
 Gross premiums written.........  $1,031 $1,022  $1,121  $1,106  $   837  $  818
 Net premiums written...........     836    887     960     956      724     728
 Net premiums earned............     807    854     930     959      725     710
 Net investment income..........     110    134     158     171      125     140
 Net realized investment gains..      40     11      48       2        1       1
 Other income...................      17     15      15      10        8      10
                                  ------ ------  ------  ------  -------  ------
 Total revenues.................     974  1,014   1,151   1,142      859     861
                                  ------ ------  ------  ------  -------  ------
Losses and expenses:
 Losses and loss expenses.......     573    605     767     928      734     573
 Underwriting, acquisition and
  other insurance expenses......     300    312     307     325      248     236
 Dividends to policyholders.....       5     (4)      6      11        9       8
 General expenses...............      16      7      13      10        7       2
 Goodwill write-off(1)..........     --     --      --      151      --      --
 Interest expense...............     --       1      10       8        5       6
                                  ------ ------  ------  ------  -------  ------
 Total losses and expenses......     894    921   1,103   1,433    1,003     825
                                  ------ ------  ------  ------  -------  ------
 Earnings (loss) before federal
  income taxes(2)...............      80     93      48    (291)    (144)     36
 Provision for income tax
  expense (benefit).............      20     23     (17)    (47)     (49)     12
                                  ------ ------  ------  ------  -------  ------
 Net earnings (loss)............  $   60 $   70  $   65  $ (244) $   (95) $   24
                                  ====== ======  ======  ======  =======  ======

                                                                  NINE MONTHS
                                                                     ENDED
                               YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                             ----------------------------------  --------------
                              1993        1994    1995    1996    1996    1997
                             ------      ------  ------  ------  ------  ------
                                                                  (UNAUDITED)
                                       (DOLLARS IN MILLIONS)
OTHER OPERATING DATA:
Gross premiums written by
 line of business:
 Multiple peril............  $  185      $  216  $  260  $  284  $  212  $  235
 Automobile................     245         242     276     273     209     201
 Workers' compensation.....     224         178     200     197     147     158
 Umbrella..................     192         189     183     161     125     104
 General liability.........      91          94     101      91      68      58
 Other.....................      94         103     101     100      76      62
                             ------      ------  ------  ------  ------  ------
 Total.....................  $1,031      $1,022  $1,121  $1,106  $  837  $  818
                             ======      ======  ======  ======  ======  ======
Gross premiums written
 through Custom Agents.....  $  599      $  725  $  908  $  960  $  724  $  734
Staff count................   2,421       2,125   1,906   1,792   1,828   1,705
Average gross premiums
 written per Custom Agent..  $  1.2      $  1.4  $  1.5  $  1.6  $  1.6  $  1.7
GAAP loss and loss expense
 ratio--accident year(3)...    71.3%       77.5%   76.0%   79.7%   79.7%   78.9%
GAAP loss and loss expense
 ratio--calendar year(4)...    71.0        70.8    82.5    96.8   101.2    80.7
GAAP underwriting expense
 ratio(4)..................    37.2        36.5    33.0    33.9    34.2    33.2
GAAP dividend ratio(4).....      .6         (.4)     .7     1.1     1.2     1.1
                             ------      ------  ------  ------  ------  ------
GAAP combined ratio(4).....   108.8%      106.9%  116.2%  131.8%  136.6%  115.0%
                             ======      ======  ======  ======  ======  ======
BALANCE SHEET DATA (AT
 PERIOD END):
Total investments and
 cash......................  $2,479      $2,606  $2,851  $2,998          $3,037
Total assets...............   5,044       4,773   5,247   5,184           5,381
Unpaid losses and loss ex-
 penses....................   3,160       2,948   3,240   3,417           3,597
Debt.......................     --          150     132     115             115
Shareholder's equity.......   1,268       1,051   1,213   1,035           1,060
COMBINED STATUTORY DATA:
Statutory net income
 (loss)....................  $  524(/5/) $   83  $   65  $  (86) $ (108) $   24
Policyholders' surplus.....     767         809     851     803             824
Ratio of net premiums writ-
 ten to surplus(6).........     1.0x        1.1x    1.2x    1.2x    1.3x    1.1x

--------
(1) See Note 1k to the Company's consolidated financial statements included elsewhere in this Prospectus.
(2) Excluding prior accident year reserve strengthening actions for the years ended December 31, 1995 and December 31, 1996 of $97 million and $173 million, respectively, and the goodwill write-off for 1996 of $151 million, the net earnings before federal income taxes would have been $145 million and $33 million for 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Reserves."
(3) As developed through September 30, 1997.
(4) The GAAP loss and loss expense ratio represents the sum of losses and loss expenses incurred as a percentage of net premiums earned. The GAAP underwriting, acquisition and other insurance expense ratio represents underwriting expenses as a percentage of net premiums earned. The GAAP dividend ratio represents dividends to policyholders as a percentage of net premiums earned. The GAAP combined ratio represents the sum of the GAAP loss and loss expense ratio, the GAAP underwriting expense ratio, and the GAAP dividend ratio.
(5) Statutory net income in 1993 was affected by $473 million of net realized investment gains and tax benefits related to the Talegen Restructuring. Excluding these items, statutory net income would have been $51 million.
(6) Represents the ratio of statutory net premiums written for the period to policyholders' surplus at the end of such period. The ratios as of September 30, 1996 and 1997 are calculated using statutory net premiums written from the four quarters which precede the interim date.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. Certain information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business -- Reserves," "Business -- Investments" and elsewhere in this Prospectus.

OVERVIEW

  THE INDUSTRY
  Historically, the commercial lines property and casualty insurance industry has been highly cyclical. During the 1990s, the industry has generally experienced low growth in premium writings and competitive conditions, including intense price competition, which adversely affected profitability.

  The low rate of premium growth in commercial insurance lines during this period is the result of many factors. First, systemic changes arose due to changes in law with regard to certain insurance coverages and claims, and as a result of new technologies. The reform of workers' compensation laws in many states in recent years and the increasing safety features of automobiles are examples of systemic changes that have reduced the trends of claims costs which are reflected in premium rates. Second, strategic activities of insurers designed to reduce the trend of claims costs had effects which reduced premium rates. These activities included defense cost containment, medical cost management, loss control and safety engineering and fraud prevention. Third, the emergence of alternative risk management mechanisms such as large deductible policies, captive insurance companies, and loss sensitive insurance programs provided insureds with alternatives to traditional insurance. Finally, the growth in statutory surplus of the property and casualty insurance industry substantially exceeded the growth in premium in recent years, resulting in increased capacity to support business writings and increased price competition.

  Cyclical trends and the profitability of the industry may be significantly affected by other unpredictable developments, such as catastrophic events, fluctuations in interest rates and developments affecting the market prices of investments, and inflation levels. Catastrophic events include natural disasters such as hurricanes, earthquakes, and windstorms, as well as man-made disasters such as explosions, with both types of events having the potential to result in large insured losses. Recently, the number and size of catastrophic property losses have resulted in a decline in underwriting profitability, as has increased reserves for environmental, asbestos and other latent exposures. Fluctuations in interest rates and in market prices affect both the income provided by investments and capital gains and losses from invested assets. Favorable investment results can mitigate the impact of underwriting losses and result in gains in industry surplus, as seen in recent years. Inflationary pressures may affect the size of losses and loss trends. In addition, inflation also can affect industry premium levels as inflation in exposure bases such as payroll or sales will tend to be reflected in increased premium. In recent years, inflation levels have been low relative to those experienced in the early and mid-1980's, and this has had a substantial effect on loss cost trends. The demand for property and casualty insurance can also vary significantly with fluctuations in the overall level of economic activity.

  THE COMPANY
  CFI is a national commercial lines property and casualty insurance group that operates on a regional basis and underwrites business produced by a limited number of preferred independent agents and brokers. The Company applies a generalist approach to the commercial lines middle market by underwriting a broad array of commercial insurance products, primarily including multiple peril, automobile, workers' compensation, umbrella and general liability coverages, targeted to mid-sized businesses. The Company believes its key competitive advantage is its strong relationships with a group of preferred independent agents and brokers which it identifies as Custom Agents. CFI operates on a regional basis through 20 offices that provide local, market sensitive service and knowledge in support of its Custom Agents.

  GROSS PREMIUMS WRITTEN; NET PREMIUMS WRITTEN; NET PREMIUMS EARNED
  Gross premiums written are the sum of direct premiums written through CFI's agents and brokers and premiums assumed by CFI, principally from non-voluntary pools. CFI's gross premiums written increased by $84 million, or 8.2%, to $1.1 billion from 1994 to 1996. Underlying this growth in gross premiums written has been the Company's focus on its Custom Agents, as demonstrated by the growth in the number of its Custom Agents to 604 at December 31, 1996 from 516 at December 31, 1994. In addition, over this same period premium volume produced by its Custom Agents increased by $235 million, or 32.4%, to $960 million in 1996 from $725 million in 1994. Furthermore, the average gross premiums written per Custom Agent increased by 14.3% from $1.4 million in 1994 to $1.6 million in 1996. As a result, CFI received 87% of its gross premiums written through Custom Agents in 1996 as compared to 71% in 1994. The growth in gross premiums written was achieved despite a reduction in the number of non-Custom Agents over the same period.

  Net premiums written are gross premiums written less premiums ceded to reinsurers which are made in order to limit the Company's exposure to loss. Net premiums written increased by $69 million, or 7.8%, to $956 million from 1994 to 1996 for the same reasons that gross premiums written increased as described above. However, the increase in net premiums written was slightly less than the increase in gross premiums written because of the purchase of additional umbrella reinsurance, partially offset by reduced reliance on facultative reinsurance.

  Net premiums earned reflect the amount of net premiums written applicable to the portion of the policy term that expires in a given year. CFI generally earns premiums on a pro rata basis over the period in which the coverages are provided. Net premiums earned increased by $105 million, or 12.3%, to $959 million from 1994 to 1996. The larger increase in net premiums earned relative to net premiums written was principally attributable to the lag in recognizing an increase in net premiums written in 1994 and 1995.

  NET INVESTMENT INCOME
  Changes in the interest rate environment affect the prospective return on newly invested and reinvested funds. Although rising interest rates enhance available returns, they reduce the market value of existing fixed-income investments and the availability of gains on the disposition thereof. Since September 1992, the Company's investment portfolio has been largely invested in short-term securities. During 1996, the Company began implementing an investment strategy to reposition the portfolio to have a duration that more closely approximates the duration of its liabilities and that was designed to maximize after-tax investment income, within acceptable risk and volatility criteria. In the fourth quarter of 1997, a portion of this portfolio was liquidated to realize capital gains presented by lower interest rates in the fixed-income securities market. Following the Offering, the Company will seek over time to invest in high-quality, fixed-income securities with an average rating of approximately "Aa" and a duration more closely approximating the duration of its liabilities while maintaining sufficient liquidity to meet cash requirements.

  Net investment income increased by $37 million, or 27.6%, to $171 million from 1994 to 1996. This increase in net investment income was due to a higher average investment yield, a higher average level of invested assets and a shift from non-taxable to taxable investments.

  LOSSES AND LOSS EXPENSES
  As premiums are earned, loss and loss expense reserves are established by CFI to provide for the estimated level of claim payments which will ultimately be made under the policies written. Incurred losses and loss expenses are tracked on both an accident year and a calendar year basis. Accident year incurred losses and loss expenses reflect the cumulative losses and loss expenses attributable to the year the losses were incurred, and are not necessarily related to when the losses are actually reported, recorded or paid. Calendar year losses and loss expenses reflect the total incurred losses and loss expenses recorded during a calendar year, regardless of when the losses are actually reported, recorded or paid. Calendar year losses and loss expenses are the total loss and loss expenses for the current accident year plus any net strengthening or reduction in the year of reserves for prior accident years. Funding levels for accident year incurred losses are established by CFI management based upon analyses and recommendations of its actuaries and senior management. See "Business --
 Reserves."

  The Company regularly monitors and evaluates its loss and loss expense and uncollectible reinsurance reserve adequacy. In recent years, CFI expanded the methodologies it uses to analyze its reserves, added newly available sources of data, and utilized outside consultants to supplement its internal management review process. One of the particular challenges for the Company and the property and casualty insurance industry in general is to improve the understanding, recognition and management of asbestos, environmental and other latent exposures. As part of its overall effort to understand and adequately reserve for these exposures that were written in the past, CFI has undertaken extensive work in recent years and plans to continue to refine its understanding and response capabilities with regard to latent exposures. Since 1986, the Company's policy has been to expressly exclude asbestos and environmental claims coverage from its insurance policies. The Company's liabilities with respect to such claims thus arise almost exclusively from policies written prior to such time. The Company continues to focus on the management of its exposure to asbestos, environmental and other latent exposure claims and employs Envision Claims Management Corporation ("Envision"), a previously affiliated service company which specializes in managing latent exposure claims, to service and process these claims.

  The Company's ongoing emphasis and scrutiny of the adequacy of its reserves led to (i) a complete review of CFI's balance sheet as part of the Talegen Restructuring in 1992 and (ii) a project started in 1995 and completed in 1996 to develop reserve evaluation methodologies for its latent exposures (asbestos, environmental and other). See "Business--Reserves." As a result, CFI's gross loss and loss expense reserve levels were increased in 1995 and 1996 by $400 million and $176 million, respectively, and net loss and loss expense reserves were increased by $97 million and $173 million, respectively. The Company is continuing to review its loss and loss expense reserves. While the Company believes that its current reserves are adequate to meet its expected obligations, it has retained an independent actuarial consulting firm to do further analysis on its latent and non-latent loss and loss expense reserves. Based on both of the reviews at this stage, the Company may increase its reserves net of reinsurance by up to $250 million. CFI will make a determination upon completion of this study, which is expected by the end of the first quarter of 1998, on whether to make any reserve strengthening and, if so, on the amount of such strengthening.

  Establishment of reserves is an inherently uncertain process and actual losses and loss expenses may deviate, perhaps substantially, from the reserves reflected in CFI's financial statements. Any material deficiency in reserve estimates, as compared to actual losses and loss expenses, could result in a charge to earnings which could have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors -- Uncertainty Regarding Adequacy of Loss and Loss Expense Reserves; Exposure to Latent Liabilities" and "Business -- Reserves."

  Losses and loss expenses incurred increased by $323 million, or 53.4%, to $928 million from 1994 to 1996. This increase was principally due to 1996 reserve actions of $173 million, which was $165 million greater than 1994's reserve actions of $8 million. Losses for 1996 were also impacted by unusually high property losses, including increased catastrophe losses of $14 million (principally related to the Pacific Northwest storms), as well as large medical losses in the workers' compensation line. Additional losses were also realized as a result of the growth in net premiums earned.

  UNDERWRITING, ACQUISITION AND OTHER INSURANCE EXPENSES (UNDERWRITING
EXPENSES)
  Underwriting, acquisition and other insurance expenses are composed principally of external expenses, relating to agents' compensation (commissions) and premium taxes, and internal underwriting expenses, which are a component of operating expenses. The internal underwriting expenses are those operating expenses related to underwriting and policy issuance as well as related administrative expenses. CFI's efforts to reduce expenses are primarily focused on total operating expenses which are a broader reflection of the Company's progress in expense control. See "Business --
 Strategy -- Aggressive Expense Management."

  A key priority of CFI is to achieve continued internal underwriting expense ratio reductions. The Company has been increasing efficiency and productivity by implementing technology improvements, reducing staff and enhancing management controls and financial oversight. For example, from 1994 to 1996, total staffing declined 15.7% from 2,125 to 1,792. Continuing the trend, total staffing has further declined to 1,705 through September 30, 1997. This staffing decline contributed to CFI's 28.3% improvement in productivity, as measured by gross premiums written per employee, which increased from approximately $481,000 in 1994 to $617,000 in 1996. To support these productivity improvements, the Company has made significant investments in technology initiatives designed to enhance productivity in underwriting and claims administration and to improve the quality and responsiveness of front-line decision making. Technology expenses increased by $14 million, or 43.8%, from 1994 to 1996. The Company expects that beginning in 1998, technology expenses will decline to approximately $43 million and reach a normalized annual rate of approximately $38 million by 2000 (as compared to $46 million for 1996). However, no assurance can be given that the Company's technology expenses will decline as expected, and unexpected systems complications, longer than expected development times, higher year 2000 remediation expenses and increases in outsourced vendor expenses are among the reasons which could cause technology expenses to be higher than expected.

  Related to its staff reductions, the Company has effected reductions in other expense categories such as benefits and equipment (other than technology equipment), where expenses were reduced by $4 million and $3 million, respectively, from 1994 to 1996. Benefit programs have been revised in recent years to reduce and better control medical costs of active and retired employees. Because of the productivity improvements achieved to date, and in particular the reduced staffing levels, non-technology operating expenses (including expenses related to underwriting activities, claims handling and certain general and administrative expenses) declined $4 million, or 2.3%, from 1994 to 1996, which partially offset the increase in technology costs.

  CFI's underwriting expense ratio decreased by 2.6 points, from 36.5% in 1994 to 33.9% in 1996, reflecting growth of 12.3% in net premiums earned accompanied by an increase of only 4.2% in underwriting expenses. Underlying the underwriting expense growth were increases in both external and internal underwriting expenses. The increase in external underwriting expenses (principally commissions and premium taxes) resulted from the increase in net premiums earned, partially offset by lower commission costs. Internal underwriting expenses increased due to higher technology costs that were partially offset by savings in non-technology expenses resulting from the productivity improvements discussed above. During the nine months ended September 30, 1997, the Company's underwriting expense ratio decreased to 33.2% from 34.2% for the first nine months of 1996, principally as a result of favorable adjustments to the contingent commission reserve in 1997.

RESULTS OF OPERATIONS

  COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1997 TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996
  Gross Premiums Written; Net Premiums Written; Net Premiums Earned. Gross premiums written by CFI decreased by $19 million, or 2.3%, to $818 million for the nine months ended September 30, 1997 from $837 million for the same period in 1996. The decrease in gross premiums written was primarily due to reductions in gross premiums written from non-Custom Agents, lower non-voluntary premiums, as well as competitive pressures on pricing levels and constraints on growth of new business stemming from competition. In addition, the Company believes that uncertainty among current and prospective Custom Agents regarding CFI's future ownership and its potential effects on the stability of relationships has adversely affected premium volume. This uncertainty increased in 1997 due to Talegen's progress in selling four formerly affiliated companies of CFI in accordance with Xerox's disengagement process. The gross premiums written through Custom Agents increased by $10 million, or 1.4%, to $734 million for the nine months ended September 30, 1997 from $724 million for the same period in 1996 while the gross premiums written per Custom Agent increased to $1.7 million in the nine months ended September 30, 1997 from $1.6 million for the same period in 1996. In addition, CFI received

90% of its gross premiums written through Custom Agents in 1997 as compared to 86% in 1996. However, the number of Custom Agents decreased to 586 at September 30, 1997 from 604 at September 30, 1996. The decline in the number of Custom Agents during the nine months ended September 30, 1997 was the result of terminations of non-performing Custom Agents, consolidation activity among Custom Agents and reluctance among some prospective Custom Agents to commit to long-term relationships with the Company pending the outcome of its future ownership. Gross premiums written increased in the nine months ended September 30, 1997 as compared to the same period in 1996 in the multiple peril and workers' compensation lines by $23 million and $11 million, respectively, and decreased in all other lines of business. The increase in the multiple peril line was related to the growth in business from Custom Agents. The increase in the workers' compensation line of business resulted from premium adjustments partially offset by higher retrospective return premiums and lower non-voluntary premiums. The lower premiums reported in remaining lines of business were principally due to market competition which decreased pricing and was particularly pronounced in the umbrella line of business, where gross premiums written decreased by $21 million.

  CFI's net premiums written increased by $4 million, or 0.6%, to $728 million for the nine months ended September 30, 1997 from $724 million for the same period in 1996. The increase in net premiums written, while gross premiums written declined, was due to reduced reliance on reinsurance and lower property reinsurance costs.

  CFI's net premiums earned decreased by $15 million, or 2.1%, to $710 million for the nine months ended September 30, 1997 from $725 million for the same period in 1996, due to the earnings impact of lower premium volume after the impact of workers' compensation premium adjustments.

  Net Investment Income. CFI's net investment income increased by $15 million, or 12.0%, to $140 million for the nine months ended September 30, 1997 from $125 million for the same period in 1996. The increase was due to a higher level of average assets invested in the first nine months of 1997 compared to the first nine months of 1996 and an increase in the investment yield resulting from the reinvestment of the portfolio. On an annualized basis, the average investment yield, excluding net rental income from the Xerox training facility and investment expenses, increased to 6.1% for the nine months ended September 30, 1997 from 5.6% for the nine months ended September 30, 1996.

  Losses and Loss Expenses. CFI's losses and loss expenses decreased by $161 million, or 21.9%, to $573 million for the nine months ended September 30, 1997 from $734 million for the same period in 1996. On a calendar year basis, the loss and loss expense ratio of 80.7% in the nine months ended September 30, 1997 was significantly lower than the 101.2% for the same period in 1996 due to the 1996 reserve actions. CFI's accident year loss and loss expense ratio was 78.9% for the nine months ended September 30, 1997, which was lower than the 1996 full year accident year loss and loss expense ratio of 79.7%, primarily reflecting more favorable loss experience in the property lines of business (multiple peril-property, fire and inland marine). The catastrophe loss ratio for the nine months ended September 30, 1997 was .7% while the 1996 full year ratio was 3.0%.

  Underwriting, Acquisition and Other Insurance Expenses (Underwriting Expenses). CFI's underwriting expenses decreased $12 million, or 4.8%, to $236 million for the nine months ended September 30, 1997 from $248 million for the same period in 1996. External underwriting expenses decreased by $10 million, or 7.1%, to $131 million for the nine months ended September 30, 1997 from $141 million for the same period in 1996 principally due to the decrease in net premiums earned and lower contingent commission expense. Internal underwriting expenses decreased by $2 million, or 1.9%, to $105 million for the nine months ended September 30, 1997 from $107 million for the same period in 1996, primarily as a result of staff reductions.

  Other. General expenses decreased $5 million to $2 million for the nine months ended September 30, 1997 from $7 million for the same period in 1996 as a result of the write-off of goodwill in 1996.

  Provision for Income Taxes. The provision for income taxes increased to an expense of $12 million for the nine months ended September 30, 1997 from a benefit of $49 million for the same period in 1996, primarily due to the increase in earnings before federal income taxes.

  COMPARISON OF 1996 TO 1995
  Gross Premiums Written; Net Premiums Written; Net Premiums Earned. Gross premiums written by CFI remained relatively constant at $1.1 billion in 1996 and 1995. The Company believes that uncertainty among Custom Agents regarding CFI's future ownership adversely affected premium volume growth in 1996. Although premium volume remained constant, CFI continued to grow both the number of Custom Agents and the volume of gross premiums written through Custom Agents in 1996. The number of Custom Agents increased from 589 at December 31, 1995 to 604 at December 31, 1996 while the gross premiums written from Custom Agents increased by $52 million, or 5.7%, to $960 million for 1996 from $908 million in 1995. Gross premiums written per Custom Agent increased from $1.5 million in 1995 to $1.6 million in 1996. As a result, CFI received 87% of its gross premiums written through Custom Agents in 1996 as compared to 81% in 1995. Gross premiums written decreased in the umbrella and general liability lines by $22 million and $10 million, respectively. The reduction in premiums from umbrella and general liability reflected the combined impact of reduced volume from non-Custom Agents and the loss of umbrella policies where market pricing was below levels acceptable to CFI. Partially offsetting these lines of business decreases was increased multiple peril business of $24 million.

  CFI's net premiums written decreased by $4 million, or .4%, to $956 million in 1996 from $960 million in 1995. The smaller decrease in net premiums written relative to the decline in gross premiums written resulted from reduced reliance on reinsurance and lower property reinsurance costs.

  CFI's net premiums earned, however, increased by $29 million, or 3.1%, to $959 million in 1996 from $930 million in 1995. Net premiums earned increased while net premiums written decreased as a result of the recognition in 1996 of net premiums written in prior periods.

  Net Investment Income. CFI's net investment income increased $13 million, or 8.2%, to $171 million in 1996 from $158 million in 1995. The increase was primarily due to a higher level of invested assets in 1996 compared to 1995. The average investment yield, excluding net rental income from the Xerox training facility and investment expenses, was 5.7% in both 1995 and 1996.

  Net Realized Investment Gains. CFI's net realized investment gains decreased by $46 million to $2 million in 1996, from $48 million in 1995 due to the liquidation of investments in 1995 in connection with the proposed sale of Talegen. See "Business -- Investments."

  Losses and Loss Expenses. CFI's losses and loss expenses increased $161 million, or 21%, to $928 million in 1996 from $767 million in 1995. In 1996, primarily as a result of refining certain elements of its latent exposure methodologies, gross and net loss and loss expense reserves were strengthened by $176 million and $173 million, respectively, including an addition to the reserve for uncollectible reinsurance of $32 million, while in 1995 net reserves for loss and loss expenses were increased by $97 million. On a calendar year basis, the increase in the loss and loss expense ratio of 14.3 points from 82.5% in 1995 to 96.8% in 1996 was due primarily to these reserve actions. Reserve strengthening accounted for 10.4 points of the loss and loss expense ratio in 1995 and 18.0 points in 1996. The 1996 accident year loss and loss expense ratio developed through September 30, 1997 was 79.7%, which was higher when compared to the 1995 accident year loss and loss expense ratio of 76.0%, primarily reflecting unfavorable development in the automobile and property lines of business.

  Underwriting, Acquisition and Other Insurance Expenses (Underwriting Expenses). CFI's underwriting expenses increased by $18 million, or 5.9%, to $325 million in 1996 from $307 million in 1995. External underwriting expenses increased by $5 million, or 2.8%, to $182 million in 1996 from $177 million in 1995 due to higher net premiums earned over the same period. Internal underwriting expenses increased by $13 million, or 10.0%, to $143 million in 1996 from $130 million in 1995, primarily reflecting increases in non-technology expenses. The increased level of non-technology expenses was due to the reduction of reserves for premium deficiencies and certain other items in 1995 that did not recur in 1996. These 1995 reserve reductions also contributed to an increase in the underwriting expense ratio of .9 points from 33.0% in 1995 to 33.9% in 1996.

  Other. Interest expense decreased by $2 million, or 20.0%, to $8 million for 1996 from $10 million in 1995, which reflects principal payments made on term debt. Unamortized goodwill of $151 million was written off in 1996 based upon the revaluation of this asset in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

  Provision for Income Taxes. The income tax benefit increased from $17 million in 1995 to $47 million in 1996, primarily due to the impact of the reserve increases in 1996, a reduction in investment income attributable to tax-exempt securities and the release of certain redundant tax liabilities in 1995.

  COMPARISON OF 1995 TO 1994

  Gross Premiums Written; Net Premiums Written; Net Premiums Earned. Gross premiums written by CFI increased by $99 million, or 9.7%, to $1.12 billion in 1995 from $1.02 billion in 1994. The growth in gross premiums written resulted from an increase in the number of Custom Agents from 516 at year end 1994 to 589 at year end 1995 and an increase in average gross premiums written per Custom Agent, which rose from $1.4 million in 1994 to $1.5 million in 1995. As a result, CFI received 81% of its gross premiums written in 1995 compared to 71% in 1994 from its Custom Agents. During 1995 as compared to 1994, gross premiums written increased in all lines of business except umbrella, which declined by $6 million as a result of lower volume from non-Custom Agents.

  Net premiums written increased by $73 million, or 8.2%, to $960 million in 1995 from $887 million in 1994. The increase in net premiums written was less than the increase in gross premiums written due to the purchase of additional umbrella reinsurance partially offset by reduced reliance on reinsurance.

  Net premiums earned increased by $76 million, or 8.9% to $930 million in 1995 from $854 million in 1994 due to the earnings impact of higher premium volume.

  Net Investment Income. CFI's net investment income increased by $24 million, or 17.9%, to $158 million in 1995 from $134 million in 1994. This increase was due to a higher level of invested assets in 1995 compared to 1994 and a higher average investment yield. On an annualized basis, the average investment yield, excluding net rental income from the Xerox training facility and investment expenses, was 5.7% in 1995 compared to 5.0% in 1994.

  Net Realized Investment Gains. CFI's net realized investment gains increased by $37 million to $48 million in 1995 from $11 million in 1994, primarily due to the net gains realized during the 1995 liquidation of the investment portfolio in connection with the proposed sale of Talegen.

  Losses and Loss Expenses. CFI's losses and loss expenses increased by $162 million, or 26.8%, to $767 million for 1995 from $605 million in 1994. On a calendar year basis, CFI's loss and loss expense ratio increased 11.7 points from 70.8% in 1994 to 82.5% in 1995. During 1995, prior accident year gross loss and loss expense reserves were strengthened by $352 million and uncollectible reinsurance reserves were strengthened by $53 million. The increase in the calendar year loss and loss expense ratio and the absolute increase in the amount of incurred losses and loss expenses were caused primarily by net prior accident year reserve strengthening of $97 million in 1995 as compared to $8 million in 1994. On an accident year basis, after consideration of all prior accident year reserve strengthening recorded through September 30, 1997, the loss and loss expense ratio decreased by 1.5 points, from 77.5% in 1994 to 76.0% in 1995. This improvement was primarily due to lower multiple peril property losses experienced in 1995 as compared to 1994.

  Underwriting, Acquisition and Other Insurance Expenses (Underwriting Expenses). CFI's underwriting expenses decreased by $5 million, or 1.6%, to $307 million in 1995 from $312 million in 1994. External underwriting expenses decreased by $2 million, or 1.1%, to $177 million in 1995 from $179 million in 1994, while internal underwriting expenses decreased by $3 million, or 2.3%, from $133 million in 1994 to $130 million in 1995. Despite an increase in net premiums earned during this period, external expenses were reduced, largely as a result of lower commission costs. The decrease in internal underwriting expenses reflected a decrease in non-technology expenses due to headcount reductions and related productivity improvements combined with expense benefits primarily resulting from a reduction of premium deficiencies and other redundant reserves, partially offset by an increase in technology expenses. The decrease in underwriting expenses combined with an increase in net premiums earned resulted in a 3.5 point decrease in the total underwriting expense ratio from 36.5% to 33.0%.

  Other. Interest expense increased by $9 million to $10 million in 1995 from $1 million in 1994 primarily due to the full year of interest recorded on bank debt which was issued in the fourth quarter of 1994.

  Provision for Income Taxes. The 1995 provision for income taxes decreased by $40 million from an expense of $23 million in 1994 to a benefit of $17 million in 1995 due to lower earnings before income taxes as a result of the reserve strengthening discussed above, higher 1995 tax-exempt interest income and the release of certain redundant tax liabilities in 1995.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents the Company's quarterly results of operations for 1996 and 1997.

                                                 FIRST  SECOND   THIRD  FOURTH
                                                QUARTER QUARTER QUARTER QUARTER
                                                ------- ------- ------- -------
                                                         (IN MILLIONS)
1997
  Net premiums earned..........................  $237    $235    $ 238     N/A
  Net investment income........................    45      48       47     N/A
  Losses and expenses..........................   267     276      282     N/A
  Earnings before income taxes.................    18      10        8     N/A
  Income taxes.................................     6       3        3     N/A
                                                 ----    ----    -----   -----
  Net earnings.................................  $ 12    $  7    $   5     N/A
                                                 ====    ====    =====   =====
1996
  Net premiums earned..........................  $234    $247    $ 244   $ 234
  Net investment income........................    40      42       43      46
  Losses and expenses..........................   266     278      459     430
  Earnings (loss) before income taxes..........    11      14     (169)   (147)
  Income taxes (benefits)......................     4       6      (59)      2
                                                 ----    ----    -----   -----
  Net earnings (loss)..........................  $  7    $  8    $(110)  $(149)
                                                 ====    ====    =====   =====

  The third quarter of 1996 includes reserve strengthening actions of $173 million primarily resulting from CFI's refining certain elements of its methodologies to estimate latent exposures. The income tax benefits recognized in the third quarter of 1996 were primarily due to the tax impact from these actions. The fourth quarter of 1996 includes a goodwill write-off of $151 million.

LIQUIDITY AND CAPITAL RESOURCES

  CONSOLIDATED LIQUIDITY
  Cash provided by operating activities primarily consists of premium collections, reinsurance collections, investment income and income tax receipts. Cash provided from these sources is generally used for loss and loss expense payments, policy acquisition costs, operating expenses, the purchase of reinsurance coverage, debt service and repayment, income tax payments and dividends.

  Cash provided by operating activities amounted to $191 million, $138 million and $116 million for 1994, 1995 and 1996, respectively, and $73 million and $46 million for the nine months ended September 30, 1996 and 1997, respectively. Cash provided by operating activities decreased in 1995, primarily as a result of lower receipts for income taxes than in 1994, partially offset by increased cash flows from premium collections and investment income. The decrease of $27 million between the nine months ended September 30, 1996 and the same period in 1997 was due to higher loss and loss expense payments and lower loss recoveries, which were partially offset by lower expense and reinsurance premium payments.

  Total cash used in investing activities during 1994, 1995 and 1996 was $175 million, $101 million and $156 million, respectively, and was principally the result of the positive cash flows from operations and, in 1996, capital contributions. Total cash used in investing activities for the nine months ended September 30, 1996 and 1997 amounted to $101 million and $30 million, respectively. Cash used to purchase additional investments in 1997 was less than in 1996 due to the lower positive cash flow from operations, as well as less cash available from financing activities.

  Cash (used in) provided by financing activities amounted to $(14) million, $(39) million and $38 million for 1994, 1995 and 1996, respectively. Cash provided by (used in) financing activities amounted to $27 million and $(6) million for the nine-month periods ended September 30, 1996 and 1997, respectively. During 1994, CFI issued bank debt of $150 million, the proceeds of which were used to pay shareholder dividends to Talegen. During 1996, proceeds received from a loan from Talegen and capital contributions from Talegen were used to repay outstanding bank debt. The cash flows from financing activities for the nine months ended September 30, 1996 included a $27 million repayment of debt and a capital contribution from Talegen of $54 million. Cash flows used in financing activities for the nine months ended September 30, 1997 included a $6 million dividend to Talegen, while no dividends were paid to Talegen during 1996.

  The aggregate carrying value of invested assets, including cash and short-term investments, was $2.6 billion, $2.9 billion and $3.0 billion as of December 31, 1994, 1995 and 1996, respectively. The aggregate carrying value of invested assets, including cash and short-term investments, increased by $39 million from December 31, 1996 to September 30, 1997. The increase in invested assets in 1995 over 1994 resulted from positive cash flow from operations generated during 1995 and lower unrealized losses on investment securities due to a general decline in interest rates. The increase in invested assets in 1996 over 1995 resulted from positive cash flow from operations and financing activities noted above. The increase in invested assets during the first nine months of 1997 was due to increases in the market value of investment securities due to lower interest rates and positive cash flow from operations.

  Beginning in the third quarter of 1995, CFI liquidated its investment portfolio to assist the proposed sale of Talegen. As a result of the liquidation and subsequent reinvestment, the average maturity of CFI's investment portfolio decreased from four years at the end of 1994 to an average maturity of less than three years at the end of 1996. Consistent with CFI's investment strategy, the proportion of fixed maturities in its investment portfolio increased from 8% as of December 31, 1995 to 36% as of December 31, 1996. The fixed maturity investments purchased during 1996 were mainly high-quality (primarily rated "Aa" or higher) corporate bonds and mortgage and other asset-backed securities. Of the total invested assets at September 30, 1997, approximately $1.9 billion, or 63%, was in short-term investments.

  Following the completion of the Offering, the Company intends to reposition its investment portfolio over time with the objective of increasing the yield and duration of its investment portfolio. The Company will seek to invest in high-quality, fixed-income securities with an average rating of approximately "Aa" and a duration more closely approximating the duration of its liabilities while maintaining sufficient liquidity to meet immediate cash requirements. See "Business -- Investments."

  CFI's shareholder's equity was $1.1 billion, $1.2 billion, $1.0 billion and $1.1 billion as of December 31, 1994, 1995 and 1996 and September 30, 1997, respectively. Cash dividends of $173 million, $21 million, $0 and

$6 million were paid to Talegen during 1994, 1995 and 1996 and the nine months ended September 30, 1997, respectively. The Company also distributed $6 million of real estate as a dividend to Talegen in 1994. Net unrealized losses on investment securities, which are recorded as a direct reduction to equity, were $115 million as of December 31, 1994, which improved to a loss of $1 million as of December 31, 1995, and improved to a gain, net of deferred income of taxes, of $7 million as of December 31, 1996, which increased to $14 million through September 30, 1997, primarily due to the general decline in interest rates.

  Combined statutory net income (loss) for the Company amounted to $83 million, $65 million and $(86) million for the years ended December 31, 1994, 1995 and 1996, respectively. The decrease in statutory net income (loss) from 1995 to 1996 was primarily due to the reserve actions taken in 1996. See "Business --Reserves." Combined policyholders' surplus of CFI has increased from $809 million at December 31, 1994 to $824 million at September 30, 1997 and the ratio of statutory net premiums written to surplus has remained relatively stable at 1.1x over the same period. Statutory surplus is an important measure utilized by CFI, regulators and rating agencies to assess the Company's ability to support business operations as well as provide dividend capacity. The Insurance Companies are limited by insurance laws as to the amount of dividends they may pay without prior approval from regulatory authorities. These restrictions differ by state, but generally pertain to calculations based on policyholders' surplus, statutory net income, and investment income. See "Business -- Regulation --Regulation of Dividends and Other Payments from Insurance Companies."

                 POLICYHOLDERS' SURPLUS AND OPERATING LEVERAGE

                                                            NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                 -------------------------  ------------------
                                  1994     1995     1996      1996      1997
                                 -------  -------  -------  --------  --------
                                           (DOLLARS IN MILLIONS)
Combined policyholders' sur-
 plus........................... $   809  $   851  $   803  $    774  $    824
Operating leverage (statutory
 net premiums written to end of
 period surplus) (1)............     1.1x     1.2x     1.2x      1.3x      1.1x

--------
(1) The ratios as of September 30, 1996 and 1997 were calculated using net premiums written from the four quarters which precede the interim date.

  As of September 30, 1997, the Company had a net deferred tax asset of $236 million, which primarily related to temporary differences that are expected to reverse over 10 to 15 years as net ordinary deductions for tax purposes. Contemporaneously with the Offering, $105 million of deferred tax benefits will be retained by Xerox. Realization of this net deferred tax asset, after deducting the amount to be retained by Xerox, will require the Company to generate approximately $374 million of taxable income over 10 to 15 years, before reversal of these temporary differences, although there can be no assurance that such taxable income will be achieved.

  HOLDING COMPANY LIQUIDITY
  As a holding company, the Company has no direct operations and relies primarily on dividends from the Insurance Companies to meet cash needs. Historically, the Company's principal need for liquidity consisted of debt service obligations in connection with a $115 million promissory note issued to Talegen and dividend payments on its Common Stock. The promissory note bears interest at the rate of 7.4% per annum and matures in 2006. In connection with the Offering, the Company expects to issue debt of $150 million, with $115 million of the proceeds used to repay the aforementioned promissory note and $33 million, after expenses, retained by the Company. In addition, the Company expects to establish a bank credit facility to provide for up to $25 million in further borrowings. After the Offering, the Company's principal needs for liquidity are expected to be debt service obligations and dividend payments on its Common Stock.

  The ability of the Insurance Companies to pay dividends to the Company is subject, among other things, to limitations imposed by the insurance laws and regulations of the state in which each Insurance Company is domiciled. Currently, U.S. Fire has no ordinary dividend capacity. See "Risk Factors --
 Dividend Restrictions; Earned Surplus of U.S. Fire."

  During the nine months ended September 30, 1997, the Company received dividends in the amount of $5 million from the Insurance Companies. The maximum dividends that could be paid by the Insurance Companies to the Company in 1997 without prior approval of the appropriate insurance regulators were $19 million.

YEAR 2000 REMEDIATION
  Systems remediation to comply with year 2000 is an industry issue. Since 1994, the Company has required that all new systems and enhancements meet its year 2000 compliance standards and has implemented a plan to make critical existing systems meet such standards. The Company believes that these remediation efforts will be completed during 1999 and has estimated the cost at approximately $6 million; however, there can be no assurance that such remediation will be completed as planned or that costs will not substantially exceed estimates.

ACCOUNTING STANDARDS NOT YET ADOPTED
  Statement of Financial Accounting Standards No. 128 "Earnings per Share" establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. It simplifies current standards for computing earnings per share and makes them comparable to international EPS standards. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. This Statement requires restatement of all prior-period EPS data presented. The adoption of this statement is not expected to have a material effect on CFI's results of operations or financial condition.

  Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure" establishes standards for disclosing information about an entity's capital structure. This statement consolidates existing disclosure requirements. This statement applies to all entities and is effective for financial statements issued for periods ending after December 15, 1997. The adoption of this statement is not expected to have a material effect on CFI's results of operations or financial condition.

  Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. This Statement is effective for fiscal years beginning after December 15, 1997 and requires reclassification of comparative periods disclosed. The adoption of this statement is not expected to have a material effect on CFI's results of operations or financial condition.

  Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. This Statement is effective for fiscal years beginning after December 15, 1997 and requires comparative information for prior periods to be restated. The adoption of this statement is not expected to have a material effect on CFI's results of operations or financial condition.

EFFECTS OF INFLATION
  The ultimate losses and loss expenses for claims not yet settled are affected by inflation, which is, therefore, a significant factor in setting appropriate loss reserves as well as insurance rates. CFI's methods, used both to estimate loss liabilities for claims incurred but not yet reported ("IBNR") and to calculate insurance rates, reflect the effects of inflation when estimating ultimate loss costs. CFI uses internal and industry insurance data as well as government economic indices in estimating the effects of inflation on insurance premium rates and loss liabilities. However, until claims are ultimately settled, the full effect of inflation on CFI's results cannot be known. Due to changing inflationary pressures, CFI regularly evaluates its premium rates and loss liabilities, including IBNR loss reserves, for inflation effects.

                                   BUSINESS

OVERVIEW
  CFI is a national commercial lines property and casualty insurance group that operates on a regional basis and underwrites business produced by a limited number of preferred independent agents and brokers. The Company, which has operated for more than a century under the well-known Crum & Forster name, underwrites a broad array of commercial insurance products targeted to mid-sized businesses. These products principally include multiple peril, automobile, workers' compensation, umbrella and general liability coverages. With net premiums written of $956 million in 1996, the Company is among the 30 largest writers of commercial lines insurance in the United States based on 1996 statutory data published by A.M. Best. At September 30, 1997, CFI had total assets of $5.4 billion.

  The Company believes its key competitive advantage is its strong relationships with a group of preferred independent agents and brokers which it identifies as "custom agents" or "potential custom agents" (collectively, "Custom Agents"). CFI considers the Custom Agents to be its primary customers because it believes these agents serve as risk managers for many of the insureds and exercise substantial influence over their choices of coverage and carrier. As of September 30, 1997, the Company had 586 Custom Agents which accounted for 90% of gross premiums written during the first nine months of 1997. CFI believes there is substantial opportunity to increase its share of the Custom Agents' premium volume because it estimates that its current share of the total commercial lines premium produced by its Custom Agents is under 10%.

  CFI operates on a regional basis through 20 offices that provide local, market sensitive service and knowledge in support of its Custom Agents. Substantially all underwriting and claims handling functions are performed in the regional offices. The Company's management, reporting and control structures are organized to support regional decision making while emphasizing discipline and consistency in CFI's core underwriting and claims functions. Though CFI operates on a regional basis, it is also recognized as a national writer with the ability to offer countrywide account service capabilities.

  CFI is a wholly owned subsidiary of Talegen, which is a wholly owned subsidiary of XFSI, which is, in turn, a wholly owned subsidiary of Xerox. In January 1993, Xerox announced its strategic decision to disengage from its insurance and other financial services businesses, which include Talegen and the Company, in order to focus on its core document processing business. The uncertainties regarding the Company's future ownership and operations created by the Xerox disengagement process have impacted CFI's ability to effectively execute its strategy, which relies heavily on mutual commitments to long-term, stable relationships with current and prospective Custom Agents. The Company believes that the Offering will remove many of these uncertainties.

  CFI has recently taken steps intended to enhance growth and profitability. Effective January 1, 1998, CFI strengthened its senior management team through the full-time involvement of Joseph W. Brown, Jr., previously Chairman and CEO of Talegen and, prior to that, President and CEO of Fireman's Fund Insurance Company. The Company anticipates that, following the Offering, Mr. Brown and other members of the senior management team will own equity interests in the Company. This ownership is intended to provide the senior management team with economic incentives aligned with the success of the Company.

STRATEGY
  CFI's objective is to enhance shareholder value by leveraging its Custom Agent relationships through its regional operating structure. Critical elements of the Company's strategy include: (i) enhancing its strong relationships with Custom Agents; (ii) operating through a decentralized regional structure; (iii) applying a generalist approach to the commercial lines middle market; (iv) maintaining attractive loss exposure through disciplined underwriting and superior claims management; (v) leveraging its Custom Agent relationships to take advantage of growth opportunities; (vi) reducing operating expenses; (vii) maintaining the Company's strong balance sheet and strong ratings; and (viii) repositioning the Company's investment portfolio to enhance investment income. The following paragraphs describe the major elements of the Company's strategy.

  Strong Custom Agent Relationships. The central focus of the Company is to capitalize on market opportunities by continuing to strengthen its relationships with its Custom Agents and by identifying and appointing additional Custom Agents. Custom Agents are selected based on their commercial lines focus, production of profitable business and professional reputation. In addition, each Custom Agent must have a business plan and strategy that is consistent with CFI's and must exhibit a commitment to maintaining a long-term, profitable business relationship with the Company. Potential custom agents share the strategic characteristics of a custom agent, but their relationships with CFI are still developing. Custom agents typically serve as potential custom agents for one to two years before being appointed as custom agents. In order to enhance relationships with its Custom Agents, CFI seeks to provide a stable market, generalist products, strong local expertise and decision making, ready access to CFI's senior management and attractive agent compensation. In addition, CFI develops individual business plans on an annual basis with each of its Custom Agents.

  The number of Custom Agents was 494 at December 31, 1993 and 586 at September 30, 1997. Consistent with its strategy to focus on Custom Agents, CFI has reduced the number of non-Custom Agents from 468 on December 31, 1993 to 159 on September 30, 1997. The success of the Company's accelerated efforts since 1993 to focus on its Custom Agents is evidenced by the increasing percentage of the Company's total gross premiums written produced by its Custom Agents and the increasing average gross premiums written per Custom Agent as displayed in the following table.

                 GROSS PREMIUMS WRITTEN THROUGH CUSTOM AGENTS

                                                                  NINE MONTHS
                                   YEAR ENDED DECEMBER 31,           ENDED
                                 ------------------------------  SEPTEMBER 30,
                                  1993    1994    1995    1996       1997
                                 ------  ------  ------  ------  -------------
                                           (DOLLARS IN MILLIONS)
Total gross premiums written.... $1,031  $1,022  $1,121  $1,106      $818
Gross premiums written through
 Custom Agents.................. $  599  $  725  $  908  $  960      $734
Custom Agents as percentage of
 total..........................     58%     71%     81%     87%       90%
Average gross premiums written
 per
 Custom Agent................... $  1.2  $  1.4  $  1.5  $  1.6      $1.7(1)

--------
(1) Annualized.

  As indicated in the above table, only approximately 10% of CFI's total premium volume for the nine months ended September 30, 1997 related to business produced by non-Custom Agents. This premium was derived principally from non-voluntary business as well as business from those agents who did not meet the Company's Custom Agent criteria. CFI anticipates that in future years it will derive similar small percentages of its overall premium volume from these sources, in part due to business produced through former Custom Agents who cease to meet the Company's criteria for such status. The Company maintains a quarterly monitoring process with each of its appointed Custom Agents focused on performance objectives for renewal and new business, loss experience and mix of business. CFI takes a series of corrective actions, culminating in termination of relationships, with those Custom Agents who fail to achieve mutually agreed objectives.

  While the Company has expanded the number of Custom Agents, premium growth on a "same store sales" basis (period to period growth from existing Custom Agents) has also been attained. The Company's premium growth rates achieved through its Custom Agents from 1993 to 1996 are substantially greater than those achieved by the commercial lines industry. The following table provides data illustrating these trends.

                    GROWTH IN CUSTOM AGENT PREMIUMS WRITTEN

                                                                   NINE MONTHS
                                      YEAR ENDED DECEMBER 31,         ENDED
                                      --------------------------  SEPTEMBER 30,
                                      1993   1994   1995   1996       1997
                                      -----  -----  -----  -----  -------------
Number of Custom Agents.............    494    516    589    604       586
Increase in gross premiums written
 through
 Custom Agents......................   19.6%  21.0%  25.2%   5.7%      1.4%
Increase in gross premiums written
 through same
 prior year Custom Agents ("same
 store sales")......................   18.5   18.4   19.0    4.5        .7
Commercial lines insurance industry
 increase
 (decrease) in net premiums written
 (1)................................    4.5    2.4    (.8)   2.1       N/A
Increase (decrease) in total CFI net
 premiums written(2)................    N/A   13.9   12.4   (3.9)     (1.1)

--------
(1) Source: A.M. Best.
(2) Reflects statutory net premiums written.

  The decline in the rate of growth of the Custom Agent gross premiums written during 1996 and the first nine months of 1997 primarily resulted from competitive pricing pressures in the commercial lines marketplace which affected the industry as a whole and the Company's adherence to its disciplined underwriting standards. In addition, the Company believes that uncertainty among current and prospective Custom Agents regarding CFI's future ownership adversely impacted gross premiums written. The decline in the number of Custom Agents during the nine months ended September 30, 1997 was primarily the result of CFI's termination of underperforming Custom Agents, as well as consolidation activities among Custom Agents and reluctance among some prospective Custom Agents to commit to long-term relationships with the Company pending the outcome of its future ownership. The Company will continue to actively manage its relationships with its Custom Agents, including selective termination or rehabilitation of underperforming agents as appropriate.

  CFI pays commissions to Custom Agents in two components: scheduled commissions, which are generally a percentage of premiums varying by line of business; and contingent or profit sharing commissions, which are primarily based on the loss experience of the business placed by the Custom Agents with the Company. Contingent commissions paid by CFI provide an economic incentive for Custom Agents to place profitable business with the Company.

  To attract the highest quality business, CFI also provides eligible Custom Agents with the opportunity to share in the profitability of business they produce through ownership in 19 reinsurance companies, the Captives, formed by CFI and approximately 90% owned by the agents. CFI cedes a portion of certain premiums produced by the Custom Agent shareholders to these Captives. The Company established its initial Captive in 1985 and is one of the few commercial lines insurers to offer such a program to agents. At September 30, 1997, a total of 262 Custom Agents, or 62% of those eligible to own shares, were Captive shareholders. The Company believes that the Captives have substantially enhanced its relationships with Custom Agents by allowing the Custom Agents to share in the profitability of the Captives while at the same time exposing the Custom Agents to the underwriting process and financial operations of an insurer. In addition, the Company believes that the use of Captives has encouraged the Custom Agent shareholders to place their highest quality business with the Company and provides the Company a competitive advantage that can not be easily duplicated by its competitors. The business reinsured by the Captive program has historically exhibited higher retention ratios and lower loss ratios than that of the Company as a whole. For example, the business reinsured by the Captives program had a retention ratio of 86% for the nine months ended September 30, 1997, as compared to a retention ratio of 78% for business of the entire Company during that period. The statutory combined ratios for the portion of the business subject to the Captive program that was retained by CFI in each of the years from 1993 through 1996 was 103.0%, 106.0%, 107.3% and 105.9%, respectively. Direct premiums written by the Company which were subject to the Captive program more than doubled from $90 million in 1993 to $196 million in 1996, resulting in 1996 cessions to the Captives of $37 million. See "-- Pricing and Underwriting" and "-- Claims Management."

  Evidencing CFI's stable, long-term relationships with its Custom Agents, over 75% of the Custom Agents have represented the Company for more than five years as of September 30, 1997. As of the same date, approximately 31% of the Custom Agents have represented CFI for more than 20 years. This latter group remains a strong part of CFI's Custom Agent force, having produced over one-third of the Company's gross premiums written through all Custom Agents for the nine months ended September 30, 1997.

                         CUSTOM AGENT TENURE WITH CFI
                           AS OF SEPTEMBER 30, 1997

                                                                      PERCENT OF
                                                                        GROSS
YEARS AS                     NUMBER OF    PERCENT OF   GROSS PREMIUMS  PREMIUMS
COMPANY AGENT              CUSTOM AGENTS CUSTOM AGENTS    WRITTEN      WRITTEN
-------------              ------------- ------------- -------------- ----------
                                                       (IN MILLIONS)
4 or less.................      127            22%          $ 84          11%
5 to 10 years.............      119            20            167          23
11 to 15 years............       76            13            108          15
16 to 20 years............       79            14             99          14
21 to 25 years............       43             7             54           7
26 years or more..........      142            24            222          30
                                ---           ---           ----         ---
  Total...................      586           100%          $734         100%
                                ===           ===           ====         ===

  Decentralized Regional Approach. The Company operates through 20 regional offices, each focusing on building relationships with the Custom Agents within its region by providing the products and services that address their needs. Substantially all underwriting and claims functions are performed in the regional offices subject to well-defined boundaries designed to assure quality underwriting and claims handling. The Company believes that operating on a decentralized, regional basis allows it to compete effectively with regional competitors while benefiting from its national scale by offering countrywide account service capabilities and its financial capacity relative to many regional carriers. CFI's regional operations allow it to obtain local knowledge of legal, regulatory, economic and cultural factors that influence the profit potential of insurance products and enable the Company to respond quickly to business developments and opportunities. The annual business plans written by Custom Agents and CFI are developed through CFI's regional offices.

  To enhance its regional focus, CFI flattened its organizational structure in 1993 and substantially broadened regional authority by moving decision-making functions to the regional offices. Each of CFI's seven most senior officers is actively involved with the regions and works directly with Custom Agents to gain a better understanding of their needs. This structure facilitates the integration of product expertise, account coordination and service, and leverages senior management's significant experience, which averages over 20 years in the insurance industry. In addition, the Company has introduced and emphasizes a performance-based culture including a compensation program tied to regional results as well as the Company's overall results.

  The geographic distribution of the Company's premium volume is well diversified, with no region accounting for less than 2% or more than 11% of the Company's gross premiums written in 1996. In addition, no state accounted for more than 13% of direct premiums written. See "-- Geographic
Distribution."

  Focus on Generalist Commercial Lines Products for Middle Market
Businesses. CFI applies a generalist approach to the commercial lines middle market by offering products which fulfill the majority of the insurance needs of mid-sized businesses. CFI believes that its generalist products and ability to meet most account needs of mid-size businesses have helped the Company strengthen its relationships with Custom Agents during a time when many competitors have specialized their product offerings. The Company also seeks to provide a stable market by consistently offering its generalist products, while actively working to tailor products to meet specific market needs. The Company has used these approaches to differentiate itself from its competitors. Approximately 91% of the Company's gross premiums written for 1996 were derived from the following five lines of business: multiple peril (26%), automobile (25%), workers' compensation (18%), umbrella (14%) and general liability (8%). In most cases, the Company does not compete for accounts generating annual premiums of less than

$10,000, nor does the Company actively seek to compete for business from Fortune 500(R) companies. Gross premiums written per account averaged approximately $78,000 per year for the nine months ended September 30, 1997.

  Disciplined Underwriting. CFI's underwriting standards focus on profitability more than on premium growth or market share, which at times may limit premium growth when market conditions do not meet the Company's pricing and underwriting standards. Underwriting authority levels related to class, risk grade and policy limits are delegated to regional underwriters based on demonstrated individual expertise. The Company believes that having broad underwriting authority in its regions allows it to respond more quickly to the demands of its Custom Agents. In addition, CFI's consistent generalist products allow the underwriting staff to develop a high degree of expertise in the lines they underwrite. CFI audits and risk class monitoring indicate that the profile of risks underwritten by the Company through its Custom Agents in recent years has been relatively constant, as has the mix of premium by line of business. See "-- Selected Product and Ratio Information." The Company utilizes sophisticated monitoring systems to track pricing levels on both new and renewal business, thus facilitating pricing discipline within the regional offices. To manage its liability to exposure relative to its capital, reserves and willingness to retain underwriting risk, CFI purchases both treaty and facultative reinsurance from a limited number of high-quality reinsurers. In addition, CFI applies various techniques to manage and limit its property catastrophe exposure, including modelling tools to evaluate potential catastrophe exposures and to allocate both underwriting capacity and reinsurance costs across the regions. In part due to its disciplined underwriting approach, in each of the last four years for which industry data is available, the Company's statutory accident year pure loss ratios were better than the commercial lines insurance industry averages as displayed below:

                       ACCIDENT YEAR PURE LOSS RATIO(1)

                                                                  NINE MONTHS
                                    YEAR ENDED DECEMBER 31,          ENDED
                                   ----------------------------- SEPTEMBER 30,
                                   1993   1994   1995   1996(2)      1997
                                   -----  -----  -----  -------- -------------
CFI...............................  55.9%  60.2%  59.5%   63.5%      63.1%
Commercial lines insurance indus-
 try..............................  59.8   65.9   63.2    64.8        N/A

--------
(1) CFI pure loss ratios reflect statutory data as of September 30, 1997. Commercial lines insurance industry pure loss ratios for all commercial lines were extracted from 1996 data published by A.M. Best.
(2) The Company's 1996 accident year pure loss ratio was negatively affected by an unusually large increase in loss severity (including higher than average catastrophe losses) experienced in the multiple peril-property line of business and an unusually high number of large property damage losses.

  Superior Claims Management. In addition to directly affecting the financial results of the Company, claims management is the most important after-sale service to Custom Agents and insureds. Policyholder satisfaction with the claims handling process is a determining factor in policy retention. The Company believes that its stable business focus on generalist products have allowed its claims professionals to develop a high degree of expertise in the insurance lines and for the types of accounts that the Company underwrites. CFI's claims management productivity and efficiency are illustrated by a 41.0% increase in claims managed per claims handling professional at September 30, 1997 as compared to December 31, 1994. The Company experienced a 9.7% decrease in average legal fees per litigated liability claim on suits closed during the nine-month period ended September 30, 1997 as compared to those closed in 1996, while CFI's average indemnity fees paid per claim were reduced by 14.9% on these same claims. The Company's claims staff leverages its expertise to assist Custom Agents in problem solving and tailoring programs to address specific client needs. Substantially all claims are handled by the regional offices, although specialized units handle umbrella, environmental and construction defect claims. In addition, regardless of the line of business, claims identified as having major litigation potential are managed by a specialized team of claims professionals and monitored by senior management.

  Growth Opportunities. The Company has increased its gross premiums written from Custom Agents from approximately $599 million in 1993 to approximately $960 million in 1996. The Company intends to grow over time by increasing sales through its existing Custom Agents as a result of both increased penetration by CFI and growth in the Custom Agents' businesses. CFI believes there is substantial opportunity to increase its share of Custom Agents' premium volume because it estimates that its current share of the total commercial lines premium produced by its Custom Agents is under 10%. The average gross premiums written per Custom Agent increased by 33% from $1.2 million in 1993 to $1.6 million in 1996.

  Furthermore, CFI intends to grow over time by developing and appointing additional Custom Agents, particularly in territories which are identified as having profit potential and which are currently underserved by the Company. This expansion will build on the experience gained through the Company's expansion in its Western Region, where premium volume increased by more than 48% during the three years ending December 31, 1996. The number of Custom Agents was 494 at December 31, 1993 and 586 at September 30, 1997.

  CFI believes that the completion of the Offering and the resolution of the Company's future ownership structure should also have a beneficial impact on the Company's growth opportunities.

  Aggressive Expense Management. CFI seeks to continue the substantial progress it has made since 1993 in reducing its cost structure while increasing the productivity of its employees. The Company has improved its operating expense ratio from December, 1993 to September, 1997 by 3.3 points, from 25.7% to 22.4%, respectively. Over the same period, gross premiums written per employee increased 50% from $426,000 to $640,000. CFI's cost cutting accomplishments are the result of: (i) reductions in staff and streamlined management functions and operations consistent with a decentralized, regional business emphasis; (ii) changes in processes and tools that contribute to productivity including sharing best practices among regional offices; and (iii) specific efforts to implement economic incentives designed to promote a performance-based culture. CFI intends to continue to reduce costs through these initiatives. The Company also exited from its servicing carrier business and consolidated several claims offices.

  CFI has made significant investments in technology designed to enhance productivity in underwriting and claims administration and to improve the quality and responsiveness of front-line decision making. The Company has installed LAN-based workstations linking its employees and has developed and implemented new rate/quote/policy issuance and claim management and information systems. These enhanced communications and information capabilities, along with other technology improvements, have enabled CFI to replace certain existing systems with more flexible and less costly applications. Further, CFI believes that its improved technology will enable it to continue to achieve productivity improvements and expand into new territories at modest incremental expense.

  The impact of CFI's aggressive expense management is reflected in the following table:

                      PRODUCTIVITY AND OPERATING EXPENSES

                               YEAR ENDED DECEMBER 31,
                             ----------------------------------
                                                                  NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                              1993        1994    1995    1996       1997
                             ------      ------  ------  ------  -------------
                              (DOLLARS IN MILLIONS, EXCEPT AS NOTED)
PRODUCTIVITY
  Staff count...............  2,421       2,125   1,906   1,792      1,705
  Gross premiums written per
   employee (in thousands).. $  426      $  481  $  588  $  617      $ 640(/1/)
  Gross premiums written per
   non-claims employee
   (in thousands)...........    619         704     857     936      1,003(/1/)
  Claims per claims associ-
   ate......................    n/a         227     274     305        319(/1/)
OPERATING EXPENSES
  Compensation and bene-
   fits..................... $  142      $  134  $  122  $  123      $  88
  Technology................     25          32      43      46         34
  Rent, occupancy and equip-
   ment.....................     28          22      18      18         14
  Servicing carrier and fee
   income...................    (26)         (4)     (1)     (2)        (2)
  Talegen management fee....     21(/2/)      8       8       9          6
  Other.....................     17          15      15      23         19
                             ------      ------  ------  ------      -----
    Total................... $  207      $  207  $  205  $  217      $ 159
                             ======      ======  ======  ======      =====
  Internal underwriting ex-
   pense(3)................. $  138      $  133  $  130  $  143      $ 105
  Unallocated loss adjust-
   ment expense paid........     69          74      75      74         54
                             ------      ------  ------  ------      -----
    Total operating
     expenses............... $  207      $  207  $  205  $  217      $ 159
                             ======      ======  ======  ======      =====
Ratio of operating expenses
 to net premiums earned.....   25.7%       24.2%   22.0%   22.6%      22.4%

--------
(1) Annualized.
(2) Calculated using a different rate than that used for subsequent periods.
(3) External underwriting expenses were $162 million, $179 million, $177 million, $182 million, and $131 million for 1993, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively. Total underwriting, acquisition and other insurance expenses were $300 million, $312 million, $307 million, $325 million and $236 million for 1993, 1994, 1995, 1996 and the nine months ended September 30, 1997.

  Maintain Strong Balance Sheet and Strong Ratings. The Company believes that a strong balance sheet and strong ratings are crucial to attracting and retaining high-quality business. At September 30, 1997, CFI had total assets of $5.4 billion and shareholder's equity of $1.1 billion. The Company had a net premiums written to surplus ratio of 1.1x as of September 30, 1997. The strength of CFI's balance sheet is supported by its current use of a limited number of high-quality reinsurers. CFI ceded principally to 36 approved reinsurers (other than Captives and pools and associations whose combined ceded premiums amounted to $39 million) in 1996 and only 38 approved reinsurers through September 30, 1997 (other than Captives and pools and associations whose combined ceded premiums amounted to $27 million during the 1997 period). The premiums ceded to reinsurers in 1996 (other than Captives and pools and associations) amounted to approximately $111 million, with $78 million or 70.3% of this amount being ceded to ten reinsurers. The following table lists the Company's top ten reinsurers, by ceded premiums, in 1996.

               TEN LARGEST REINSURERS, BY CEDED PREMIUMS IN 1996

                                                         PERCENT OF
                                              CEDED        CEDED       BEST
REINSURER                                    PREMIUMS     PREMIUMS   RATING(1)
---------                                  ------------- ----------- ---------
                                           (IN MILLIONS)
General Reinsurance Corporation...........      $20         18.0%       A++
Zurich Reinsurance Centre, Inc. ..........       13         11.9        A
NAC Reinsurance Corporation...............        8          7.2        A+
Munich American Reinsurance Company.......        7          6.2        A+
Universal Bonding Insurance Company.......        6          5.4        A-
Lloyd's syndicates........................        5          4.5        NR
Employers Reinsurance Corporation.........        5          4.5        A++
St. Paul Fire and Marine Insurance Compa-
 ny.......................................        5          4.5        A+
Hartford Fire Insurance Company...........        5          4.5        A+
Partner Reinsurance Company Ltd. .........        4          3.6        A+
                                                ---         ----
  Total...................................      $78         70.3%
                                                ===         ====

--------
(1) "A++" is the highest, "A+" is the second highest (both of which are "Superior" ratings), "A" is the third highest and "A-" is the fourth highest (both of which are "Excellent" ratings) of the 15 A.M. Best ratings. "NR" indicates a company that is not rated.

  CFI is currently rated "A (Excellent)" by A.M. Best and has a claims paying rating of "A" by Standard & Poor's. CFI's A.M. Best rating is the third highest of 15 categories, while its Standard & Poor's rating is the third highest of nine rating categories.

  Enhance Investment Income. As of September 30, 1997, approximately $1.9 billion, or 63% of total investments of $3.0 billion, was in short-term investments to assist the sale of the Company. The remainder of the portfolio was invested in fixed-income securities with average ratings equivalent to "Aa" and a duration approximating 4.4 years. Following the completion of the Offering, the Company intends to reposition its investment portfolio over time with the objective of increasing both the yield and duration. The Company will seek to invest in high-quality, fixed-income securities with an average rating of approximately "Aa" and a duration more closely approximating the duration of its liabilities while maintaining sufficient liquidity to meet immediate cash requirements.

GEOGRAPHIC DISTRIBUTION
  The Company is licensed and currently writes insurance in all 50 states, Washington, D.C., Puerto Rico, United States Virgin Islands and Guam. The geographic distribution of the Company's premium volume is well diversified, with no state accounting for more than 13% of direct premiums written, although New York and New Jersey accounted for 12.4% and 10.2%, respectively, of direct premiums written in 1996. In addition, no region accounted for less than 2% or more than 11% of the Company's gross premiums written in 1996. The following table displays the Company's regional offices and the distribution of gross premiums written by regional office during the nine months ended September 30, 1997.

                                         NINE MONTHS ENDED SEPTEMBER 30, 1997
                                      ------------------------------------------
     REGIONAL OFFICE                  NUMBER OF EMPLOYEES GROSS PREMIUMS WRITTEN
     ---------------                  ------------------- ----------------------
                                                              (IN THOUSANDS)
     North Jersey....................          85                $78,952
     Western.........................         118                 72,519
     Orlando.........................          76                 67,793
     New York........................          87                 62,546
     Boston..........................          65                 45,847
     Baltimore.......................          56                 43,798
     Charlotte.......................          51                 40,981
     Detroit.........................          39                 35,744
     Kansas City.....................          39                 35,339
     Cincinnati......................          49                 33,728
     Milwaukee.......................          43                 31,580
     Chicago.........................          64                 31,505
     Texas...........................          84                 31,503
     Denver..........................          46                 31,042
     Philadelphia....................          57                 30,672
     Pittsburgh......................          44                 30,223
     Connecticut.....................          43                 27,978
     Minneapolis.....................          44                 25,764
     Atlanta.........................          46                 25,021
     Upstate New York................          42                 24,731

SELECTED PRODUCT INFORMATION
  As a generalist, the Company does not seek to specialize in one or more lines. Rather, the Company attempts to serve the needs of its Custom Agents and to utilize its underwriting and financial resources in an "account" approach to business, whereby the Company provides multiple commercial lines of coverage for a mid-sized business. The following table sets forth gross premiums written by line of business.

                  GROSS PREMIUMS WRITTEN BY LINE OF BUSINESS

                                                                          NINE MONTHS
                                   YEAR ENDED DECEMBER 31,                   ENDED
                         ----------------------------------------------  SEPTEMBER 30,
LINE OF BUSINESS            1993        1994        1995        1996          1997
----------------         ----------  ----------  ----------  ----------  -------------
                                           (DOLLARS IN MILLIONS)
Multiple peril.......... $  185  18% $  216  21% $  260  23% $  284  26% $   235     29%
Automobile..............    245  24     242  24     276  25     273  25      201     24
Workers' compensation...    224  22     178  17     200  18     197  18      158     19
Umbrella................    192  18     189  19     183  16     161  14      104     13
General liability.......     91   9      94   9     101   9      91   8       58      7
Other...................     94   9     103  10     101   9     100   9       62      8
                         ------ ---  ------ ---  ------ ---  ------ ---  ------- ------
Total................... $1,031 100% $1,022 100% $1,121 100% $1,106 100% $   818    100%
                         ====== ===  ====== ===  ====== ===  ====== ===  ======= ======

  Multiple peril provides coverage for businesses against third-party liability from accidents occurring on their premises or arising out of their operations, such as injuries sustained from products sold. It also insures business property for damage, such as that caused by fire, wind, hail, water, theft, and vandalism and protects businesses from financial loss due to business interruption. Typical multiple peril risks insured by CFI include residential and commercial rental properties such as apartments, shopping centers and office buildings.

  Automobile provides coverage against losses from personal bodily injury, bodily injury to third parties, property damage to an insured's vehicle, property damage to other vehicles and other property resulting from the ownership, maintenance or use of automobiles and trucks. CFI's automobile exposures generally are commercial fleets of private passenger vehicles and servicing-type vehicles, such as vans and light trucks. In addition, the Company insures transportation industry exposures such as limousines.

  Workers' compensation provides coverage for the obligations of an employer under state law to provide its employees with specified benefits for work-related injuries, deaths and diseases, regardless of fault. CFI generally writes workers' compensation business in support of multiple peril policies and exposures as described above. This product can also be the principal line written for an account in the contracting, service or manufacturing sectors. Typically, there are four types of benefits payable under workers' compensation policies: medical benefits, disability benefits, death benefits, and vocational rehabilitation benefits. The Company offers two types of workers' compensation products: (i) guaranteed cost products in which policy premiums are fixed and do not vary as a result of the insured's loss experience; and (ii) retrospectively rated policies, in which premiums are adjusted based on the actual loss experience of the insured during the policy period. The Company emphasizes cost containment methods which involve employers, employees, and care providers in a joint and coordinated effort that focuses on cost-effective and quality care for injured employees and their early return to work, thus seeking to achieve savings in both service delivery and loss payout.

  Umbrella provides coverage in excess of or supplementing other liability coverages. Umbrella coverage is intended to provide additional insurance protection to business for losses that exceed the limits of their liability policies. The majority of umbrella policies CFI writes are on accounts for which it provides other coverages.

  General liability provides coverage for liability exposures including bodily injury and property damage arising from products sold and general business operations. General liability includes coverages for directors' and officers' liability arising in their official capacities and errors and omissions insurance for acts or failures to act under specified circumstances. CFI writes very little of this business on a monoline basis, since most of this coverage is included in the multiple peril policies described above. The risks that CFI does write on separate policies are generally single exposures such as "event" coverage.

  Other coverages underwritten by the Company include: inland marine, which provides coverage for goods in transit and "builders risk" for buildings in the course of construction and for tools and contractors' equipment; fidelity and surety, where fidelity coverage guarantees faithful performance of an obligation or indemnifies an insured for loss due to embezzlement or misappropriation of funds, and surety coverage provides a third party with guarantee of a statutory obligation between two other parties; and miscellaneous property insurance which provides coverage for loss or damage to buildings, inventory, and equipment from natural disasters and events such as vandalism and theft, fires and storms.

PRICING AND UNDERWRITING
  Most of the Company's business is written on policy forms developed by the Insurance Services Office ("ISO"), an independent industry support organization. The coverage provided by these forms is sometimes enhanced or modified by the Company to address specific underwriting, marketing or geographic considerations. Similarly, most rates are based on loss data provided by ISO or, for workers' compensation, the National Council on Compensation Insurance, also an independent industry support organization, adjusted to reflect the Company's own experience, expenses and profit targets. The Company's underwriting standards focus on profitability more than on premium growth or market share, which at times may limit premium growth when market conditions do not meet the Company's pricing and underwriting standards.

  Underwriting authority levels related to class, risk grade and policy limits are delegated to regional underwriters based on demonstrated individual expertise. The Company believes that having broad underwriting authority in its regions allows the Company to respond more quickly to the demands of its Custom Agents than a more centralized structure would allow. The Company maintains two sophisticated price monitoring systems into which relevant data from each policy underwritten by the Company is entered. This data provides information for the underwriters, regional management and home office management which gives them a better understanding of the potential profitability of the business written.

  In recent years the Company has focused increasingly on catastrophe exposure analysis and management. The Company employs catastrophe exposure modelling to evaluate and control its exposure to a probable maximum loss ("PML") as a result of any single event. These models are utilized directly by regional underwriters in areas prone to catastrophic events, such as hurricanes in Florida and earthquakes in California, to evaluate the impact of underwriting decisions on PML exposure and capacity allocated to the regions. The Company incurred net catastrophe losses of $14 million, $15 million, $25 million, $29 million and $5 million for the years ended December 31, 1993, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively, representing 1.7%, 1.8%, 2.7%, 3.0% and .7% of net premiums earned for the same periods.

  The table below sets forth industry losses and Company losses from the ten largest insured catastrophes over the past decade.

                                       ESTIMATED TOTAL
                                         INDUSTRY(2)             CFI
                                       --------------- -----------------------
CATASTROPHE(1)                          GROSS LOSSES   GROSS LOSSES NET LOSSES
--------------                         --------------- ------------ ----------
                                                    (IN MILLIONS)
HURRICANE ANDREW (1992)...............     $15,500         $90         $10
NORTHRIDGE EARTHQUAKE (1994)..........      12,500           1           1
HURRICANE HUGO (1989).................       4,200          14          11
HURRICANE OPAL (1995).................       2,100           2           2
NORTHEAST WINTER STORMS (1993)........       1,800           5           5
OAKLAND FIRE (1991)...................       1,700           0           0
HURRICANE INIKI (1992)................       1,600           8           6
HURRICANE FRAN (1996).................       1,600           8           8
TEXAS AND NEW MEXICO WIND, HAIL,
 FLOODING (1995)......................       1,100           2           2
LOMA PRIETA EARTHQUAKE (1989).........         900           1           1

--------
(1) CFI also incurred gross and net losses of $15 million in 1996 from the Pacific Northwest Storms catastrophe, the largest catastrophe net loss the Company has experienced.
(2) Source: A.M. Best.

CLAIMS MANAGEMENT

  The Company believes that its claims management practices provide an advantage in the market. As of September 30, 1997, approximately 38% of the Company's employees were dedicated to claims management and administration. These employees include adjusters, litigation specialists, staff attorneys, regional and corporate management, line specialists and support staff. The Company has developed claims cost management methodologies designed to monitor, control, and measure all aspects of the claims resolution process. The Company has also developed and implemented competitive medical management and managed care programs to control workers' compensation claim costs. The claims function emphasizes the achievement of superior results as measured by audited outcomes against qualitative and quantitative Company objectives; financial integrity via both investigative specialists who attempt to limit fraudulent claims activity and a program to pursue appropriate subrogation and recovery opportunities; and exceptional service whereby Company resources are brought to bear in managing and resolving claims. The Company's claims efforts are assisted by technology supportive of the dual objectives of reducing claims costs and enhancing the future sales efforts of Custom Agents. The Company's Claims Assist Workstation incorporates workload management features along with an electronic claims file, which has increased productivity and provides enhanced access to claims file progress notes. CFI's claims management abilities are illustrated by a 41.0% increase in claims managed per claims handling professional at September 30, 1997 as compared to December 31, 1994. The Company experienced a 9.7% decrease in average legal fees per litigated liability claim on suits closed during the nine-month period ended September 30, 1997 as compared to those closed in 1996, while CFI's average indemnity fees paid per claim were reduced by 14.9% on these same claims.

  Substantially all claims are handled by the Company's 20 regional offices, although specialized units handle umbrella, environmental and construction defect claims. Of the Company's 642 employees dedicated to claims management on September 30, 1997, 82 were located at the Company's headquarters. The Company periodically conducts internal reviews and audits to monitor the regional offices' adherence to claim policies and procedures, the adequacy of case reserves, loss expenses, productivity and service standards.

  The Company will continue to emphasize the management of its exposure to asbestos, environmental and other latent claims from policies underwritten prior to 1986. CFI employs Envision to service and process these claims. The Company believes this approach is essential in building and maintaining data bases that contribute to claims and issues management, and the expertise that enables effective management of the many complex aspects of such claims. In addition, the Company regularly evaluates the methodologies it uses to analyze its liability and utilizes outside actuarial consultants to supplement its internal review process. See "-- Reserves."

RESERVES

  Background. Losses from claims and related claims handling and legal expenses comprise the majority of costs from providing insurance products. Therefore, unpaid losses and loss expenses are generally the largest liabilities on a property and casualty insurer's balance sheet. However, because insurance coverage is provided for situations in which the certainty of loss cannot be predicted, ultimate losses which will be paid on policies issued are difficult to estimate and are subject to reevaluation as new information becomes available and as new techniques are developed to analyze available data. CFI, like most insurance companies, utilizes a variety of loss trending and analysis techniques to estimate anticipated ultimate losses and the time frames in which claims are likely to be reported and paid. Loss development patterns vary significantly by type of insurance coverage and are affected by the economic, social, judicial, weather-related and geological conditions in different geographic areas.

  Reserves are established by CFI to provide for the estimated amount of claim payments which will be made under the policies it writes. Over the policy period, as premiums are earned, a portion of the premiums is set aside as gross loss and loss expense reserves for IBNR losses in anticipation of claims which have not yet been reported. IBNR reserves also include amounts to supplement case reserves, when established, to provide for potential further loss development. In addition, gross reserves are established for internal and external loss expenses associated with handling the claims inventory. These expenses are characterized as allocated loss expenses when they are attributable to a specific claim or series of claims and unallocated loss expenses when not similarly attributable. When a claim is reported, case reserves are established on the basis of all pertinent information available at the time. Legal defense costs that can be assigned to a related claim file and can be included as part of the loss under the contract are generally established as part of the gross case reserve. Reinsurance recoverables on gross reserves are recorded for amounts that are anticipated to be recovered from reinsurers and are determined in a manner consistent with the liabilities associated with the reinsured policies. Net reserves are gross reserves less anticipated reinsurance recoverables (net of uncollectible reinsurance) and salvage and subrogation on those reserves.

  The effect of inflation on gross reserves is implicitly considered when estimating the liability for unpaid losses and loss expenses. The effect of inflation on individual case reserves reflects the direction of economic price levels as they affect the individual claims being reserved. Estimates of the ultimate value of unpaid claims are based in part on historical data that reflect past inflation, as well as CFI management's assessment of severity and frequency of the claim, industry trends and related costs.

  Gross reserves for CFI as of December 31, 1994, 1995 and 1996 and September 30, 1997 were $2.9 billion, $3.2 billion, $3.4 billion and $3.6 billion, respectively. Net reserves of the Company as of December 31, 1994, 1995 and 1996 and September 30, 1997 were $2.2 billion, $2.2 billion, $2.4 billion and $2.4 billion, respectively. The Company is continuing to review its loss and loss expense reserves. While the Company believes that its current reserves are adequate to meet its expected obligations, it has retained an independent actuarial consulting firm to do further analysis on its latent and non-latent loss and loss expense reserves. Based on both of the reviews at this stage, the Company may increase its reserves net of reinsurance by up to $250 million. CFI will make a determination upon completion of this study, which is expected by the end of the first quarter of 1998, on whether to make any reserve strengthening and, if so, on the amount of such strengthening.

  Monitoring of Insurance Reserves. CFI monitors its liabilities arising from business written and adjusts carried reserves as conditions change and new information emerges. CFI employs an actuarial staff, some members of which, as Fellows of the Casualty Actuarial Society ("Fellows") and Members of the American Academy of Actuaries, are qualified loss reserve specialists who perform regular actuarial reviews of claim developments and resulting reserve requirements. In total, CFI currently employs four Fellows. On a semi-annual basis, detailed actuarial studies of gross reserves and reserves net of reinsurance are conducted by line of business and accident year. Actual claims activity is monitored monthly and compared to expected levels to detect variances or trends indicating changes in liabilities. In addition, at each year end, the loss liabilities for the Insurance Companies are analyzed and reserves are certified to the Insurance Commissioner of each Insurance Company's state of domicile by an independent, outside actuary appointed by such Insurance Company's Board of Directors.

  CFI's actuaries and senior management meet to discuss the semi-annual actuarial studies and initiate appropriate reserve funding actions, if necessary. Historically, an oversight committee at Talegen has also reviewed and approved all reserve funding actions.

  Estimates of loss and loss expense liabilities are affected primarily by the types and amounts of insurance coverages currently being written and the trends developing from newly reported claims and claims which have been paid and closed. Adjustments are made to reserves in the period they can be reasonably estimated to reflect evolving changes in loss and loss expense development patterns and various other factors. Such factors can include increased damage awards by the courts, known changes in judicial interpretations of legal liability for asbestos-related, environmental and other latent exposure claims and changes in judicial interpretation of the scope of coverage provided by general liability and umbrella policies. Many of these judicial interpretations are still evolving. Generally, the greater the projected time to settlement, the greater the complexity of estimating ultimate claim costs and the more likely that such estimates will change as new information becomes available.

  Statutory and GAAP Reporting of Net Unpaid Losses and Loss Expenses. The liability for unpaid losses and loss expenses required by GAAP includes various adjustments from the liability reported in accordance with SAP. Because not all GAAP adjustments can be associated with subsequent developments of the liabilities on other than an arbitrary basis, developments on the loss and loss expense reserve development table are prepared in accordance with SAP.

                   RECONCILIATION OF GAAP AND SAP LIABILITY

                                           AS OF DECEMBER 31,         AS OF
                                          ----------------------  SEPTEMBER 30,
                                           1994    1995    1996       1997
                                          ------  ------  ------  -------------
                                                    (IN MILLIONS)
GAAP net liability for unpaid losses and
 loss expenses..........................  $2,168  $2,184  $2,385     $2,407
Reserves for uncollectible reinsurance
 and commutations(1)....................     (16)    (36)    (35)       (39)
Cessions to Ridge Re related to uncol-
 lectible reinsurance(2)................     --       45      45         45
Other...................................      22      25      16         14
                                          ------  ------  ------     ------
SAP liability for unpaid losses and loss
 expenses(3)............................   2,174   2,218   2,411      2,427
Cessions to Ridge Re from U.S. Fire
 related to losses and loss
 expenses(4)............................       5     157     157        157
                                          ------  ------  ------     ------
SAP liability for unpaid losses and loss
 expenses...............................  $2,179  $2,375  $2,568     $2,584
                                          ======  ======  ======     ======

--------
(1) Reserves for uncollectible unpaid reinsurance and commutations are recorded as a component of the net liability for unpaid losses and loss expenses for GAAP purposes, whereas for SAP purposes uncollectible reinsurance and commutation reserves related to 1993 and prior accident years are recorded as a component of other liabilities.
(2) Cessions to Ridge Re caused by strengthening of uncollectible reinsurance reserves reduce the liability for net unpaid losses and loss expenses for GAAP purposes but decrease other liabilities for U.S. Fire and increase other assets for North River for SAP purposes.
(3)  Balances per Loss and Loss Expense Reserve Development Table.
(4) Cessions to Ridge Re by U.S. Fire are required by the NYID to be recorded as a reduction to other liabilities rather than a reduction to the liability for unpaid losses and loss expenses. Total cessions to Ridge Re by U.S. Fire were $5 million in 1994 and $191 million in 1995 ($39 million for uncollectible reinsurance and $152 million for loss and loss expenses) whereas total cessions to Ridge Re by North River were $38 million in 1995 ($6 million for uncollectible reinsurance and $32 million for loss and loss expenses).

  CFI's GAAP and SAP reserves for unpaid losses and loss expenses have been recorded on a full value basis except for long-term disability claims which have been discounted at a rate of 5%.

  Loss Development Data. The table below presents a reconciliation of the net liability for unpaid losses and loss expenses for each of the years in the three-year period ended December 31, 1996 and the nine-month period ended September 30, 1997.

                                                                    NINE MONTHS
                                           YEAR ENDED DECEMBER 31,     ENDED
                                           ----------------------- SEPTEMBER 30,
                                            1994    1995    1996       1997
                                           ------- ------- ------- -------------
                                                       (IN MILLIONS)
Gross unpaid loss and loss expense re-
 serves at beginning of year.............  $ 3,160 $ 2,948 $ 3,240    $3,417
  Less reinsurance recoverables on unpaid
   losses and loss expenses..............      868     780   1,056     1,032
                                           ------- ------- -------    ------
Net balance at beginning of year.........    2,292   2,168   2,184     2,385
                                           ------- ------- -------    ------
Incurred losses and loss expenses related
 to:
  Current year accident losses...........      597     670     755       569
  Prior year accident losses.............        8      97     173         4
                                           ------- ------- -------    ------
    Total incurred losses and loss ex-
     penses..............................      605     767     928       573
                                           ------- ------- -------    ------
Paid losses and loss expenses related to:
  Current year accident losses...........      164     196     225       121
  Prior year accident losses.............      565     555     502       430
                                           ------- ------- -------    ------
    Total paid losses and loss expenses..      729     751     727       551
                                           ------- ------- -------    ------
Net balances at end of year..............    2,168   2,184   2,385     2,407
                                           ------- ------- -------    ------
  Plus reinsurance recoverables on unpaid
   losses and loss expenses..............      780   1,056   1,032     1,190
                                           ------- ------- -------    ------
Gross unpaid loss and loss expense re-
 serves at end of year...................  $ 2,948 $ 3,240 $ 3,417    $3,597
                                           ======= ======= =======    ======
Ceded incurred losses and loss ex-
 penses -- Ridge Re......................  $     5 $   229 $   --     $  --
Ceded incurred losses and loss ex-
 penses -- other.........................      287     158      76       204
                                           ------- ------- -------    ------
Ceded incurred losses and losses ex-
 penses -- total.........................  $   292 $   387 $    76    $  204
                                           ======= ======= =======    ======

  During each of 1995 and 1996 and the nine months ended September 30, 1997, the Company increased reserves for prior periods. The reserve strengthening was primarily the result of improved information and methodological advances that are used to produce estimates of liabilities associated with certain exposures that have proved difficult for CFI, and for the industry as a whole. Specifically, reserves were increased to make provision for latent liabilities, uncollectible reinsurance associated with latent liabilities, and California construction defects exposure. Net reserves for prior accident years were increased by $97 million during 1995 and by $173 million in 1996 and by $4 million through September 30, 1997. Making up this net change of $274 million were increases of $334 million for latent liabilities, $125 million for construction defects exposures and $85 million for uncollectible reinsurance. Offsetting these increases were a reduction in reserves of $41 million for other reserve categories and $229 million of reinsurance recoverables from Ridge Re of which $184 million related to losses and loss adjustment expenses and $45 million related to uncollectible reinsurance. Each of these exposures and the increases recorded are more fully discussed in the paragraphs below.

  Latent liabilities include reserves for environmental, asbestos and other types of latent exposures, such as those associated with breast implants, chemical exposure, tobacco products and other exposures which can result in insurance claims that were not contemplated when policies were originally written. The estimation of ultimate losses arising from environmental, asbestos and other latent exposures (together referred to as latent liabilities) has presented a particular challenge to CFI, and to the insurance industry, because traditional actuarial methods are inadequate for such estimation. The problem of estimating reserves for environmental and asbestos exposures, in particular, resulted in the development of new methods which incorporate new sources of data with the historical claims experience.

  Building on methodologies first published by the Casualty Actuarial Society in the third quarter of 1994, the Company and Talegen completed the first phase of a project to develop and implement methods to provide estimates of ultimate losses for asbestos and environmental exposures. This resulted in a model which, in turn, was the basis for increasing reserves in 1995 for latent liabilities by $186 million on a net basis. During 1996, the model was further refined and tested, and the amount and quality of data used in modelling was significantly enhanced. These improvements led to a 1996 reserve increase for latent exposures of $145 million on a net basis. For the nine months ended September 30, 1997, the Company increased its reserves for latent exposures by $3 million on a net basis.

  Construction defect ("CD") is a term used by the industry to refer to any third party claim where property damage occurs or is alleged to have occurred as a result of the insured's work, work performed on the insured's behalf or product failure in condominiums, townhouses, single family homes or commercial buildings involving one or more policy periods, excluding environmental exposures. Although claims involving CD have been experienced by the insurance industry and the Company historically, beginning in the late 1980's insurers who had written general contractors or subcontractors policies in California began to receive a growing number of CD cases, with claims spread over several accident years. With the increase in CD claims received by the Company, a specialized CD claims unit was established to manage all such claims in 1992. With increased emphasis on evaluating and understanding CD exposure, substantial effort was undertaken to segregate data and develop a methodology to provide better estimates of ultimate losses associated with the exposure. The efforts led to a net reserve increase during 1995 of $12 million. Refinement of costing methods and estimation of the impact of recent court decisions and legislation resulted in the Company increasing its net reserves for California CD exposure in 1996 by $101 million. For the nine months ended September 30, 1997, the Company increased its reserves for CD exposure by $12 million on a net basis.

  Uncollectible reinsurance reserves are established by CFI to the extent that its evaluation of the ability or willingness of reinsurers to indemnify ceded exposure pursuant to reinsurance agreements indicates that the Company will not receive full recovery of ceded balances. This evaluation involves both the creditworthiness of reinsurers, their anticipated interpretation of the applicability of reinsurance agreements to certain types of claims or exposures, and collections experience. In general, latent liability claims present a need to establish this reserve both because of their inherent complexity and attendant issues and because these exposures arise under insurance policies that, in many cases, were written during the 1950's, 1960's and 1970's, when CFI used a large number of reinsurers, and applicable reinsurance programs included reinsurers which subsequently encountered financial difficulties. As reserves for latent liability exposure were increased, the Company also increased reserves for uncollectible reinsurance. Reserves for uncollectible reinsurance were increased by $53 million and $32 million in 1995 and 1996, respectively.

  Finally, as reserve actions were undertaken with respect to latent liability, construction defects and uncollectible reinsurance exposures, reserves for all other lines continued to be evaluated and various movements in this segment were undertaken. From 1995 through September 1997, CFI recorded an aggregate reduction in net reserves for all other lines totalling $29 million.

  The loss and loss expense reserve development table illustrates the development of statutory balance sheet liabilities for 1986 through 1996. The first line of the table is the estimated GAAP liability for unpaid losses and loss expenses, net of reinsurance recoverable, recorded at the balance sheet date for each year. The second line on the table reconciles the estimated GAAP liability for net unpaid losses and loss expenses to the estimated SAP liability for unpaid losses and loss expenses. The lower section of the table shows the updated amount of the previously recorded SAP liability based on experience as of the close of each succeeding year.

  The estimate for unpaid losses and loss expenses is increased or decreased as more information becomes known about the claims until all claims are settled. Deficiencies or redundancies represent aggregate changes in estimates as calculated on a statutory basis for all prior calendar years. These changes in estimates have been reflected in CFI's calendar year operating results. Because the Insurance Companies recognize adjustments to reserves for changes in loss development patterns and various other factors, such as social and economic trends, known changes in judicial interpretation of legal liability and legislative changes affecting insurance companies, in the period in which they become known, it is not appropriate to extrapolate future redundancies or deficiencies based solely on the following table.

                   LOSS AND LOSS EXPENSE RESERVE DEVELOPMENT

                                               YEAR ENDED DECEMBER 31,
                          ---------------------------------------------------------------------------
                          1986   1987   1988   1989   1990   1991   1992   1993   1994   1995   1996
                          -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
                                                    (IN MILLIONS)
Net liability for unpaid
 losses and loss
 expenses -- GAAP.......  1,845  2,153  2,185  2,330  2,424  2,174  2,357  2,292  2,168  2,184  2,385
Increase (decrease) for
 GAAP adjustments(2)....      1     (4)    (6)    (9)   (26)   (16)    17      6      6     34     26
Liability for unpaid
 losses and loss
 expenses -- SAP(2).....  1,846  2,149  2,179  2,321  2,398  2,158  2,374  2,298  2,174  2,218  2,411
Paid (cumulative) as of:
 One year later.........    524    635    647    660    734    722    500    565    522    470
 Two years later........    957  1,096  1,092  1,190  1,280  1,100    938    933    860
 Three years later......  1,304  1,428  1,484  1,628  1,562  1,462  1,244  1,182
 Four years later.......  1,546  1,711  1,819  1,829  1,843  1,706  1,421
 Five years later.......  1,754  1,981  1,961  2,041  2,038  1,847
 Six years later........  1,962  2,080  2,119  2,197  2,148
 Seven years later......  2,018  2,201  2,250  2,291
 Eight years later......  2,110  2,319  2,331
 Nine years later.......  2,210  2,385
 Ten years later........  2,273
Liability re-estimated
 as of:
 One year later.........  1,942  2,125  2,312  2,472  2,390  2,737  2,378  2,306  2,273  2,349
 Two years later........  1,956  2,325  2,465  2,395  2,929  2,648  2,407  2,355  2,361
 Three years later......  2,163  2,497  2,345  2,903  2,809  2,665  2,429  2,420
 Four years later.......  2,386  2,370  2,794  2,819  2,820  2,689  2,483
 Five years later.......  2,255  2,782  2,740  2,851  2,828  2,782
 Six years later........  2,604  2,728  2,800  2,863  2,955
 Seven years later......  2,549  2,800  2,819  3,000
 Eight years later......  2,637  2,832  2,952
 Nine years later.......  2,679  2,949
 Ten years later........  2,788
Net deficiency..........   (942)  (800)  (773)  (679)  (557)  (624)  (109)  (122)  (187)  (131)   --
End of year:
 Gross liability(1).....                                                   3,102  2,829  3,128  3,289
 Reinsurance
  recoverable...........                                                     804    655    910    878
 Net liability..........                                                   2,298  2,174  2,218  2,411
One year later:
 Gross re-estimated
  liability.............                                                   3,112  3,274  3,289
 Re-estimated
  reinsurance
  recoverable...........                                                     806  1,001    940
 Net re-estimated
  liability.............                                                   2,306  2,273  2,349
Two years later:
 Gross re-estimated
  liability.............                                                   3,513  3,387
 Re-estimated
  reinsurance
  recoverable...........                                                   1,158  1,026
 Net re-estimated
  liability.............                                                   2,355  2,361
Three years later:
 Gross re-estimated
  liability.............                                                   3,602
 Re-estimated
  reinsurance
  recoverable...........                                                   1,182
 Net re-estimated
  liability.............                                                   2,420
Gross deficiency........                                                    (500)  (558)  (161)   --

--------
(1) Gross liability information is not available for periods prior to 1993.
(2) Net of recoverable from Ridge Re.

  Asbestos, Environmental and Other Latent Exposures. Claims resulting from asbestos, environmental and other latent exposures have provided unique and difficult challenges to the insurance industry and to the Company through its historical writings. The possibility that these claims would emerge was typically not contemplated at the time the policies were written, and traditional actuarial reserving methodologies have not been useful in accurately estimating ultimate losses. CFI contracts with Envision, a separate company that is now part of TRG, to handle asbestos, environmental and other latent exposure claims.

  Asbestos claims, which began to emerge in the 1970s, were the first type of latent exposure to cause significant losses to the insurance industry. Historically, the largest asbestos claims have come from manufacturers of asbestos because their claims have typically involved many injured parties. Over time, case law has become reasonably well developed in the asbestos bodily injury claim area, and many of these claims from manufacturers have been settled. Recently, however, the number of asbestos bodily injury claims pertaining to suppliers and distributors of asbestos, as well as users of asbestos products, has been increasing. Because the number of injured parties and the severity of the injuries from these claims have generally been less to date than those with the asbestos manufacturers, the per-claim exposures have also tended to be less.

  Environmental claims were the second major type of latent exposure claims to emerge and significantly impact the insurance industry. Environmental claims have generally been defined by the insurance industry as loss or potential loss related to the alleged contamination of a site resulting from operations on the site, waste disposal or other causes. Examples of environmental exposure include possible damages resulting from chemical waste, hazardous waste, industrial waste disposal facilities, landfills, toxic waste pits and underground storage tanks. Inconsistent federal and state case law have compounded the industry's difficulties in adequately assessing these complex exposures. However, as case law continues to develop on a state-by-state basis, uncertainty may be reduced if judicial rulings become more consistent.

  The principal federal statute that requires cleanup of environmental damage is the Comprehensive Environmental Response, Compensation and Liability Act passed in 1980 and better known as "Superfund." It imposes liability on "potentially responsible parties," subjecting them to liability for cleanup costs on National Priority List sites regardless of fault, time period and relative contribution of pollutants. As the funding authorization for Superfund that expired in December 1995 has not yet been reinstated, the future of Superfund appears to be uncertain. Many different reform proposals have been put forth, most of which generally have been supported by the insurance industry. It is not possible to predict what effect legislative changes or the reauthorization of Superfund will have on the Company's future results.

  Other latent exposure claims include those for asbestos-in-building, chemical exposure, repetitive stress, surgical breast implants and tobacco and tobacco-related products, as well as other exposures that were not anticipated at the time the policies were written.

  Prior to 1995, the Company established case and IBNR reserves for latent exposure claims that had been reported. The IBNR reserves were established primarily to cover adverse development on known claims. Case reserves were and continue to be determined by a specialized claim and legal staff. Building on methodologies first published in the third quarter of 1994 by the Casualty Actuarial Society and utilizing data from policyholders and third parties, such as the Environmental Protection Agency (the "EPA"), the Company and Talegen initiated a project in 1994 to create and implement costing methodologies to provide estimates of aggregate ultimate losses for asbestos and environmental exposures. During 1995 and 1996, results of the costing methodologies and the data available led CFI to strengthen its gross asbestos reserves by $182 million and gross environmental reserves by $196 million. Additionally, case development and IBNR strengthening led to an increase in gross other latent exposure reserves of $72 million during 1995 and 1996. The Company will continue to monitor the adequacy of its latent exposure reserves as new information is received and assessed and as refinements to the methodologies are made. Furthermore, as judicial patterns emerge through the appellate process and remove or add to the uncertainties related to asbestos, environmental and other latent exposures, additional liabilities and reinsurance recoverables could arise. Historical reserve development information for asbestos, environmental and other latent exposures are as follows:

   RESERVE AND CLAIM DEVELOPMENT INFORMATION BY LATENT EXPOSURE CATEGORY (1)

                                                                                   NINE
                                                                                 MONTHS
                                                 YEAR ENDED DECEMBER 31,          ENDED
                             1993 AND        -------------------------------- SEPTEMBER 30,
                         PRIOR PERIODS (2)   1994 (2)      1995       1996         1997
                         ------------------- ---------  ---------- ---------- --------------
                          GROSS      NET     GROSS NET  GROSS NET  GROSS NET   GROSS   NET
                         --------- --------- ----- ---  ----- ---- ----- ---- ------- ------
                                                  (IN MILLIONS)
ASBESTOS
 Beginning loss and
  allocated loss expense
  reserves..............      n/a        n/a  n/a  n/a  $ 55  $ 38 $190  $122 $  199  $  107
 Indemnity claim
  payments
  (recoveries).......... $     98  $      32 $ 14  $(4)   11     7    8     7     12       6
 Allocated loss expense
  payments..............       47         20    9   17    10     9    9     8      5       6
 Incurred loss and
  allocated loss
  expenses..............      n/a        n/a  n/a  n/a   156   100   26   --       2       3
                                                        ----  ---- ----  ---- ------  ------
 Ending loss and
  allocated loss expense
  reserve...............      n/a        n/a $ 55  $38  $190  $122 $199  $107 $  184  $   98
                                                        ----  ---- ----  ---- ------  ------
 End of year open claims
  (3)...................                 314       292         263        279            273
                                   ---------       ---        ----       ----         ------
ENVIRONMENTAL(4)
 Beginning loss and
  allocated loss expense
  reserves..............      n/a        n/a  n/a  n/a  $ 79  $ 61 $177  $126 $  235  $  201
 Indemnity claim
  payments.............. $     40  $      27 $ 12  $ 9    18    14    9     9      6       6
 Allocated loss expense
  payments..............       38         35    8    8     6     6    7     7      5       5
 Incurred loss and
  allocated loss
  expenses..............      n/a        n/a  n/a  n/a   122    85   74    91      1       0
                                                        ----  ---- ----  ---- ------  ------
 Ending loss and
  allocated loss
  expenses reserves.....      n/a        n/a $ 79  $61  $177  $126 $235  $201 $  225  $  190
                                                        ----  ---- ----  ---- ------  ------
 End of year open claims
  (3)...................               1,137       858         663        561            551
                                   ---------       ---        ----       ----         ------
OTHER LATENT EXPOSURES
 Beginning loss and
  allocated loss expense
  reserves..............      n/a        n/a  n/a  n/a  $112  $ 59 $ 71  $ 42 $  107  $   87
 Indemnity claim
  payments--Farm & Home
  (5)................... $    277  $     140 $ 19  $62    44    11   16     3     27      25
 Other indemnity claim
  payments..............       10          7    1    1     8     5    2     3      2       0
 Allocated loss expense
  payments..............       12         12    2    2     4     2    3     3      1       1
 Incurred loss and
  allocated loss
  expenses..............      n/a        n/a  n/a  n/a    15     1   57    54      0       0
                                                        ----  ---- ----  ---- ------  ------
 Ending loss and
  allocated loss expense
  reserves..............      n/a        n/a $112  $59  $ 71  $ 42 $107  $ 87 $   77  $   61
                                                        ----  ---- ----  ---- ------  ------
 End of year open claims
  (3)...................                 316       279         236        261            246
                                   ---------       ---        ----       ----         ------

--------
(1) Included are case, IBNR and allocated loss adjustment expense reserves. Gross latent exposure reserves do not include amounts that are fully reinsured with current and former affiliated companies due to the lack of historical data. Net latent exposure reserves have not been reduced for recoverables from Ridge Re because the Ridge Re contract is an aggregate excess of loss contract covering all lines of business. The net reserves presented additionally exclude reserves for uncollectible reinsurance. See discussion of Ridge Re and the reserve for uncollectible reinsurance in
    Note 5 to the Company's consolidated financial statements included elsewhere in this Prospectus and "Risk Factors -- Potential Uncollectibility of, and Considerations Related to, Reinsurance and Other Risk Transfers."
(2) Beginning in 1994, IBNR and allocated loss expense reserves were allocated to these latent exposure claim categories. Prior to 1994, similar allocations were not made; thus, the comparable data for 1994 and prior years is not available (n/a).
(3) An open claim is counted for each insured and claim type for which CFI has been notified of a potential loss. Thus, if CFI had a policyholder with environmental claims covering two policy years and asbestos claims covering two policy years, there would be a claim count of two associated with the policyholder's insurance contract (one environmental and one asbestos claim).
(4) The costing methodologies used to provide estimates of aggregate ultimate losses for environmental exposures assume no change in the current Superfund laws.
(5) A significant amount of paid claims relates to claims associated with Farm & Home Savings Association, now known as Roosevelt Bank ("Farm & Home"), the developer of the Southbend subdivision in Friendswood, Texas that is located close to the Brio Superfund site. See discussion of litigation associated with these claims in Note 15 to the Company's consolidated financial statements included elsewhere in this Prospectus. Because the case reserves established for Farm & Home include consideration for allocated loss expenses, the claim payments include allocated loss expense cost for this exposure. In 1994, a portion of the net payments was attributable to a write-off of paid loss receivables.

  Construction Defect Claims. The issue of CD liability first arose in California in the 1960s when a California appellate court held that new homes were a "product" and that the "manufacturer" should be held to a strict liability (that is, liability without regard to fault) standard. Since the original case, the courts have continued to refine that opinion and have increased the potential exposure of the builder, the design professionals and their insurance carriers. Starting in the late 1980s, insurers who had written general contractors' or subcontractors' policies in California began to receive a growing number of CD claims, many of which involved damage or the manifestation of damage from ground subsidence. The litigation costs of these claims are generally greater than for other tort cases, as many claims involve large numbers of defendants and extensive expert analysis and depositions.

  The emergence of the CD claims that began in the late 1980s was spread over many accident years. Frequently, claims from a single construction project can span several policy periods. The statute of limitations for these claims (ten years for latent defects, four years for patent defects, three years from discovery) allows for a significant reporting tail, a loss reporting characteristic similar to latent claims.

  Recent court decisions and legislation are expected to affect the number and cost of California CD claims in the future. The most significant of these was the Montrose decision in 1995 which changed the determination of which policy years were involved in CD claims. For many carriers, this decision increased the number of CD claims reported, but is not expected to materially affect the overall cost of these claims. Carriers may be called to contribute to additional claims, but are expected to receive greater participation from other carriers on other claims.

  California's earthquake building codes and its geological conditions, such as expansive soil landslides, leave the state more vulnerable to these claims than other states. While CD claims have and continue to be reported in states other than California, insurers have not experienced the significant influx of claim reporting activity experienced by California since the late 1980s.

  CFI wrote general contractor business in California, during the early to mid-1980s plus certain trade group programs, which included artisans and small contractors during the mid-1980s to early 1990s. The former program was greatly curtailed by 1987 and the latter totally eliminated in 1990. As a result, CFI's exposure to California CD claims is in runoff as most newly reported construction defect claims have been from policies written prior to 1990.

  During 1992, it became clear that there were significant advantages to managing these claims within a centralized claims unit. By late 1992, the Construction Defect Claims Unit was formed to promote consistency in claims handling and administration and to consolidate the expertise and specialized skills needed to close these claims efficiently.

  During 1993, CFI developed costing methodologies to provide estimates of aggregate ultimate losses for these claims. The methods were refined as new information was received and assessed. During the 1994 through 1996 period, CFI strengthened its construction defect reserves by $144.7 million on a gross basis and $127.9 million on a net basis. Estimates of reserve needs have remained stable since June 1996 and have been supported by reviews and analyses by independent outside actuaries, although no assurance can be given that such estimates will remain stable. CFI will continue to monitor the adequacy of its California CD reserves as new information is received and assessed and as refinements to the methodologies are made.

REINSURANCE

  In order to moderate the potential impact of unusually severe losses, the Insurance Companies cede a portion of their gross policy premiums to reinsurers in exchange for the reinsurer's agreement to share a portion of the covered losses. Although the ceding of insurance does not discharge an Insurance Company from its primary liability to its policyholder, the reinsurer that accepts the risk assumes an obligation to the Insurance Company. The net liability retained by the Insurance Companies on individual risks varies by product and by the nature of the risk. Insured liabilities can be reinsured either by treaty, wherein reinsurers agree in advance to provide coverage above retained limits or for a specified percentage of losses attributable to specific policies, or by facultative arrangements, wherein reinsurance is provided for individual risks based on individual negotiations.

  Current Reinsurance Programs. Talegen has a reinsurance security committee composed of senior members of Talegen who currently approve the reinsurers with whom the Company does business. The approval process utilizes credit analyses performed by a subsidiary of TRG and reviewed by the committee in order to assess the creditworthiness of each reinsurer. The credit criteria under which such approvals are granted have become increasingly restrictive over the past several years as the Company has intentionally placed business with what are believed to be financially secure reinsurance companies. As a result of the more restrictive guidelines, the number of approved reinsurers has been reduced from over 200 in 1992 to 38 high-quality reinsurers at September 30, 1997. After the Offering, CFI intends to maintain the same quality standards, and its reinsurance committee will assume the role formerly performed by the Talegen reinsurance committee.

  CFI views catastrophe and insurance risk management as an integral and proactive segment of its overall property business strategy. CFI identifies and defines the exposures assumed through the use of technology and external software, tabulates aggregate exposures, calculates PML estimates, and develops a risk management strategy which includes exposure caps, retention guidelines and the analytically based purchase of catastrophe reinsurance. CFI believes that catastrophe and risk management enables it to identify geographic areas for potential premium growth as well as providing a benchmark for adequate pricing of property exposures.

  The Company purchases both treaty and facultative reinsurance to limit the amount of risk it retains. Limits and retentions on reinsurance contracts are based on a number of factors, including the loss history of the line of business, policy limits and exposure data, potential severity of losses, market terms and conditions, and capacity.

  CFI limits its exposure to risk by purchasing excess of loss reinsurance. The reinsurance program structure and net retentions vary depending on the specific requirements of the line of business or products being reinsured. In some cases, CFI purchases additional facultative reinsurance to increase capacity or to further reduce its retentions.

  As of September 30, 1997, the maximum net retention per occurrence for a casualty risk was $7 million for CFI. In addition, CFI purchases a contingency cover to provide protection from multiple claims from a single event. As of September 30, 1997, CFI's property reinsurance treaties provided reinsurance limits of $45 million in excess of $5 million per occurrence. CFI also purchases $115 million of reinsurance for property catastrophe losses in excess of a $15 million retention per occurrence. CFI co-participates on various layers of the catastrophe reinsurance contract, with a maximum co-participation of $15.5 million.

  Reinsurance Recoverables. The Insurance Companies made significant use of reinsurance during the 1970s and early 1980s. Since that time, the Insurance Companies generally have increased the portion of business they retain while reducing the number of reinsurers used for their reinsurance contracts. During 1995, 1996 and the nine months ended September 30, 1997, 87%, 89% and 90%, respectively, of gross premiums ceded to reinsurers, excluding reinsurance ceded to captives, pools and associations, were placed with up to 38 high-quality reinsurers. Reinsurance recoverables, net of uncollectible reinsurance reserves, were $1.2 billion as of December 31, 1995, $1.1 billion as of December 31, 1996 and $1.2 billion as of September 30, 1997. Included in net reinsurance recoverables at September 30, 1997 are reserves for uncollectible paid and unpaid reinsurance and commutation proceeds totaling $46 million.

  Set forth below is a table of reinsurers accounting for CFI's ten largest gross reinsurance recoverables as of September 30, 1997. Gross reinsurance recoverables from these reinsurers totalled approximately $808 million as of September 30, 1997, or 63% of reinsurance recoverable balances. Amounts recoverable from Captives, other pools and associations and contingent obligations associated with structured settlements with life insurance companies amounted to an additional $213 million, or 17% of gross reinsurance recoverables, at September 30, 1997. Thus, although the Insurance Companies have recoverables from several hundred reinsurers, the preponderance of the amount is with a relative few.

                        GROSS REINSURANCE RECOVERABLES
                           AS OF SEPTEMBER 30, 1997

                                                             GROSS
                                                  BEST    REINSURANCE   % OF
REINSURER                                       RATING(1) RECOVERABLES  TOTAL
---------                                       --------- ------------- -----
                                                          (IN MILLIONS)
International Insurance Company(2).............  B++(3)      $  302      23.6%
Ridge Reinsurance Limited(4)(2)................  NR             234      18.3
American Re-Insurance Company..................  A+              70       5.5
Swiss Reinsurance America Corporation..........  A               58       4.5
Facility Reinsurance Corporation (formerly
 Texas Workers' Compensation Insurance
 Facility).....................................  NR              31       2.4
Westchester Fire Insurance Company(2)..........  A               28       2.2
General Reinsurance Corporation................  A++             27       2.1
Employers Reinsurance Corporation..............  A++             22       1.7
Universal Bonding Insurance Company............  A-              18       1.4
National Reinsurance Company...................  A+              18       1.4
                                                             ------     -----
  Subtotal.....................................              $  808      63.1%
Captives and other pools and associations......                  57       4.4
Life insurance companies' contingent
 obligations associated with structured
 settlements...................................                 156      12.2
All other (5)..................................                 260      20.3
                                                             ------     -----
  Total gross recoverables.....................              $1,281     100.0%
                                                             ======     =====

--------
(1) The A.M. Best rating system includes ratings of "A++" and "A+" (which are "Superior" ratings), "A" and "A-" (which are "Excellent" ratings), "B++" and "B+" (which are "Very Good" ratings) and 9 lower ratings categories. "NR" represents a company that is not rated.
(2) Former affiliate of CFI.
(3) Represents the highest rating given by A.M. Best for an insurance company in run-off.
(4) Although Ridge Re, a subsidiary of XFSI, is not rated by A.M. Best, all payment obligations, including those currently in effect, are secured by irrevocable letters of credit issued by third-party banks and guarantees by XFSI.
(5) Includes recoverables from Lloyd's syndicates of approximately $14 million.

  Since 1992, the Insurance Companies have been parties to a reinsurance treaty with Ridge Re (the "Ridge Re Treaty"). Pursuant to the Ridge Re Treaty, Ridge Re has agreed to reinsure 85% of all the Insurance Companies' aggregate net losses (which principally include losses and allocated loss expenses and losses from uncollectible reinsurance, net of salvage, subrogation and other recoverables) up to the limits of the Ridge Re Treaty, for claims made or losses occurring during the 1992 accident year and all accident years prior thereto in excess of the Insurance Companies' Retention Amounts (as defined in the Ridge Re Treaty). As the Insurance Companies establish reserves that, in the aggregate, increase their net losses in excess of the Retention Amount, 85% of the amount of net losses corresponding to such reserves is ceded to Ridge Re. When such Insurance Companies' paid losses and allocated loss expenses (including paid losses from uncollectible reinsurance) exceed the Retention Amounts, Ridge Re is required to reimburse the Insurance Companies for 85% of such net losses. As of December 31, 1995, CFI had ceded to Ridge Re 100% of its limit under the Ridge Re Treaty (including losses from uncollectible reinsurance). Consequently, since that time, CFI has been and will be responsible for any additional adverse net loss and loss expense development for 1992 and prior accident years. The following table identifies the aggregate developed losses (i.e., the Retention Amounts plus the amount of aggregate developed losses that have developed on 1992 and prior accident years), the Retention Amount, the cumulative ceded losses through September 30, 1997 and the contractual coverage under the Ridge Re Treaty for CFI.

                                    AGGREGATE            CUMULATIVE
                                    DEVELOPED RETENTION    CEDED    CONTRACTUAL
                                     LOSSES   AMOUNT (1) LOSSES (2)  COVERAGE
                                    --------- ---------- ---------- -----------
                                                   (IN MILLIONS)
Balances at September 30, 1997.....  $2,621     $2,264      $275       $275

--------
(1) Retention amounts principally equal the carried net unpaid losses and allocated loss expenses and uncollectible reinsurance reserves, net of salvage, subrogation and other recoverables, as of December 31, 1992.
(2) Cumulative ceded losses and contractual coverage amounts do not reflect the 15% insurance group coinsurance amounts (i.e., for every dollar of ceded losses the Insurance Company will be able to cede (recover) eighty-five cents from Ridge Re).

  Other than the reinsurance recoverables from Ridge Re and IIC, no other reinsurer's gross reinsurance recoverables represented more than 6% of CFI's gross reinsurance recoverables at September 30, 1997.

  Uncollectible Reinsurance. The potential uncollectibility of ceded reinsurance is an industry-wide issue. With respect to the management of recoveries due from reinsurers, the Insurance Companies operate under common guidelines for the early identification of potential collection problems and utilize the services of The Resolution Reinsurance Service Company ("RRSC"), a specialized group of work-out experts and a subsidiary of TRG, to aid in the management of the more complicated cases. This unit pursues collection of reinsurance recoverables through mediation, arbitration and, where necessary, litigation to enforce the Insurance Companies' contractual rights against reinsurers. Nevertheless, periodically it becomes necessary for management to adjust reserves for potential losses to reflect their ongoing evaluation of developments which affect recoverability, including the financial difficulties that some reinsurers can experience. Based upon the review of financial condition and assessment of other available information, CFI maintains reserves for uncollectible reinsurance. See Note 5 to the Company's consolidated financial statements included elsewhere in this Prospectus.

INVESTMENTS

  The Company's investment policy and guidelines, after the repositioning described below, will seek to maximize after-tax total return through a portfolio having risk and return characteristics appropriate to the Company's insurance obligations, operations and financial condition. The investment policy and guidelines of each Insurance Company must also comply with applicable laws and regulations which generally prescribe the kind, quality, and concentration of investments. Subject to limits and qualifications, these laws and regulations permit investments in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, real estate mortgages and real estate.

  Since 1992, CFI's investment portfolio has been invested largely in short-term securities. The Company liquidated its investment portfolio in 1992 to assist in obtaining regulatory approval for the Talegen Restructuring. The Company completed limited reinvestment of the portfolio beginning in 1994 before again liquidating its investments in 1995 in connection with a proposed sale of Talegen. The Company then engaged in limited reinvestment activities in early 1996, increasing mid-term fixed-income holdings to approximately 35% of the total portfolio. In the fourth quarter of 1997, much of this reinvested portfolio was again liquidated to realize capital gains presented by lower interest rates in the fixed-income markets. As of September 30, 1997, approximately $1.9 billion, or 63% of total investments of $3.0 billion, was in short-term investments. The remainder of the portfolio was invested in fixed-income securities with average ratings of "Aa" and a duration approximating 4.4 years. Following the completion of the Offering, the Company intends to reposition its investment portfolio over time with the objective of increasing both the yield and duration. The Company will seek to invest in high-quality, fixed-income securities with an average rating of approximately "Aa" and a duration more closely approximating the duration of its liabilities while maintaining sufficient liquidity to meet immediate cash requirements.

  At September 30, 1997, fixed maturity investments accounted for $1.1 billion or 36.8% of the portfolio, while short-term investments accounted for $1.9 billion or 63.2% of the portfolio. Of the fixed maturity investments, 99.5% were invested in bonds rated "A" or higher with approximately 64.7% invested in bonds rated "Aaa." The average duration of the combined fixed maturity and short-term investment portfolios was 1.8 years. The combination of non-investment grade and non-rated securities totalled only $6 million, representing .5% of CFI's fixed maturity investments as of September 30, 1997. The high percentage of short-term investments in the Company's investment portfolio is a result of the liquidation of the portfolio described above.

  The table below reflects the average amount of consolidated investments, net investment income earned and the yield thereon for CFI for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997:

                                            YEAR ENDED          NINE MONTHS
                                           DECEMBER 31,            ENDED
                                       ----------------------  SEPTEMBER 30,
                                        1994    1995    1996       1997
                                       ------  ------  ------  -------------
                                             (DOLLARS IN MILLIONS)
Average investments (at fair value)... $2,539  $2,725  $2,923     $3,012
Net investment income(1)..............    119     147     159        131
Average pre-tax yield(1)(2)...........   4.70%   5.38%   5.44%      5.81%(/3/)
Average after-tax yield(1)(2).........   3.20    3.70    3.54       3.79(/3/)

--------
(1) Excluding net rental income from the Xerox training facility.
(2) Excluding investment expenses, the average pre-tax yields would be 4.95%, 5.65%, 5.70% and 6.10% while the average after-tax yields would be 3.36%, 3.87%, 3.71% and 3.98% for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997 (on an annualized basis), respectively.
(3) Annualized.

  The following table summarizes, by type, the combined investments of CFI at December 31, 1996 and September 30, 1997 (on the basis of estimated fair value). See Note 2 to the Company's consolidated financial statements included elsewhere in this Prospectus for additional information regarding the investments by type.

                                    AT DECEMBER 31, 1996  AT SEPTEMBER 30, 1997
                                    --------------------- ---------------------
                                               PERCENT OF            PERCENT OF
                                    FAIR VALUE PORTFOLIO  FAIR VALUE PORTFOLIO
                                    ---------- ---------- ---------- ----------
                                               (DOLLARS IN MILLIONS)
Fixed maturities:
  U.S. Government and government
   agencies and authorities........   $  170       5.7%     $  163       5.4%
  States, municipalities and polit-
   ical subdivisions...............       22        .7          18        .6
  Mortgage and other asset-backed
   securities......................      483      16.1         520      17.2
  All other corporate fixed maturi-
   ties............................      415      13.9         411      13.6
Short-term investments.............    1,907      63.6       1,914      63.2
                                      ------     -----      ------     -----
    Total investments available for
     sale..........................   $2,997     100.0%     $3,026     100.0%
                                      ======     =====      ======     =====

  The following table sets forth the contractual maturity distribution of CFI's fixed maturities at December 31, 1996 and September 30, 1997:

                                    AT DECEMBER 31, 1996  AT SEPTEMBER 30, 1997
                                    --------------------- ---------------------
                                               PERCENT OF            PERCENT OF
                                    FAIR VALUE PORTFOLIO  FAIR VALUE PORTFOLIO
                                    ---------- ---------- ---------- ----------
                                               (DOLLARS IN MILLIONS)
Contractual maturity:
  Within one year..................   $    2        .2%     $    1        .1%
  After one year but within five...      271      24.9         276      24.8
  After five years but within ten..      249      22.8         232      20.9
  After ten years..................       85       7.8          83       7.5
  Mortgage and other asset-backed
   securities......................      483      44.3         520      46.7
                                      ------     -----      ------     -----
    Total fixed maturities.........   $1,090     100.0%     $1,112     100.0%
                                      ======     =====      ======     =====

  The following table indicates the composition of the Company's fixed maturities according to Moody's or equivalent ratings as of December 31, 1996 and September 30, 1997:

                                    AT DECEMBER 31, 1996  AT SEPTEMBER 30, 1997
                                    --------------------- ---------------------
                                               PERCENT OF            PERCENT OF
                                    FAIR VALUE PORTFOLIO  FAIR VALUE PORTFOLIO
                                    ---------- ---------- ---------- ----------
                                               (DOLLARS IN MILLIONS)
Moody's rating or equivalent:
  Aaa..............................   $  692      63.5%     $  719      64.7%
  Aa...............................      114      10.5         131      11.8
  A................................      276      25.3         256      23.0
                                      ------     -----      ------     -----
    Total investment grade.........    1,082      99.3       1,106      99.5
  Non-investment grade(1)..........        8        .7           6        .5
                                      ------     -----      ------     -----
    Total fixed maturities.........   $1,090     100.0%     $1,112     100.0%
                                      ======     =====      ======     =====

--------
(1) Includes investments not rated.

  The NAIC assigns securities to classes called NAIC "designations" that are used by insurers when preparing their annual statements. The NAIC assigns designations to publicly traded as well as privately placed securities. The designations assigned by the NAIC range from class 1 to class 6, with a rating in class 1 being the highest quality. As of December 31, 1996 and September 30, 1997, over 99% of the Company's fixed-income securities were designated Category 1 by the NAIC.

REGULATION

  General. The Insurance Companies are subject to detailed regulation throughout the United States. Although there is limited federal regulation of the insurance business, each state has a comprehensive system for regulating insurers operating in that state. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain coverages, trade practices, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. Further, most states compel participation in and regulate composition of various shared market mechanisms. States have also enacted legislation which regulates insurance holding company systems, including acquisitions, dividends, the terms of affiliate transactions, and other related matters. The Insurance Companies are domiciled in New York, New Jersey and Ohio.

  Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in such areas as product liability, environmental damage and workers' compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages if permitted by applicable regulations, or the limitation or cessation of the affected business.

  Most states have insurance laws requiring that property and casualty rate schedules, policy or coverage forms, and other information be filed with the state's regulatory authority. In many cases, such rates and/or policy forms must be approved prior to use. A few states have recently considered or enacted limitations on the ability of insurers to share data used to compile rates. Such restrictions have had, and are expected to have, no significant impact on CFI.

  Insurance companies are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine each insurer's financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations. The 1993 examination report of North River contained no financial adjustments and the 1993 examination report of U.S. Fire contained financial adjustments that were addressed as part of the 1995 and 1996 strengthening transactions.

  Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

  Insurance Regulation Concerning Change or Acquisition of Control. The insurance regulatory codes in the Insurance Companies' respective domiciliary states each contain similar provisions (subject to certain variations) to the effect that the acquisition of "control" of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of "control" arises from the ownership, direct or indirect, control, possession with the power to vote or possession of proxies with respect to 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company must generally file with the relevant insurance regulatory authority a statement relating to the acquisition of control containing certain information required by statute and published regulations and provide a copy of such statement to the domestic insurer. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer's doing business in the state if certain conditions exist, such as undue market concentration.

  Regulation of Dividends and Other Payments from Insurance Companies. The Company is a legal entity separate and distinct from its subsidiaries. As a holding company with no other business operations, its primary sources of cash to meet its obligations, including principal and interest payments with respect to indebtedness, are available dividends and other statutorily permitted payments, such as tax allocation payments and management and other fees, from the Insurance Companies. The Insurance Companies are subject to various state statutory and regulatory restrictions, including regulatory restrictions that are imposed as a matter of administrative policy, applicable generally to any insurance company in its state of domicile, which limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and operating income, as determined in accordance with SAP, which differ from GAAP. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company's outstanding liabilities and must be adequate to meet its financial needs.

  Due to 1995 and 1996 reserve strengthening that caused it to report a negative earned surplus position at December 31, 1996, U.S. Fire, the Company's New York-domiciled Insurance Company, has no ordinary dividend capacity in 1997. However, the Company, in connection with the Offering, is approaching the NYID to allow U.S. Fire to reset its earned surplus accounts to $0 as of the first day following the end of the quarter in which the closing of the Offering occurs, and to further allow U.S. Fire to pay shareholder and policyholder dividends from earnings recognized in fiscal quarters after the closing of the Offering. There can be no assurance that the NYID will grant such a request. No assurance can be given that some or all of the Insurance Companies' domiciliary states will not adopt statutory provisions more restrictive than those currently in effect.

  As of December 31, 1996, the aggregate amount available for the payment of ordinary dividends by the Insurance Companies during 1997 was $19 million, of which $5 million has been paid through September 30, 1997.

  If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company's policyholders, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

  Statutory Surplus and Capital. In connection with the licensing of insurance companies, an insurance regulator may limit or prohibit the writing of new business by an insurance company within its jurisdiction when, in the regulator's judgment, the insurance company is not maintaining adequate statutory surplus or capital. The Company does not currently anticipate that any regulator would limit the amount of new business that the Insurance Companies may write given their current levels of statutory surplus and capital. See "Risk Factors -- Regulation."

  Risk-Based Capital. In order to enhance the regulation of insurer solvency, the NAIC adopted risk-based capital ("RBC") requirements for property and casualty insurance companies commencing with filings made in 1995 covering the 1994 calendar year. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC formula measures four major areas of risk facing property and casualty insurers: (i) underwriting risk, which is the risk of errors in pricing and reserve setting; (ii) asset risk, which is the risk of asset default for fixed-income assets and loss in market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents' balances and other receivables; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The RBC formula provides a mechanism for the calculation of an insurance company's Authorized Control Level (the "ACL") RBC amount.

  The NAIC RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the ratio of surplus to RBC decreases. The initial level, the "Company Action Level," requires the insurance company to submit a plan of corrective action to the relevant insurance commissioner if surplus falls below 200% of the ACL amount. The next level, the "Regulatory Action Level," requires the company to submit a plan of corrective action and also allows the regulator to perform an examination of the company's business and operations and issue a corrective order if surplus falls below 150% of the ACL amount. The third level, the ACL, permits the regulator to place the company under regulatory control entailing rehabilitation or liquidation if surplus falls below 100% of that amount. The final action level, the "Mandatory Control Level," requires the insurance commissioner to place the company under regulatory control if surplus falls below 70% of the ACL amount.

  Based on the foregoing formula, at December 31, 1996, the capital of each Insurance Company exceeded the Company Action Level, and, as a result, no regulatory response or action was required.

  NAIC IRIS Ratios. In the 1970s, the NAIC developed a set of financial relationships or "tests" called the Insurance Regulatory Information System ("IRIS") that were designed to facilitate early identification of companies which may require special attention by insurance regulatory authorities. Insurance companies submit data on an annual basis to the NAIC, which in turn analyzes the data utilizing ratios covering 12 categories of financial data with defined "usual ranges" for each category. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company may become subject to increased scrutiny if it falls outside the usual ranges on four or more of the ratios. There have been instances in which certain IRIS ratios of one or more of the Insurance Companies have fallen outside of the usual ranges. In all instances where follow-up information was requested, the Company's responses have not resulted in additional requests or further action.

  Investment Regulation. The Insurance Companies are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. As of September 30, 1997, CFI believes its investments complied with such laws and regulations in all material respects.

  Guaranty Funds. All fifty states have separate insurance guaranty fund laws requiring property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Such guaranty association laws, except the one applicable in New York, create post-assessment associations which make assessments against member insurers to obtain funds to pay association covered claims after an insurer insolvency occurs. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments required by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. New York has a pre-assessment guaranty fund which makes assessments prior to the occurrence of an insolvency. New Jersey, North Carolina and Pennsylvania have created, by statute, a separate guaranty association for workers' compensation business. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

  Property and casualty guaranty fund assessments incurred by CFI totaled $5 million, $2 million, $2 million, and $2 million for 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively. The Company's policy is to accrue for insolvencies when the loss is probable and the assessment amount can be reasonably estimated. In the case of most insurance insolvencies, the ability of CFI to reasonably estimate the insolvent insurer's liabilities or develop a meaningful range of the insolvent's liabilities is significantly impaired by inadequate financial data with respect to the estate of the insolvent company as supplied by the guaranty funds. Although the amount of any assessments applicable to guaranty funds cannot be predicted with certainty, CFI believes that future guaranty association assessments for known insurer insolvencies will not have a material adverse effect on its results of operations or financial condition.

  Shared Markets. As a condition of its license to do business, the Insurance Companies are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. The Insurance Companies' participation in such shared markets or pooling mechanisms is generally proportionate to the amount of each Insurance Company's direct writings for the type of coverage written by the specific pooling mechanism in the applicable state.

  Commercial automobile insurance and workers' compensation lines have mandatory pooling arrangements on a state-by-state basis for segments of the market that have difficulty finding coverage from insurers. The shared market mechanisms for providing commercial automobile coverages are generally assigned risk plans, reinsurance facilities and joint underwriting facilities. Additionally, another pooling mechanism, a Commercial Automobile Insurance Procedure ("CAIP"), uses a limited number of servicing carriers to handle assignments from other insurers. The CAIP servicing carrier is paid a fee for the responsibility of handling the commercial automobile policy and paying claims. For workers' compensation, the pooling in each state is generally in the form of a reinsurance type arrangement with servicing carriers providing the policy services and claims handling services. The National Council of Compensation Insurance provides services for calculating member pooling of losses and expenses in 32 states, with the remainder of the states having their own independent servicing plans. Certain of the Insurance Companies participate in the Florida Hurricane Catastrophe Fund, a state-mandated catastrophe reinsurance fund. Business insurance is also subject to pooled insurance on a small scale for commercial properties insured through the various Fair Access to Insurance Requirements ("FAIR") Plans which exist in most states. CFI incurred an underwriting loss from participation in such mandatory pools and underwriting associations of $3 million, $0, $7 million and $2 million in 1994, 1995, 1996 and for the nine months ended September 30, 1997, respectively.

  The amount of future losses or assessments from the shared market mechanisms and pooling arrangements described above cannot be predicted with certainty. The underwriting results of these pools traditionally have been unprofitable. Although it is possible that future losses or assessments from such mechanisms and pooling arrangements could have a material adverse effect on results of operations, CFI does not expect future losses or assessments to have a material adverse effect on its liquidity or capital resources.

  Possible Legislative and Regulatory Changes. In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and holding company systems. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies, and legislation has been introduced in several of the past sessions of Congress which, if enacted, could result in the federal government assuming some role in the regulation of the insurance industry. Although the federal government does not regulate the business of insurance directly, federal initiatives often affect the insurance business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include changes in environmental laws and tort reform.

  It is not possible to predict the outcome of any of the foregoing legislative, administrative or congressional activities or the potential effects thereof on CFI. See "Risk Factors--Regulation."

COMPETITION

  The commercial lines property and casualty insurance industry is highly competitive and the Company believes that it will remain so, resulting in little prospect for periods of dramatically improved pricing in the foreseeable future. CFI faces competition from domestic and foreign insurers, many of which are larger and have greater financial, marketing and management resources than CFI. The Company's national competitors include CNA Financial Corporation, Travelers Property Casualty Corp., American International Group Inc., Chubb Group, and USF&G Corp. Although large, national insurers often have substantial financial strength and broad product offerings, the Company views regional companies to be its most significant competitors as a result of their in-depth knowledge of the local insurance marketplace and responsiveness to local needs. The Company believes that it is able to effectively compete with both national and regional companies due to its strong relationships with its Custom Agents, generalist business approach, and its local market presence and responsiveness resulting from its decentralized organization and decision making.

  Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, premiums charged, policy terms and conditions, services offered, reputation, broker compensation and experience. The existing levels of competitive pressure and excess industry capacity have lasted longer and have been more severe than the Company had anticipated. In particular, in recent years, the Company experienced greater competition than anticipated, particularly in the workers' compensation and general liability (umbrella) lines markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's challenge is to retain business and attract new business on terms offering acceptable return potentials in an environment where both established competitors and newer entrants are aggressively seeking premium growth. The Company believes that it is not uncommon for its competitors to write business at prices that are below known loss costs, particularly for workers' compensation products. There can be no assurance that CFI will not face increased competition in the future and that such increased competition will not have a material adverse effect on the Company. See "Risk Factors--Competition."

RATINGS

  Insurance companies are rated by rating agencies to provide both industry participants and insurance consumers with meaningful information on specific insurance companies. Higher ratings generally indicate financial stability and a strong ability to pay claims. These ratings are based upon factors relevant to policyholders and are not directed toward protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security. Ratings focus on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, marketing, investment operations, minimum policyholders' surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. CFI is rated "A (Excellent)" by A.M. Best and has a claims paying ability rating by Standard & Poor's of "A."

LEGAL PROCEEDINGS

  In the ordinary course of business, CFI receives claims asserting alleged injuries and damages from asbestos, environmental and other latent exposures. As a result of these claims, CFI reviews required reserves and reinsurance recoverables. In each of these areas of exposure, the Company litigates individual cases when appropriate and endeavors to settle other claims on favorable terms.

  CFI is involved in numerous other lawsuits (other than asbestos, environmental and other latent exposure claims) arising, for the most part, in the ordinary course of its business operations either as a liability insurer defending third-party claims brought against its insureds or as an insurer defending coverage claims brought against it. Although there can be no assurances, CFI believes, based on information currently available, that the ultimate resolution of these legal proceedings will not likely have a material adverse effect on CFI's results of operations or financial condition. See "Business--Reserves--Asbestos, Environmental and Other Latent Exposures" and
Note 15 to the Company's consolidated financial statements included elsewhere in this Prospectus.

PROPERTIES

  CFI leases approximately 201,887 square feet of space in Morristown, New Jersey for its home office and also leases office space for its regional offices. CFI does not own any of the real estate used for its operations. See "Certain Transactions--Lease Agreements."

EMPLOYEES

  As of September 30, 1997, CFI employed, excluding 47 temporary personnel, 1,658 persons. None of these employees is represented by a labor union and the Company considers its employee relations to be good.

                                  MANAGEMENT

DIRECTORS AND OFFICERS OF THE COMPANY

  The current directors and executive officers of the Company are as follows:

                   NAME                     AGE                  POSITION
                   ----                     ---                  --------
Joseph W. Brown, Jr........................  49 Chairman of the Board and Director
James A. Stark.............................  55 President and Director
Gary C. Tolman.............................  46 Treasurer and Director
Richard P. Lutenski........................  47 Director
Stuart B. Ross.............................  60 Director


  It is contemplated that, following the Offering, Mr. Tolman will resign as Treasurer and Director of the Company and Mr. Lutenski will resign as Director of the Company and additional individuals who are not officers of CFI will be appointed to the Company's Board of Directors.

  Joseph W. Brown, Jr. became Chairman and Director in July 1993, and joined the Company as an employee with direct involvement in day-to-day operations effective January 1998. From January 1992 through December 1997, Mr. Brown served as Chairman of the Board and Chief Executive Officer of Talegen, a period during which he oversaw the Talegen Restructuring and the Xerox disengagement processes. Prior to joining Talegen, Mr. Brown had been with Fireman's Fund Insurance Companies for 17 years during which he held positions from actuary to Chief Executive Officer. Mr. Brown is a member of the Boards of MBIA, Inc., Constitution Re Corporation and Talegen, and Vice Chairman of the Boards of the American Institute for Chartered Property & Casualty Underwriters and the Insurance Institute of America. He is a Fellow of the Property Casualty Actuarial Society and a Member of the American Academy of Actuaries and the Society of Chartered Property & Casualty Underwriters.

  James A. Stark assumed his current positions as President and Director in July 1993. He is Chairman of the Board, President, Chief Executive Officer and a Director of each of the Insurance Companies. Since joining a predecessor of the Company in 1964, Mr. Stark has progressed through various underwriting and management positions in both field and home office operations, and was appointed President of a predecessor to CFI in 1988.

  Gary C. Tolman became an officer and Director of the Company in July 1993 and serves as Chief Executive Officer, President, Treasurer and Director of Talegen. He has served in senior executive positions with Talegen and its predecessors since May 1992. Prior to joining Talegen, Mr. Tolman was a Senior Vice President at Fireman's Fund Insurance Company from 1990 to April 1992.

  Richard P. Lutenski became a Director of the Company in March 1995. Since 1995, he has been Chief Financial Officer, Treasurer, Vice President and Director of Crum & Forster Indemnity Company, North River and U.S. Fire and Director and Treasurer of Crum and Forster Insurance Company and Crum & Forster Underwriters Co. of Ohio. Prior to joining the organization in 1995, Mr. Lutenski was Chief Financial and Investment Officer for Amerisure Companies.

  Stuart B. Ross became a Director of the Company in January 1998. Since 1990, he has been Executive Vice President of Xerox and Chairman, Chief Executive Officer and President of XFSI. Mr. Ross is a member of the Board of EKCO Group, Inc.

  The Company's Board of Directors will be divided into three classes, each of which will serve a term of three years. The Class I directors will consist of Mr. Stark and directors to be nominated, and their term of office will expire at the annual meeting of shareholders in 1999; the Class II Directors will consist of Mr. Ross and directors to be nominated, and their term of office will expire at the annual meeting of shareholders in 2000; the Class III directors will consist of Mr. Brown and directors to be nominated, and their term of office will expire at the annual meeting of shareholders in 2001. At each annual meeting of shareholders, the successors to the class of directors whose term then expires will be elected to hold office for a term expiring at the third succeeding annual meeting, and each director will hold office until his successor is elected and qualified. The executive officers of the Company are elected at the annual meeting of the Board of Directors and serve at the discretion of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF U.S. FIRE

  The following table sets forth certain information regarding the directors and certain executive officers of U.S. Fire, the Company's principal insurance subsidiary.

                   NAME                     AGE                  POSITION
                   ----                     ---                  --------
James A. Stark.............................  55 Chairman of the Board, President, Chief
                                                 Executive Officer and Director
Richard P. Lutenski........................  47 Chief Financial Officer, Treasurer, Vice
                                                 President and Director
Martin M. Doto.............................  43 Vice President and Director
Patricia A. Drago..........................  44 Vice President and Director
Valerie J. Gasparik........................  46 Secretary
Dennis J. Hammer...........................  48 Controller, Vice President and Director
James E. Marran............................  57 Vice President and Director
Francis W. Rode............................  55 Vice President and Director
Frances A. Smith...........................  49 Vice President and Director
Steven W. Sumner...........................  42 Vice President and Director
Robert T. Wheeler..........................  55 Vice President and Director
Jorge A. Echemendia........................  40 Director

  James A. Stark (see "--Directors and Officers of the Company").

  Richard P. Lutenski (see "--Directors and Officers of the Company").

  Martin M. Doto became a Director of Crum & Forster Indemnity Company in 1995 and of U.S. Fire in 1993. He became a Vice President of Crum & Forster Indemnity Company in 1995 and of North River and U.S. Fire in 1993 and is assigned as regional Vice President to the Upstate New York Regional Office. He joined the organization in 1976, and has held a number of managerial positions.

  Patricia A. Drago became a Director of Crum and Forster Insurance Company and Crum & Forster Indemnity Company in 1995 and of Crum & Forster Underwriters Co. of Ohio, North River and U.S. Fire in 1993. She became Vice President of Crum & Forster Indemnity Company in 1995 and of North River in 1989 and U.S. Fire in 1991 and functions as chief claims officer. Prior to joining the organization in 1980, she was a liability specialist with Underwriters Adjustment Corp.

  Valerie J. Gasparik became Secretary of the Insurance Companies in 1996. She functions as assistant general counsel for the Insurance Companies. Prior to joining the organization in 1988, she was with Morgan Stanley & Co. Incorporated.

  Dennis J. Hammer became a Director of Crum & Forster Indemnity Company in 1995 and of U.S. Fire in 1996. He became Vice President and Controller of Crum & Forster Indemnity Company in 1995, Vice President in 1989 and Controller in 1992 of North River and Vice President in 1989 and Controller in 1993 of U.S. Fire, Vice President of Crum and Forster Insurance Company in 1993 and Crum & Forster Underwriters Co. of Ohio in 1995. Prior to joining the organization in 1979, he was with KPMG Peat Marwick LLP.

  James E. Marran became a Director of Crum and Forster Insurance Company, Crum & Forster Indemnity Company, Crum & Forster Underwriters Co. of Ohio, North River and U.S. Fire and Vice President of Crum and Forster Insurance Company, Crum & Forster Indemnity Company, North River and U.S. Fire in 1996. He functions as the chief underwriting officer. Prior to joining the organization in 1996, he was with Ernst & Young LLP.

  Francis W. Rode became a Director and Vice President of Crum & Forster Indemnity Company in 1995, Vice President of U.S. Fire and North River in 1994, Director of Crum & Forster Underwriters Co. of Ohio in 1996 and Director of U.S. Fire in 1994. He functions as chief human resources officer. Prior to joining the organization in July 1994, he was with Gemini Consulting.

  Frances A. Smith became a Director of Crum & Forster Indemnity Company in 1995 and of U.S. Fire in 1993, Vice President of Crum and Forster Insurance Company in 1993, Crum & Forster Underwriters Co. of Ohio in 1993 and U.S. Fire in 1989, and in 1995, Vice President of Crum & Forster Indemnity Company and in 1992 Vice President of North River. She functions as the chief actuarial officer. Prior to joining the organization in 1977, she was with USF&G Corp.

  Steven W. Sumner became a Director of Crum & Forster Indemnity Company and U.S. Fire in 1996. He became Vice President of Crum & Forster Indemnity Company, North River and U.S. Fire in 1995 and functions as regional Vice President of the New York Metropolitan Regional Office. Prior to joining the organization in 1995, he was with American International Group Inc.

  Robert T. Wheeler became a Director of Crum & Forster Underwriters Co. of Ohio and U.S. Fire in 1993 and of Crum & Forster Indemnity Company in 1995. He became Vice President of Crum & Forster Indemnity Company in 1995 and North River in 1993 and U.S. Fire in 1993 and functions as chief information officer. Prior to joining the organization in 1993, he was with Fireman's Fund Insurance Company from 1964.

  Jorge A. Echemendia became a Director of Crum & Forster Indemnity Company and U.S. Fire in August 1997. He functions as marketing manager for the New York Regional Office. He joined the organization in 1980.

EXECUTIVE COMPENSATION

  CFI's compensation program for its executive officers for the fiscal year ended December 31, 1997 consisted primarily of salaries, cash bonuses, and other forms of compensation pursuant to certain qualified and nonqualified plans.

  The following table sets forth in summary form all compensation from CFI for all services rendered in all capacities to CFI paid or accrued during the fiscal year ended December 31, 1997 to the Chief Executive Officer of CFI and the four other most highly compensated executive officers of CFI
(collectively, with the Chief Executive Officer, the "Named Executive Officers"). Such table represents historical compensation and is not indicative of future compensation to be received by the Named Executive Officers.

                          SUMMARY COMPENSATION TABLE

SALARY AND INCENTIVE COMPENSATION

                                           ANNUAL COMPENSATION
                                       ---------------------------
                                                         OTHER
                                                         ANNUAL     ALL OTHER
NAME AND PRINCIPLE POSITION            SALARY BONUSES COMPENSATION COMPENSATION
---------------------------            ------ ------- ------------ ------------
                                        (1)               (2)          (2)
James A. Stark........................
 Chairman of the Board, President,
 Chief Executive
 Officer of U.S. Fire
Francis W. Rode.......................
 Vice President of U.S. Fire
Patricia A. Drago.....................
 Vice President of U.S. Fire
Robert W. Wheeler.....................
 Vice President of U.S. Fire
Richard P. Lutenski...................
 Chief Financial Officer, Vice
 President, Treasurer of
 U.S. Fire

--------

(1) These amounts include employer contributions under the Talegen Individual Retirement Plan (as defined below), and are prior to reduction for employee contributions under the Talegen Individual Retirement Plan pursuant to Section 401(k) of the Internal Revenue Code and under Talegen's cafeteria plan pursuant to Section 125 of the Internal Revenue Code.
(2) The following table details other annual compensation and all other compensation.

                                                                      ALL OTHER
                                OTHER ANNUAL COMPENSATION           COMPENSATION
                         ---------------------------------------- -----------------
                         QUALIFIED    NON-                NON-
                           PLAN    QUALIFIED  QUALIFIED QUALIFIED MOVING  TRANSFER
NAMED EXECUTIVE OFFICER    MATCH   PLAN MATCH   BASIC     BASIC   EXPENSE ALLOWANCE
-----------------------  --------- ---------- --------- --------- ------- ---------
James A. Stark..........
Francis W. Rode.........
Patricia A. Drago.......
Robert W. Wheeler.......
Richard P. Lutenski.....

EMPLOYEE ARRANGEMENTS

  All of CFI's executive officers participate (with other selected employees) in the Talegen Holdings, Inc. Retention Incentive Plan and the U.S. Fire Insurance Company Enhanced Severance Plan. These plans are intended to encourage executives to remain employed with CFI. In connection with Joseph W. Brown, Jr.'s full-time involvement with the Company, CFI is negotiating a compensation package for Mr. Brown that is expected to include stock, stock options and cash.

CFI'S PAY-FOR-PERFORMANCE COMPENSATION PLAN

  CFI's management compensation is based on CFI's three-year average after tax return on equity ("ATROE") as adjusted. It is governed by a Pay-for-Performance Compensation Plan which became effective January 1, 1994 and covers all associates, except the Chief Executive Officer whose compensation is determined on a discretionary basis by the Chairman of the Board of Talegen.

  Salaries of senior management members are based on competitive market rates as determined by salary surveys for comparable companies. Salaries are only adjusted when the competitive market rate for a given position moves 10% or more above the salary paid for that position and if a sufficient salary adjustment pool has been earned based on the adjusted three-year average ATROE.

  Annual bonuses for senior management members are only earned if the adjusted three-year average ATROE equals 8% or more. Individual bonuses are based both upon Company and individual performance and are paid out over three years at the rate of 40% in year one and 30% in each of the following two years. Bonuses typically range from 10% to 100% of salary.

TALEGEN RETIREMENT PLANS

  All subsidiaries of Talegen are participating employers in the Talegen Retirement Plans. Through May 31, 1985, employees of CFI working in the United States were covered under the Employees Retirement Plan of Crum & Forster, a noncontributory qualified defined benefit plan (the "Original Retirement Plant"). The Original Retirement Plan provided a retirement benefit at age 65. The annual retirement benefit for a participant was equal to 2% of the member's Average Final Compensation (as defined below) multiplied by years of credited service as a participant up to 25 years, plus 0.75% of such Average Final Compensation multiplied by years of credited service as a participant in excess of 25 years, less a reduction for Social Security payments. Average Final Compensation was defined as the participant's average annual compensation during the 60 highest consecutive calendar months in the last 120 months of service. Compensation used to determine benefits did not include overtime earnings, commissions, bonuses or special pay.

  As a result of the termination of the Original Retirement Plan, all benefits accruing to the termination date became vested regardless of an employee's years of service and annuities were purchased for benefits payable under the plan.

  On January 1, 1986, the Retirement Plan of Talegen Holdings, Inc. (formerly known as the Retirement Plan of Crum and Forster, Inc.), a new noncontributory qualified defined benefit plan (the "Terminated Retirement Plan"), was established, with provisions substantially the same as the Original Retirement Plan. However, the annual retirement benefit under the Terminated Retirement Plan equals 1.2% of Average Final Compensation multiplied by years of credited service, less a reduction for Social Security payments. Effective June 30, 1993, accruals under this 1.2% benefit formula were discontinued. Participants also receive recognition of their future salary increases through December 31, 1995 (or the date their service terminated) for their credited service prior to January 1, 1986. Prior to July 1, 1993, all employees became participants in the Terminated Retirement Plan following the later of completion of one year's service or attainment of age 21. Subject to certain conditions, a participant becomes 100% vested in his retirement benefit after completion of five years of service. On December 1, 1996, a participant not otherwise vested became 100% vested in his retirement benefit. The Terminated Retirement Plan provides for reduced benefits paid in a form other than a straight life annuity (e.g., a qualified joint and 50% survivor annuity) or upon early retirement. Early retirement is available to participants age 55 to 64 with at least 10 years of credited service. Effective December 1, 1996, the service requirement for early retirement was eliminated. Under certain circumstances, upon the death of a vested participant, the Terminated Retirement Plan provides a survivor annuity benefit to the participant's spouse or other beneficiary. CFI ceases to be a participating employer in the Terminated Retirement Plan as of the consummation of the Offering.

  Talegen's subsidiaries have reimbursed and will reimburse Talegen for that portion of the annual funding cost of the Terminated Retirement Plan applicable to employees of each subsidiary through the consummation of the Offering. During 1996, the Company, along with Talegen and its subsidiaries made additional contributions so that the market value of assets exceeded the benefit obligation. As of January 1, 1997, the market value of assets continued to exceed the benefit obligation in the Terminal Retirement Plan. CFI's contribution to the Terminated Retirement Plan for the year ended December 31, 1996 was $8.9 million.

  The table set forth below illustrates the approximate Terminated Retirement Plan annual retirement benefit, after applicable reduction for Social Security, which would be payable at age 65 as a straight life annuity, based on the Average Final Compensation and years of credited service through June 30, 1993. The amounts set forth below do not reflect limits on benefits and includable compensation imposed by the Internal Revenue Code.

                YEARS OF CREDITED SERVICE THROUGH JUNE 30, 1993

  60 MONTH
AVERAGE FINAL
COMPENSATION        5          10          15          20          25           30
-------------    -------     -------     -------     -------     -------     --------
  $175,000       $ 9,360     $18,240     $26,660     $35,210     $44,240     $ 53,270
   200,000        10,860      21,140      30,850      40,680      51,000       61,330
   225,000        12,360      24,030      35,030      46,160      57,770       69,380
   250,000        13,860      26,930      39,220      51,630      64,540       77,440
   300,000        16,860      32,720      47,590      62,580      78,070       93,550
   350,000        19,860      38,510      55,960      73,540      91,600      109,660

  Compensation covered by the Terminated Retirement Plan excludes overtime earnings, bonuses or special pay. With respect to the following individuals, the current annual compensation covered under the Terminated Retirement Plan, and the estimated current credited years of service, are as follows: Mr. Stark -- $300,014 (29 years), Ms. Drago -- $175,006 (12 years) and Mr.
Wheeler -- $175,006 ( 1/3 year). Mr. Lutenski and Mr. Rode are not eligible for benefits under the Retirement Plan.

TALEGEN INDIVIDUAL RETIREMENT PLAN

  All subsidiaries of Talegen are participating employers in The Individual Retirement Plan of Talegen Holdings, Inc. (the "IRP"). Employees of subsidiaries of Talegen with at least one year of service (including the Named Executive Officers) are eligible to participate. CFI makes a basic contribution to a trust fund (the "Trust Fund") equal to 3% of salary for each participant employed at year-end. An eligible employee may elect to contribute to the Trust Fund not less than 1% and not more than 12% of his salary, in 1% increments, on a before-tax or after-tax basis. CFI makes regular matching contributions to the Trust Fund equal to 50% of the participant's contributions (participant's contributions in excess of 6% of base salary are not matched). The plan provides that employers may make additional performance related matching and/or basic contributions to participants employed at year end. Employee contributions made on a before-tax or after-tax basis are 100% vested at all times. Except as noted in the following sentence, a participant is always 100% vested in employer basic and performance contributions. In the case of employees hired after July 1, 1993, such participants become 100% vested in employer regular matching contributions after completion of five years of service. Effective April 1, 1997, all employees not otherwise vested became 100% vested in employee regular matching contributions. The maximum amount of employee contributions that may be contributed annually on a before-tax basis equals $7,000, as adjusted annually, by the Commissioner of Internal Revenue to reflect cost of living increases ($9,500 in 1997, $10,000 in 1998).

  The Talegen subsidiaries have reimbursed and will reimburse Talegen for that portion of the employer contributions to the IRP applicable to employees of each subsidiary at least through the consummation of the Offering and the subsidiaries will thereafter establish or maintain a similar plan. The required contribution by CFI for the year ended December 31, 1996 was $4.2 million.

SUPPLEMENTAL PLANS

  Effective January 1, 1994, certain employees participating in the IRP are also eligible to participate in the Supplemental Individual Retirement Plan of Talegen Holdings (the "Supplemental IRP"), which provides the benefits which would have been payable under the IRP but for limitations imposed by the Internal Revenue Code or otherwise restricted by includable compensation limits. CFI ceases to be a participating employer in the Supplemental SIRP as of the consummation of the Offering but intends to establish or maintain a similar plan.

  Selected executives of the subsidiaries of Talegen who were participants in previous defined benefit plans sponsored by Talegen (the "Previous Retirement Plans") prior to July 1, 1993, were also eligible to participate in the Talegen Holdings, Inc. Supplemental Executive Retirement Plan (the "SERP"). The SERP provides a benefit payable at age 65 equal to 2.2% of the participant's Average Final Compensation (as defined above) multiplied by his years of service up to a maximum of 25 years, less the sum of (i) the participant's primary Social Security benefit, (ii) the participant's annual retirement benefit under the Original Retirement Plan and the Terminated Retirement Plan and (iii) the participant's annual supplemental retirement benefit provided by any written agreement. Prior to December 1996, a participant in the SERP may also receive a reduced early retirement benefit after attainment of age 55 with at least 15 years of service. Effective December 1, 1996, the service requirement was eliminated; therefore, any participant attaining age 55 may receive a reduced early retirement benefit. Effective July 1, 1993, accruals under the SERP were discontinued.

  The table set forth below illustrates the approximate SERP annual retirement benefits, after reduction for Social Security benefits, benefits payable from the Terminated Retirement Plan (after reflecting compensation limits in effect as of December 31, 1993) and benefits payable from the Original Retirement Plan. These benefits would be payable at age 65 as a straight life annuity, based on the Average Final Compensation and years of credited service through June 30, 1993 indicated.

                           YEARS OF CREDITED SERVICE
                             THROUGH JUNE 30, 1993

       60 MONTH
     AVERAGE FINAL
     COMPENSATION       5        10        15        20        25        30
     -------------    ------   -------   -------   -------   -------   -------
       $175,000       $    0   $ 2,550   $ 5,390   $ 8,020   $ 9,770   $     0
        200,000            0     4,550     7,640    10,520    12,520         0
        225,000            0     6,550     9,890    13,020    15,270         0
        250,000            0    10,530    15,540    20,330    24,250       665
        300,000        2,430    21,530    32,040    42,330    51,750    28,165
        350,000        4,930    32,530    48,540    64,330    79,250    55,665

  Compensation covered by the SERP excludes overtime earnings, bonuses or special pay. With respect to the following individuals, the current annual compensation covered under the SERP, and the estimated current credited years of service, are as follows: Mr. Stark -- $300,014 (29 years), Ms. Drago --
 $175,006 (12 years) and Mr. Wheeler -- $175,006 ( 1/3 year). Mr. Lutenski and Mr. Rode are not eligible for benefits under the SERP.

  Prior to July 1, 1993, select management employees who were participants in the Previous Retirement Plans and the IRP were eligible to participate in the Executive Supplemental Retirement and Savings Plan (the "Executive Supplemental Plan"), which provided the benefit which would have been payable under the Terminated Retirement Plan and the IRP but for the limitations on benefits and contributions imposed by the Internal Revenue Code (except
Section 415) or otherwise restricted by includable compensation limits. Effective July 1, 1993, accruals under the Executive Supplemental Plan were terminated and benefits previously accrued were transferred to the SERP or Supplemental IRP.

  The SERP is a non-qualified plan and benefits under this plan are payable solely from general corporate assets. Effective December 31, 1996, Talegen assumed all liabilities under the SERP. The Supplemental IRP is also a non-qualified plan with benefits payable solely from general corporate assets. A reserve of $.6 million have been accrued with respect to the Supplemental IRP as of December 31, 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDE PARTICIPATION

  The full Board of Directors acts as a compensation committee. Immediately prior to the completion of the Offering the Board of Directors will establish an Audit Committee and a Compensation Committee. The Board of Directors may also establish other committees to assist in the discharge of its responsibilities.

                           OWNERSHIP OF COMMON STOCK

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, at the date hereof and after giving effect to the Offering.

  As of the date hereof, none of the outstanding Common Stock of the Company is owned by any director or executive officer of the Company.

                                               PRIOR TO THE        AFTER THE
                                                 OFFERING          OFFERING
                                             ----------------- -----------------
                                             NUMBER PERCENTAGE NUMBER PERCENTAGE
                                             ------ ---------- ------ ----------
Xerox Corporation(/1/)......................           100%
 800 Longridge Road
 Stamford, CT 06904

--------
(1) The record owner of these shares is Talegen. Xerox indirectly owns 100% of the outstanding capital stock of Talegen.

                             CERTAIN TRANSACTIONS

TALEGEN RESTRUCTURING

  General. In January 1993, Xerox announced its strategic decision to disengage from its insurance and other financial services businesses in order to focus on its core document processing business. To facilitate the disengagement process for the property and casualty insurance operations, Talegen recapitalized and legally restructured its insurance operations into seven stand-alone operating groups, including CFI, effective January 1, 1993. The Talegen Restructuring, which was approved in September 1993 by the insurance departments of all states in which the Talegen Insurance Companies were domiciled, included a redistribution of assets and liabilities of certain of the insurance companies dedicated to five of the seven operating groups, including the Company.

  In connection with the Talegen Restructuring, CFI and certain of the other Talegen Insurance Companies received significant balance sheet support from XFSI in the form of cash, notes and aggregate excess of loss reinsurance protection from Ridge Re, a single purpose Bermuda insurance company wholly owned by XFSI. Ridge Re continues to provide aggregate excess of loss reinsurance protection up to contractual limits to the Insurance Companies and certain other current and former Talegen insurance subsidiaries. See "Business-- Reinsurance Recoverable."

  Prior to the Talegen Restructuring the assets and liabilities associated with business written by each of the CFI insurance companies were shared ("pooled") through intercompany reinsurance arrangements with the other Talegen Insurance Companies. Specifically, the business written by Crum and Forster Insurance Company, Crum & Forster Indemnity Company and Crum & Forster Underwriters Co. of Ohio (or their predecessors) was reinsured by U.S. Fire or North River. Those two companies, in turn, participated in a reinsurance pool with three other Talegen Insurance Companies in which the liabilities on all direct and assumed business written by or reinsured into any of those five pool participants were shared among them in specific percentage allocations through intercompany reinsurance arrangements (the "intercompany pool"). The effect of these arrangements was to pool the insurance business of all participating Talegen Insurance Companies, including the Insurance Companies.

  Pursuant to the Talegen Restructuring, the intercompany pool and other internal reinsurance arrangements were commuted, both prospectively and retroactively, and the full liability previously placed (or ceded) into the pool was transferred back to U.S. Fire, North River and the other Talegen Insurance Companies which originally wrote such business.

  The Talegen Restructuring also included the realignment of certain business segments among and between five of the seven new stand-alone insurance groups. The other two operating groups were composed of insurance companies that did not participate in the intercompany pool. This realignment required the transfer of a number of policies (and the related assets and liabilities) from the original issuing insurers to the insurance companies which were dedicated to one of the five insurance groups as part of the Talegen Restructuring. The Insurance Companies ceded certain policies to other Talegen Insurance Companies which had become dedicated to types of coverages that did not fit CFI's commercial lines middle market strategy and assumed policies from other Talegen Insurance Companies that fit CFI's strategy. As part of the realignment, underwriting and claims staff transferred with the respective books of business, thus ensuring consistent contact with policyholders and producers and providing the insurance groups with the expertise and experience necessary for their respective specialized operations.

  The Insurance Companies transferred business to and from the other Talegen Insurance Companies by executing Assumption and Indemnity Reinsurance Agreements ("Assumption Agreements"). These Assumption Agreements provide for the 100% quota share reinsurance of the subject business by the assuming company. These Assumption Agreements were designed to permanently vest in the assuming company all of the liabilities which may arise under the insurance policies that it assumed, whether or not there has been an effective novation of such policy. In addition to the quota share reinsurance obligation, the Assumption Agreements delegate the claims handling and policy administration obligations for transferred policies from the ceding company to the assuming company, and also assign all third-party reinsurance associated with transferred policies from the ceding company to the assuming company.

  As part of the Assumption Agreements, the assuming company is required by contract to seek novation of certain policies. Novation of an insurance policy effects the legal substitution of one insurance company for the original policy-issuing company. The legal requirements for the effective novation of an insurance policy are established on a state-by-state basis, typically through a state's insurance laws and regulations, and generally call for either the express or implied consent of the policyholder.

  Talegen received the approval of the insurance department in each of the 50 states and the District of Columbia for the specific novation process that would be pursued for each state's policyholders. Of the 50 states: nine states required the insurer to obtain affirmative consent of the policyholder; 17 states required the insurer to provide an opportunity to the policyholder to accept or reject the novation during a finite period of time after which, in the absence of a response, the policyholder is implied to have accepted novation; and 24 states permitted an insurer to deem the policy novated upon mailing of the notice of transfer unless an objection is subsequently received from the policyholder within a specified period of time (typically 30 days). In each case, the original company is relieved of liability if the novation was properly effected and is enforceable in accordance with applicable state law and/or regulation. However, there can be no assurance that a reviewing court would not apply a different standard for a policy novation from that prescribed by state insurance law or regulation.

  The policies covered by the Assumption Agreements that have been subjected to the novation process consist of: (i) policies for which the policy period had not expired at the time the Talegen Restructuring became effective; and
(ii) expired policies that had a pending claim at the time the novation process began or that have subsequently had a claim opened. Novation has not been sought for policies whose policy period had expired at the time of the Talegen Restructuring and which did not have a pending claim at such time or subsequently. However, novation continues to be sought whenever a new claim is received under a policy that is within the books of business subject to novation and has not previously been subjected to the novation process.

  In addition, certain classes of policies were not included in the novation process. These classes include personal lines business, assumed reinsurance policies and other situations where practical business considerations impeded the novation process. To the extent that either: (i) certain classes of business were excluded from the novation process; or (ii) individual policies were not novated or attempted to be novated, the liabilities related to such policies are transferred between the insurance companies through the continued application of the 100% quota share reinsurance, consistent with standard reinsurance provisions. These provisions include the requirement for the assuming company (including the Insurance Companies, if applicable) to post letters of credit or other acceptable security to the extent necessary to provide the ceding company with full statutory financial statement credit for reinsurance balances in accordance with applicable state insurance department requirements. This requirement would come into effect to the extent that an assuming company (including the Insurance Companies, if applicable) is not deemed an "authorized" reinsurer by certain applicable state insurance departments.

  The Insurance Companies and each of the other current and former Talegen Insurance Companies are currently classified as "authorized" reinsurers by applicable state insurance departments. If the assuming company were to become unauthorized, to the extent the novation process is not pursued or is unsuccessful (and, accordingly, such ceded reinsurance balances do not decrease), the potential letter of credit obligations of the assuming company to the ceding company would continue.

  Since the Talegen Restructuring, the Insurance Companies and the other former Talegen Insurance Companies have continued to pursue the novation process with the goal of transferring as many of the subject policies as possible to the appropriate insurance companies. CFI intends to continue the novation process after the Offering is completed. Despite their sale by Talegen, the former Talegen Insurance Companies are contractually obligated to continue the novation process.

  The estimated gross carried reserves at September 30, 1997, associated with the policy liabilities transferred between the Insurance Companies and the other former Talegen Insurance Companies (without giving effect to novation or reinsurance), were: (i) $1.0 billion transferred from the Insurance Companies (ceded) to other Talegen Insurance Companies; and (ii) $492 million transferred to the Insurance Companies (assumed) from other Talegen Insurance Companies. Pursuant to the Assumption Agreements, reserve balances are developed by the assuming companies, consistent with the law of any jurisdiction having regulatory authority with respect to the particular insurance policies. Further, each assuming reinsurer provides the ceding company with a copy of its actuarial certification. To the extent that a specific individual policy has not been novated (whether because novation was not attempted, the policyholder rejected the novation or the policyholder did not specifically give its affirmative consent in certain states, or otherwise), the associated estimated gross reserves are transferred via 100% quota share reinsurance rather than by novation. Based upon the relative success factor of the novation process since the Talegen Restructuring, an estimate of the ultimate reserves associated with policies which will not be novated (and, hence, which will be reinsured) is calculated. This estimation process gives consideration to the types of business subject to transfer (e.g., line of business) and the relative distribution of transferred policies by state of individual policyholders. To the extent that results of the novation process vary from historical levels, that portion of reserves related to policies not previously subjected to the novation process could change. No assurance can be made that the reserve estimates or the estimation process utilized will not change as or when additional data becomes available or as estimation techniques are refined. See "Risk Factors--Adequacy of Reserves."

  At September 30, 1997, an estimated 70% of the gross reserves associated with policies transferred by the Insurance Companies to the other Talegen Insurance Companies were considered by the transferee companies to be novated. At September 30, 1997, an estimated 91% of the gross reserves associated with policies transferred from other Talegen Insurance Companies to the Insurance Companies were considered by the Insurance Companies to be novated. These estimates include actual novation results with respect to case reserves and the application of historical novation experience by policy count to IBNR reserves. In each case, the assuming company bears the responsibility for the related reserve determinations and the ceding company may, as a practical matter, be affected by such determination. These determinations are generally included in the reported reserves of the ceding companies, including the Insurance Companies. Although Talegen had extensive discussions with state insurance regulators on behalf of the Company and the other Talegen Insurance Companies regarding applicable regulatory requirements prior to attempting to perfect novations, the actual novation results which form the basis for the historical novation experience depend upon a number of assumptions, judgments and interpretations concerning among other things, statutory and regulatory provisions, which may be called into question. Moreover, the novation process involves a massive accumulation, transmittal and compilation of data.

Inevitably, in such a process there are technical difficulties, including changes in the addresses and names of insureds, which could in individual instances call into question the validity of what was thought to be a valid novation. No assurance can be given that current estimates of actual novation results and historical novation experience will be accurate predictions of the ultimate success rate with respect to novations. Moreover, no assurance can be made that the estimates will not change as or when additional data becomes available or as estimation techniques are further refined. As of September 30, 1997, the estimated reinsurance balances related to non-novated policies subject to the Assumption Agreements were as follows:

                       REINSURANCE BALANCES(1)(2) UNDER
                             ASSUMPTION AGREEMENTS

                                                           AT SEPTEMBER 30, 1997
                                                           ---------------------
                                                               (IN MILLIONS)
     CEDED RECOVERABLES(3)(4)
     The Resolution Group.................................         $297
     Westchester Specialty Group..........................           28
     Coregis Group........................................            5
                                                                   ----
                                                                   $330
                                                                   ====
     ASSUMED PAYABLES(3)(5)
     The Resolution Group.................................         $  8
     Westchester Specialty Group..........................            4
     Industrial Indemnity Group...........................           31
                                                                   ----
                                                                   $ 43
                                                                   ====

--------
(1) Balances are presented gross without giving effect to any third party or Ridge Re reinsurance recoverables. The estimates include actual novation results with respect to case reserves and the application of historical novation experience based on policies previously novated with respect to IBNR reserves in estimating future novation results.
(2) Indicated balances are those ceded and assumed by the respective insurance company members of the indicated groups.
(3) Reinsurance balances recoverable from and payable to Talegen Insurance Companies and CFI reflect reserves related to policies reinsured under the Assumption Agreements but neither novated nor considered novated based upon the estimation process described above. These agreements provide 100% quota share reinsurance and assign and delegate to the assuming company full authority to handle and dispose of claims under the subject policies.
(4) Under the 100% quota share reinsurance, the assuming company is obligated to pay fully all claims directly under the subject policies; in this event, the Insurance Companies, not having paid the policyholders, may not recover any reinsurance proceeds from the assuming company.
(5) In cases where one of the Insurance Companies is the assuming company, the Insurance Company will pay claims under the subject policies directly; in this event, the ceding company will not pay claims and will not recover any reinsurance proceeds from the Insurance Company.

  Credit Risk. The reinsurance of liabilities arising from the transfer of policies between the Insurance Companies and the other Talegen Insurance Companies pursuant to the Assumption Agreements could potentially present the Insurance Companies with certain associated credit risks. For example, if another current or former Talegen Insurance Company has assumed a U.S. Fire policy pursuant to the Assumption Agreement (and thus is handling a claim under the policy) but does not perform the obligations owed under the policy, U.S. Fire could potentially be liable for that failure unless a novation had previously been effectuated in accordance with applicable state law and/or regulation. Although under such circumstances U.S. Fire could have claims against the assuming insurer under the Assumption Agreements, such claims are subject to the risks of litigation and collectibility and may not be satisfied in full, particularly in the case of an insolvency of an assuming company. In addition, the receiver or the trustee of such an insolvent assuming company might seek to collect, for the benefit of the estate of such insolvent insurer, any third party reinsurance that was assigned pursuant to the Assumption Agreements to the assuming company with respect to the transferred policies. In such circumstances, pursuant to the Assumption Agreements, the Company could make a claim as a general unsecured creditor (subordinate to policyholder claims) against the estate of the insolvent assuming company for amounts paid by the Insurance Company under such transferred policies, but there can be no assurance that the Insurance Company could collect any amounts due under such Assumption Agreements from the estate of the insolvent company.

  The table below provides additional detail on the estimated gross reserve balances and such balances net of third party reinsurance recoverable balances, before and after giving effect to novation, associated with CFI policies that have been transferred to the other Talegen Insurance Companies, pursuant to the Assumption Agreements.

           CEDED RECOVERABLE BALANCES UNDER ASSUMPTION AGREEMENTS(1)
                           AS OF SEPTEMBER 30, 1997

                         GROSS RECOVERABLES(1)                NET RECOVERABLES(2)
                         --------------------- -------------------------------------------------
                                                     AFTER THIRD-          AFTER THIRD-PARTY
                                                  PARTY REINSURANCE     REINSURANCE AND RIDGE RE
                                               ------------------------ ------------------------
                          BEFORE      AFTER     BEFORE       AFTER       BEFORE       AFTER
                          GIVING     GIVING     GIVING       GIVING      GIVING       GIVING
                         EFFECT TO  EFFECT TO  EFFECT TO   EFFECT TO    EFFECT TO   EFFECT TO
                         NOVATION  NOVATION(3) NOVATION  NOVATION(2)(3) NOVATION  NOVATION(2)(3)
                         --------- ----------- --------- -------------- --------- --------------
                                                      (IN MILLIONS)
The Resolution Group....  $  813      $297       $482         $174        $329         $119
Westchester Specialty
 Group..................     144        28        107           20          81           15
Coregis Group...........      90         5         70            4          70            4
Industrial Indemnity
 Group..................       2         0          0            0           0            0
                          ------      ----       ----         ----        ----         ----
  Total.................  $1,049      $330       $659         $198        $480         $138
                          ======      ====       ====         ====        ====         ====

--------
(1) Under the 100% quota share reinsurance, reserve balances are developed by the assuming companies consistent with the law of any jurisdiction having regulatory authority with respect to the particular insurance policies. The assuming company is obligated to pay fully all claims directly under the subject policies and collect all third party reinsurance; in this event, the Insurance Companies, not having paid the policyholders, may not recover any reinsurance proceeds from the assuming company.
(2) The amounts shown as net recoverables are net of any third party reinsurance which has been assigned to the assuming company by the ceding company. The amounts have been adjusted based on current estimates of uncollectible reinsurance.
(3) These estimates include actual novation results with respect to case reserves and the application of historical novation experience based on policies previously novated with respect to IBNR reserves in estimating future novation results.

  No assurance can be made that the estimation processes utilized in determining ceded balances after giving effect to novation will not change as or when additional data becomes available, or as estimation techniques are refined, or if the financial condition of any assuming company should change. Further, the estimated reserves associated with transferred policies (and the related credit risk) will change over time. For example, as individual claims are adjusted and paid by the assuming insurance company, reserves (and associated credit risk) will decrease. Conversely, to the extent of adverse development, if any, reserves (and associated credit risk) will increase until such time as the individual claims are adjusted and paid.

  In May 1997, Talegen completed the sale of the Coregis Group to a subsidiary of General Electric Capital Corporation and in August 1997 sold the Industrial Indemnity Group to Fremont Indemnity Corporation, a subsidiary of Fremont General Corporation, a workers' compensation insurance company doing business primarily in the western United States. In October 1997, XFSI sold The Resolution Group to an investor group led by certain members of the management of TRG and including a number of insurance industry participants such as American Re-Insurance Company, Risk Capital Reinsurance Company, Securities Capital Partners (I & II), L.P. and White Mountains Holdings, Inc. Talegen also sold the Westchester Specialty Group to a subsidiary of ACE Limited, a large insurance and reinsurance company based in Bermuda, in January 1998. None of these sales affected the contractual rights and obligations of any of the parties under the assumption and indemnity agreements.

TAX ALLOCATION AGREEMENT

  In conjunction with the Offering, XFSI, Talegen, and CFI will enter into a Tax Allocation and Indemnification Agreement (the "Tax Agreement") which sets forth each party's rights and obligations with respect to certain tax matters.

  Effective as of the date the Offering is completed (the "Closing Date"), the Tax Agreement terminates any tax agreement to which CFI or any of its subsidiaries, on the one hand, and Talegen or any of its subsidiaries (other than CFI and its subsidiaries), on the other hand, were a party to at any time at or before the Closing Date, including the existing tax agreement between Talegen and CFI and its subsidiaries. The Tax Agreement also extinguishes any and all intercompany liabilities that exist immediately before the Closing Date with respect to taxes between CFI and any of its subsidiaries, on the one hand, and Talegen and any of its subsidiaries (other than CFI and its subsidiaries), on the other hand. CFI and each of its subsidiaries will also execute tax releases that eliminate any and all intercompany tax agreements and obligations existing at any time at or before the Closing Date between CFI and any of its subsidiaries, on the one hand, and Xerox, XFSI, Talegen and any of their subsidiaries (other than CFI and its subsidiaries), on the other hand.

  The Tax Agreement addresses each party's responsibility for filing tax returns and for payment of taxes through the Closing Date. For tax periods through the Closing Date (1997 and part of 1998), CFI and its subsidiaries will be included in the Xerox consolidated federal income tax return, and Xerox will be responsible for paying taxes shown to be due in that return. Under the Tax Agreement, tax sharing payments are to be made between CFI and XFSI in respect of federal income taxes for 1997 and for 1998 through the Closing Date.

  The federal tax sharing calculations will be done on a pro forma basis as though CFI and its subsidiaries filed a consolidated federal income tax return apart from Xerox and its other subsidiaries, but taking into account certain pro forma adjustments. The most significant pro forma adjustment is the elimination from the calculation of the taxable income of CFI and its subsidiaries of the income from cancellation of the lease on, and from the intercompany sale of, the Xerox training facility located in Virginia. If the pro forma taxable income calculations result in taxable income for CFI and its subsidiaries for the respective tax period, the applicable regular tax and alternative minimum tax is calculated and the larger amount of the two is paid by CFI to XFSI. If the calculation results in a loss, CFI is paid the actual tax benefit realized from the loss by the Xerox affiliated group in the Xerox consolidated federal income tax return as originally filed for the applicable tax period.

  CFI and its subsidiaries will be responsible for filing all tax returns (other than federal income tax returns) that include CFI and/or any of its subsidiaries. CFI will be responsible for paying the taxes shown as due in those returns.

  For taxable periods after the Closing Date, where permitted by law, CFI and its subsidiaries must elect to carry forward any net operating loss, net capital loss, credit or other item that would, absent such election, be carried back to a pre-closing taxable year of CFI and its subsidiaries in which CFI and its subsidiaries participated in the filing of a consolidated or combined tax return with Xerox or one of its other subsidiaries.


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

  In accordance with the Tax Agreement, XFSI will indemnify, on an after-tax basis, CFI and its subsidiaries against all tax liabilities for all taxable periods through December 31, 1997, except:

    (A) for federal tax sharing payments (described above) and for taxes paid by CFI and its subsidiaries in connection with originally filed tax returns for those periods;

    (B) to the extent of an amount equal to taxes accrued as a current liability in the GAAP financial statements as of December 31, 1997 of CFI and its subsidiaries, (i) as reduced by an amount equal to the lesser of any current federal income taxes accrued for the 1997 taxable year or the federal tax sharing payments that are made with respect to the 1997 taxable year, and (ii) as reduced by an amount equal to the lesser of all current taxes (other than current federal income taxes) accrued for the 1997 taxable year in such financial statements or the amount of any tax payments made with originally filed non-federal income tax returns filed with respect to the 1997 taxable year; and

    (C) to the extent that any such tax liability is attributable to an adjustment that results in an increase in the taxable income of CFI or its subsidiaries for any taxable periods through December 31, 1997 and a related decrease in the taxable income of CFI or its subsidiaries in a taxable period beginning on or after January 1, 1998.

  The XFSI indemnification also covers any assessment against CFI or its subsidiaries for joint and several liability for taxes in respect of any other member of the Xerox affiliated group of companies pursuant to federal, state, local or foreign law.

  XFSI and Talegen will be entitled to any overpayment, refund or credit of taxes related to CFI and its subsidiaries for tax periods through December 31, 1997. Included therein are the benefits attributable to certain uncollectible reinsurance deductions for the 1990 through 1994 taxable years; these benefits are payable to XFSI and Talegen even if realized in taxable years subsequent to 1994.

  CFI and its subsidiaries agree to cooperate with XFSI on all tax matters (such as tax audits or examinations) as well as retaining all necessary records related to all periods ending on or before the Closing Date. Such cooperation includes providing reasonable requested assistance, documents and other information without charge.

LOANS TO AFFILIATES

  XFSI issued two intercompany promissory notes (individually a "Note," and together the "Notes"), guaranteed by Xerox, in an aggregate principal amount of $182 million on December 31, 1992. One Note, in the principal amount of $82 million, was issued to Talegen and subsequently assigned by Talegen to North River on December 31, 1992. The second Note, in the principal amount of $100 million, was issued to Talegen and subsequently assigned by Talegen to U.S. Fire pursuant to a Capital Contribution Agreement between XFSI, Talegen and U.S. Fire. The Notes mature on the earlier of June 30, 1998 and the date of sale of more than 50% of the stock of the Company and bear a variable interest rate approximately equal to the "A" corporate bond rate, reset annually. At December 31, 1997, the Notes carried an interest rate of 6.26%. Contemporaneously with the Offering, the Notes will be repaid by XFSI.

LOANS FROM AFFILIATES

  On November 27, 1996, the Company borrowed $115 million from Talegen in exchange for an unsecured promissory note in that amount. Interest on the promissory note is payable quarterly in arrears at a fixed rate of 7.4% per annum and the principal is due on November 27, 2006. The proceeds received for the promissory note were used to repay the previously outstanding bank debt. Contemporaneously with the Offering, the promissory note will be repaid by CFI.

INTERCOMPANY SERVICE AGREEMENTS

  Since January 1993, the Company has received various services from Talegen and its affiliates under several general service agreements (together the "Service Agreements") between Talegen and the Insurance Companies. The Service Agreements were renegotiated in 1993 as part of the Talegen Restructuring.

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

  The services provided by Talegen to the Insurance Companies include, but are not limited to, the following: corporate communications and public relations policies, actuarial, audit, executive, legal, personnel, benefits and benefit plans, accounting, tax and other financial services other than investment management services, which are specifically excluded. Management fees incurred by the Insurance Companies under these agreements for 1994, 1995 and 1996 and for the nine months ended September 30, 1997 were approximately $8 million, $8 million, $9 million and $6 million, respectively. In connection with the Offering, these service agreements will be discontinued.

  From April 1995 through February 1997, Apprise Corp. ("Apprise"), a subsidiary of Talegen, and U.S. Fire were party to a series of Information Services Agreements pursuant to which Apprise provided U.S. Fire with certain data processing, data communications, systems maintenance, payroll, management and administrative and related services, in addition to consulting, software development and/or licensing services. On January 1, 1996, Apprise assigned all of its rights and obligations associated with the Information Services Agreement to Infocus Employee Services, Inc. ("Infocus"), a subsidiary of Talegen, to the extent that such rights relate to the provision of information services associated with the administration of U.S. Fire's employee benefit plans and payroll system. Apprise retained its rights and obligations under the Information Services Agreement that do not relate to those assigned to Infocus on January 1, 1996. Apprise fees incurred for each of the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997 excluding amounts related to the administration of U.S. Fire's employee benefit plans and payroll system, were approximately $26 million, $32 million, $34 million and $23 million, respectively. Fees incurred by U.S. Fire for the administration of its employee benefit plans and payroll system by Apprise and Infocus were $1 million, $2 million, $2 million and $1 million for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997.

  On March 1, 1997, Andersen Consulting LLP acquired certain assets of Apprise and entered into a five- year information technology service agreement with U.S. Fire. The agreement contains a buyout provision allowing for the cancellation of the agreement with penalties. The Company intends to continue its relationship with Andersen Consulting LLP after the consummation of the Offering.

  Since 1985, the Insurance Companies' asbestos, environmental and other latent exposure claims have been serviced and processed by Envision, a separate service company that is a subsidiary of TRG and a former subsidiary of Talegen. Fees paid to Envision for each of the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997 were $4 million, $4 million, $5 million and $4 million, respectively. The Company intends to continue its relationship with Envision after the consummation of the Offering.

  With respect to the management of recoveries due from reinsurers, the Insurance Companies operate under service agreements with certain subsidiaries of TRG (IIC and RRSC). In October 1997, XFSI sold its interests in TRG to third-parties. Employees of these entities assist in the identification of potential collection problems, provide collection services and aid in the management of the more complicated cases. Fees paid to these entities for 1994, 1995, 1996 and the nine months ended September 30, 1997 were approximately $3 million, $4 million, $2 million and $1 million, respectively. The Company intends to continue its relationships with these entities after the consummation of the Offering.

XEROX TRAINING FACILITY

  The Company currently owns a 70% interest in a Xerox training facility located in Virginia. The remaining 30% ownership interest is owned by Xerox Realty Corporation, Talegen, on behalf of the Company and the other owners, entered into an operating lease dated December 1, 1985 with XFSI (the "Lease") with respect to the training facility. The Lease will be assigned by XFSI to Xerox. The initial term of the Lease expires on November 30, 2010 and will be renewable at the option of Xerox. Rental income recorded by the Company under the terms of the Lease amounted to $13 million in each of the three years ended December 1994, 1995 and 1996 and $9 million in the nine months ended September 30, 1997. Contemporaneously with the Offering, the Company's interest in the training facility will be sold for cash to Xerox Realty Corporation and the lease will be terminated and a cash payment for such termination will be made to the Company by Xerox.

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

LEASE AGREEMENTS

  In 1997, the Company assumed the lease agreement (the "Agreement") for the Company's home office in Morris County, New Jersey from Talegen Properties, Inc. Pursuant to this Agreement, the Company leases 201,887 square feet for an initial term expiring November 2009. Rent payments for this lease totaled $3.6 million for the nine months ended September 30, 1997, of which $1.9 million was recorded as rent expense by the Company and the remainder was subsidized by Talegen. The Company subleases 33,795 square feet to several subtenants including Envision, which occupies 27,723 square feet through March 2001. Total annual sublease income, excluding amounts applicable to operating expenses, is $.7 million. Contemporaneous with the Offering, the subsidy provided by Talegen will be discontinued and the Company will record a liability of $27 million, which represents unfavorable lease payments for the remaining term of the lease. See "Capitalization."

INVESTMENT SERVICES AGREEMENTS

  The Company received investment services from First Quadrant Corp. ("First Quadrant") pursuant to an Investment Services Agreement between First Quadrant and North River dated January 1, 1993 and an Investment Services Agreement between First Quadrant and the Company dated August 1, 1995 (together the "Investment Services Agreements"). First Quadrant was owned by Talegen until 1996. In August 1995, the assets of First Quadrant's insurance investment services unit were sold to American Re Asset Management, Inc. ("ARAM"), an unaffiliated company. Since then, the Company has received investment services from ARAM under the Investment Services Agreements. Service fees incurred under the Investment Services Agreements in 1994, 1995, 1996 and the nine months ended September 30, 1997 were approximately $6 million, $7 million, $7 million and $6 million, respectively. The Company intends to continue its relationship with ARAM following consummation of the Offering, however, fees paid to ARAM under the Investment Services Agreements will be reduced.

CERTAIN REINSURANCE AGREEMENTS

  Pursuant to a Reinsurance Agreement effective December 31, 1992 (the "Reinsurance Agreement"), Ridge Re, a special purpose Bermuda Reinsurer which is a wholly owned subsidiary of XFSI, provides aggregate excess of loss reinsurance to the Insurance Companies. Under the Reinsurance Agreement, and subject to stated limits, Ridge Re will reimburse the Company for 85% of any and all ultimate net losses in excess of the contractual retention amount. Ridge Re's obligations under the Reinsurance Agreement are guaranteed by XFSI. Coverage is provided for losses and loss expenses incurred and uncollectible reinsurance for losses occurring on accident years 1992 and prior, net of all salvage, subrogation and other recoverables. The coverage totals $234 million, which is net of 15% coinsurance. A premium amount of $110 million, which is being paid over a 10-year period by XFSI and guaranteed by Xerox, was ceded by the Company to Ridge Re as consideration for the risk assumed by Ridge Re. Subject to certain commutation provisions, this coverage remains in effect until all 1992 and prior accident year claims are paid. The Company made no cessions to Ridge Re in 1993 and 1996. The Company made $5 million and $229 million in cessions to Ridge Re in 1994 and 1995, respectively. As of December 31, 1995, the Company received letters of credit from Ridge Re on the cumulative amount ceded. At September 30, 1997, the Company had reinsurance recoverables of $234 million due from Ridge Re.

  In connection with the Talegen Restructuring, the Insurance Companies entered into a series of Assumption and Indemnity Reinsurance Agreements with certain other Talegen Insurance Companies. These agreements, each effective January 1, 1993, provided for the 100% quota share reinsurance of the subject business and also required the assuming companies to pursue novation of the subject business to provide for a complete transfer of the business and the replacement of the ceding companies as the insurers on the subject policies. The Insurance Companies are, on the various agreements, assuming and ceding companies. The purpose of these agreements was to facilitate the establishment of legally and operationally distinct operating groups within the Talegen insurance operations. Accordingly, the business transferred under the agreements (substantially all of which related to policies written on or prior to December 31, 1992) is from companies that had originally written the business on a direct basis to those companies that would be continuing to write that type of business under the restructured Talegen operations. Certain discontinued books of business were also transferred (to IIC) under these agreements. Under these assumption reinsurance agreements, the premiums paid and other asset transfers and contributions made as part of the Talegen Restructuring were determined on the basis of the capital required to support each company's business following the reinsurance transactions.

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

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description relating to the capital stock of CFI, while complete in all material respects, does not purport to be complete. Reference is made to the Certificate of Incorporation for a detailed description of the capital stock of CFI.

GENERAL

  The Certificate of Incorporation authorizes CFI to issue     shares of
capital stock, of which    shares are designated as Common Stock and
shares are designated as Preferred Stock. Upon issuance of shares of Common Stock pursuant to the Offering, all such shares will be fully paid and non-assessable. Prior to the closing of the Offering, Talegen owned all of the outstanding shares of capital stock of CFI.

COMMON STOCK

  Holders of record of Common Stock are entitled to one vote for each share held of record and do not have any preemptive, conversion or other rights to subscribe for additional shares of Common Stock or any other securities of CFI. There are no cumulative voting rights. Consequently, the holder or holders of record of more than 50% of the outstanding shares of Common Stock can elect all of CFI's directors. Holders of record of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy" and "Business-- Regulation--Regulation of Dividends and Other Payments from Insurance Subsidiaries." On liquidation, dissolution or winding up of CFI, the holders of Common Stock are entitled to receive pro rata the net assets of CFI remaining after the payment of all creditors and liquidation preferences, if any. All issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

PREFERRED STOCK

  CFI's Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of million shares of Preferred Stock in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such Preferred Stock. Thus, any series may, if so determined by the Board of Directors, have full voting rights with the Common Stock or superior or limited voting rights, be convertible into Common Stock or another security of the Company, and have such other relative rights, preferences and limitations as the Company's Board of Directors shall determine. As a result, any class or series of Preferred Stock could have rights which would adversely affect the rights of the holders of the Common Stock. The shares of any class or series of Preferred Stock need not be identical. The issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of CFI. As of the date of this Prospectus, no shares of Preferred Stock were outstanding, and CFI has no present plan to issue any Preferred Stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  CFI's Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of CFI's Board of Directors and in the policies formulated by the Board and to delay, defer or prevent a change in control of CFI if the Board determines that such a change in control is not in the best interest of CFI, its shareholders and other constituencies. These provisions could have the effect of discouraging certain attempts to acquire CFI or remove incumbent management even if some or a majority of CFI shareholders deemed such an attempt to be in its best interest. In addition to these provisions, the regulatory restrictions on acquisitions of securities of CFI may also deter

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

attempts to effect, or prevent the consummation of, a change in control of CFI. See "Risk Factors--Anti-Takeover Effects" and "Business--Regulation-- Insurance Regulation Concerning Change or Acquisition of Control."

  Pursuant to the Certificate of Incorporation and By-laws, the Board of Directors of CFI will be divided into three classes serving staggered three-year terms, subject to the rights of the holders of shares of any class or series of Preferred Stock. In addition, the Certificate of Incorporation and By-laws of CFI limit the ability of shareholders to call special meetings of shareholders by requiring that any such special meeting be called only by holders of a majority of the outstanding shares of Common Stock upon not less than 60 days notice.

  CFI's Certificate of Incorporation provides that no director of CFI shall be liable to CFI or its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by Delaware General Corporation Law. This provision does not prevent shareholders from obtaining injunctive or other equitable relief against directors nor does it shield directors from liability under Federal or state securities laws. In addition, the Certificate of Incorporation provides that CFI shall, to the maximum extent permitted by law, indemnify any person by reason of the fact that he is or was or has agreed to be a director or officer of CFI or while a director or officer of CFI is or was serving at the request of CFI as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, subject to such person having met the standards for conduct required for such indemnification under Delaware law.

DELAWARE ANTI-TAKEOVER LAW

  Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (CFI has made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or
(iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder", transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock.

TRANSFER AGENT

  The transfer agent and registrar for CFI's Common Stock is              .

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

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately following the completion of the Offering, Talegen will own
   shares of Common Stock, or approximately   % of the shares outstanding
(assuming the U.S. Underwriters' over-allotment option is not exercised). Talegen intends to sell such shares in the future at such times and on such terms as it shall determine to be advantageous to it. Prior to the Offering there has been no market for the Common Stock of the Company. The Company can make no predictions as the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market could adversely affect the market price of the common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

  Upon completion of the Offering, the Company will have a total of     shares
of Common Stock outstanding. Of these shares, the     shares of Common Stock
sold in the Offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale
limitations of Rule 144. The remaining     shares of Common Stock outstanding
will be "restricted securities" as the term is defined by Rule 144 under the Securities Act. The Company has granted to Talegen demand and piggyback registration rights with respect to its shares of Common Stock. See "Certain Transactions--Registration Rights."

  The Company, the Selling Stockholder and Xerox have entered into "lock-up" agreements with the Underwriters, providing that they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities are either currently owned by such person or are thereafter acquired from the Company) or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transaction described in clause
(i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days (90 days in the case of Xerox and the Selling Stockholder) after the date of the Prospectus without the prior written consent of Morgan Stanley on behalf of the Underwriters.

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

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                             FOR NON-U.S. HOLDERS

GENERAL

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, the term "Non-U.S. Holder" is defined as any person that, for United States federal income tax purposes, qualifies as: (i) a foreign corporation; (ii) a non-resident alien individual; or (iii) a foreign partnership or a foreign estate or trust (as such terms are defined in the Code). This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances, or to certain types of Non-U.S. Holders which may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax exempt organizations, financial institutions and broker-dealers). Furthermore, this discussion is based on current provisions of the Code, existing and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly with retroactive effect. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for (i) at least 31 days in the current calendar year and (ii) for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for the purposes of such 183 days all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). U.S. resident aliens are subject to U.S. federal income taxation as if they were U.S. citizens.

DIVIDENDS

  In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to United States withholding tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident, unless (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and the Non-U.S. Holder provides the payor with proper documentation or (ii) if a tax treaty applies, the dividends are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder. Certain certification and disclosure requirements must by complied with in order to be exempt from withholding under the effectively connected income exemption or to claim the benefit of an applicable tax treaty rate. Specifically, a Non-U.S. Holder generally will have to file with the Company or its dividend paying agent certain forms (including, currently, a Form 4224 (in the case of effectively connected income) or Form 1001 (in the case of treaty benefits) and for dividend payments made after December 31, 1998, subject to certain transition rules, a Form W-8 unless, in the case of dividend payments made outside the United States with respect to an offshore account, certain documentary evidence procedures are complied with by the paying agent either directly or through an intermediary) and may also have to file an exemption or reduced treaty rate certificate or letter in accordance with the terms of an applicable treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to a United States permanent establishment, are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current United States Treasury regulations (which, subject to certain transition rules, shall remain in effect with respect to dividend payments made before January 1, 1999), dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, in the case of dividends paid after December 31, 1998, a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, unless certain certification procedures are complied with, directly or through an intermediary (or, in the case of payments made outside the United States with respect to an offshore account, the payor does not have actual knowledge that the payee is a United States Person).

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) (a) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, or (b) if an income tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to United States expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period such Non-U.S. Holder held the Common Stock. If the Company were, or to become, a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder that did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax so long as the Common Stock is "regularly traded" on an established securities market within the meaning of applicable United States Treasury regulations. The Company believes that it has not been, is not currently, and does not anticipate becoming, a USRPHC for United States federal income tax purposes.

  If a Non-U.S. Holder who is an individual falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale under applicable graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident alien of the United States). Thus, individual Non-U.S. Holders who have spent (or expect to spend) more than a de minimis period of time in the United States in the taxable year to which they contemplate a sale of Common Stock are urged to consult their tax advisors prior to the sale in order to determine the likely U.S. tax consequences of such sale.

  If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

  Common Stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident (as defined for United States federal estate tax purposes) at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Under United States Treasury regulations, the Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

  United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments made to persons that fail to furnish certain information in accordance with the United States information reporting requirements) generally will not apply to (i) dividends paid to Non-U.S. Holders that are already subject to the 30% withholding discussed above or (ii) under current United States Treasury regulations, dividends paid before January 1, 1999 to a Non-U.S. Holder at an address outside of the United States. However, in the case of dividends paid after December 31, 1998, a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures are complied with, directly or through an intermediary (or, in the case of payments made outside the United States with respect to an offshore account, the payor does not have actual knowledge that the payee is a United States person.

  Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

  In general, backup withholding and information reporting will not apply to a payment of the gross proceeds of a sale of Common Stock effected at a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, (i) a U.S. person, (ii) a controlled foreign corporation,
(iii) a foreign person, 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, or (iv) for payments made after December 31, 1998, a foreign partnership with certain U.S. connections, such payments will not be subject to backup withholding but will be subject to information reporting, unless (a) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (b) the beneficial owner otherwise establishes an exemption (for example, by providing the foreign broker that effected the sale with a Form W-8). However, backup withholding will apply to such payments if the foreign broker has actual knowledge that the payee is a United States person and such payee has not provided all necessary information to the broker for purposes of the information reporting requirements. Given the complexity of the information reporting and backup withholding rules, as well as the existence of two separate sets of United States Treasury regulations (either of which may apply, depending upon the date a particular payment is made), Non-U.S. Holders should consult their tax advisors regarding the application of such rules to their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

  Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (for example, by providing the U.S. broker that effected the sale with a Form W-8), or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the Service.

                                 UNDERWRITERS

  Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, CIBC Oppenheimer Corp., Goldman, Sachs & Co. and Smith Barney Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, CIBC Oppenheimer LTD, Goldman Sachs International and Smith Barney Inc. are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                       NUMBER
                  NAME                                                OF SHARES
                  ----                                                ---------
     U.S. Underwriters:
      Morgan Stanley & Co. Incorporated..............................
      CIBC Oppenheimer Corp. ........................................
      Goldman, Sachs & Co. ..........................................
      Smith Barney Inc...............................................
                                                                        ----
       Subtotal......................................................
                                                                        ----
     International Underwriters:
      Morgan Stanley & Co. International Limited.....................
      CIBC Oppenheimer LTD...........................................
      Goldman Sachs International....................................
      Smith Barney Inc...............................................
                                                                        ----
       Subtotal......................................................
                                                                        ----
       Total.........................................................
                                                                        ====

  The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those shares covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares (as defined herein) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares within the United States or Canada or to a United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and
(ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

  Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date from the sale of the Shares to the International Underwriters, will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to, or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to, or for the account of any resident thereof, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in
excess of $     a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an
aggregate of     additional shares of Common Stock at the public offering
price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all the U.S. Underwriters in the preceding table.

  The Underwriters have informed the Selling Stockholder that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Common Stock offered by them.

  Application has been made to have the Common Stock approved for listing on
    under the symbol "   ."

  The Company, the Selling Stockholder and Xerox have agreed that they will not, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities are either currently owned by such person or are thereafter acquired from the Company) or (b) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days (90 days in the case of the Selling Stockholder and Xerox) after the date of the Prospectus without the prior written consent of Morgan Stanley on behalf of the Underwriters, other than (i) the sale to the Underwriters of the shares of Common Stock offered hereby and (ii) the issuance by the Company of options to purchase Common Stock under existing benefit plans of the Company and (iii) the issuance by the Company of shares of Common Stock upon the exercise of an option sold or granted pursuant to existing benefit plans of the Company that are outstanding on the date of the Prospectus.

  In order to facilitate the Offerings of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company, the Selling Stockholder, Xerox Corporation and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  At the request of CFI, the Underwriters are reserving up to      shares of
Common Stock (the "Reserved Shares") offered in the U.S. Offering for sales to employees, officers and directors of the Company and certain Custom Agents (the "Directed Share Program"). The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such Reserved Shares. Any Reserved Shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares of Common Stock offered hereby.

PRICING OF THE OFFERING

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Selling Stockholder and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial condition and future prospects, the experience of its management, the economics of the industry in general, the general condition of the equity securities market and the market prices of similar securities of companies considered comparable to the Company and such other factors as may be deemed relevant. There can be no assurance that a regular trading market for the shares of Common Stock will develop after the Offering or, if developed, that a public trading market can be sustained. There can be no assurance that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it is issued by the Underwriters in the Offering.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York and for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. has represented Talegen, its subsidiaries (including the Company) and affiliates in connection with various matters.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules of the Company and its subsidiaries, as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included herein and elsewhere in the Registration Statement, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing herein and elsewhere in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part and which term shall encompass all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act of 1933 (the "Securities Act") with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

  Upon completion of the Offering, the Company will be subject to the information and reporting requirements of the Exchange Act and in accordance therewith, will be required to file reports, proxy statements and other information with the Commission. The Registration Statement, reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                     GLOSSARY OF SELECTED INSURANCE TERMS

Accident year................  The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, recorded or paid.

Admitted assets..............  Assets of an insurer permitted by a state to be taken into account in determining the insurer's financial condition for statutory purposes.

Admitted insurer.............  A company authorized to transact insurance business within a state whether as licensed insurer or on a surplus lines basis.

Alternative market...........  The segment of the insurance market which has developed in response to volatility in cost and availability of traditional commercial insurance coverage and consists of various risk financing mechanisms, including self insurance, captive insurance companies, risk retention groups and residual market business.

A.M. Best....................  A.M. Best Company, Inc. is a rating agency and publisher for the insurance industry.

Assigned risk pools..........  Reinsurance pools which cover risks for those unable to purchase insurance in the voluntary market because the risk is too great or rate adequacy has reduced the supply of insurance. The costs of the risks associated with these pools are charged back to insurance carriers in proportion to their direct writings.

Assume.......................  To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.

Assumed reinsurance..........  Insurance liabilities acquired from a ceding company through reinsurance.

Assumption reinsurance.......  A transaction whereby the ceding company transfers its entire obligation under the policy to the reinsurer, who becomes liable for all obligations under the policy, including collecting premiums and paying benefits.

Attachment point.............  The amount of losses above which excess of loss reinsurance becomes operative.

Broker.......................  One who negotiates contracts of insurance or reinsurance, receiving a commission from the insurer or reinsurer for placement and other services rendered.

Calendar year................  The calendar year in which loss events were recorded, regardless of when the losses are actually reported or paid.

Capacity.....................  The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Captive......................  A reinsurance company formed by CFI in which
                               Custom Agents that meet certain eligibility requirements invest their own capital and hold approximately 90% of the shares while CFI holds the remainder of the shares.

Case reserves................
                               Loss reserves established with respect to outstanding, individually reported claims.

Casualty insurance...........  Insurance which is primarily concerned with the losses caused by injuries to third persons
                               (i.e., not the insured) and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers' liability, workers' compensation, public liability, automobile liability, personal liability and aviation liability insurance. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance, such as fire or marine.

Catastrophe..................  A severe event triggering a claim, usually involving risks such as fire, earthquake, windstorm, explosion and other similar events.

Catastrophe loss.............  Loss and directly identified loss expenses from catastrophes.

Catastrophe reinsurance......  A form of excess of loss property reinsurance which, subject to a specified limit,
                               indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The actual reinsurance document is called a "catastrophe cover."

Cede; ceding company.........  When an insurer reinsures its liability with another insurer (a "cession"), it "cedes" business and is referred to as the "ceding company."

Claim........................  Request by an insured for indemnification by an insurance company for loss incurred from an insured peril.

Combined ratio...............  The sum of the loss and loss expense ratio, the underwriting expense ratio and the dividend ratio, each determined in accordance with GAAP or SAP, as applicable. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Commercial lines.............  The various kinds of insurance which are written for businesses.

Commutation; commuted........  An agreement providing for the payment and complete discharge of all obligations between parties to a reinsurance agreement, including future obligations.

Deductible...................  The amount of loss that an insured retains.

Direct premiums written......  The amounts charged by a primary insurer to insureds in exchange for coverages provided in accordance with the terms of an insurance contract generally excluding any assumed reinsurance premiums.

Dividend ratio...............  Relationship of policyholder dividends to net premiums earned.

Excess liability.............  Additional casualty coverage above the first layer.

Excess of loss reinsurance...
                               Reinsurance that indemnifies the reinsured against all or a specified portion of losses under reinsured policies in excess of a specified dollar amount or "retention."

Expense ratio................  See "underwriting expense ratio."

Facultative reinsurance......  The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Fidelity and surety            Insurance which guarantees performance of an
 programs....................  obligation or indemnifies for loss due to embezzlement or wrongful abstraction of money, securities or other property.

Generally accept accounting
 principles ("GAAP").........  The method of accounting used for reporting to shareholders as defined by the American
                               Institute of Certified Public Accountants or the Financial Accounting Standards Board.

Gross premiums written.......  The sum of direct premiums written and reinsurance premiums assumed during a given period.

Guaranteed cost products.....  An insurance policy where the premiums charged will not be adjusted for actual loss experience during the covered period.

Guaranty fund................  State-regulated mechanism which is financed by assessing insurers doing business in those states. Should insolvencies of an insurer occur, these funds are available to meet some or all of the insolvent insurer's obligations to policyholders.

High or large deductible       An insurance policy where the customer assumes
 policy......................  at least $25,000 or more of each loss.

Incurred but not reported
 ("IBNR") claims.............  Claims under policies that have been incurred but have not yet been reported to the insurer by the insured.

Incurred but not reported
 ("IBNR") reserves...........  Reserves for estimated losses and loss expenses which have been incurred but not yet reported to the insurer.

Indemnity reinsurance........  A transaction whereby the reinsurer agrees to indemnify the ceding company against all or part of the loss that the latter may sustain under the policies it issued that are being reinsured. The ceding company remains primarily liable as the direct insurer on all risks ceded.

Inland marine................  A broad type of insurance generally covering articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit (generally other than transoceanic) and may include policies for movable objects such as personal effects, personal property, jewelry, furs, fine arts and others.

Insurance Regulatory
 Information System ("IRIS")   Financial ratios calculated by the NAIC to
 ratios......................  assist state insurance departments in monitoring the financial condition of insurance companies.

Internal operating             All internal costs associated with acquiring
 expenses....................  and writing a policy, internal claim servicing costs which are not assigned to a specific policy and certain general and administrative costs.

Known loss costs.............
                               Loss and loss adjustment expenses commonly expected for a given type of risk based on historical and projected experience. In a highly competitive market, an underwriter may price a policy unprofitably, i.e. with an insufficient provision for known loss costs, in order to maintain or increase market share.

Leakage......................  The overpayment of a loss or loss adjustment expense as a result of less-than-optimal handling of a claim or failure to collect a payment due from responsible third party, which is determined by subsequent auditing of the claim file.

Loss.........................  An occurrence that is the basis for submission and/or payment of a claim and the costs of indemnification of such a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss and loss expense          The ratio of incurred losses and loss expenses
 ratio.......................  to net premiums earned.

Loss and loss expense          A balance sheet liability for unpaid losses and
 reserves....................  loss expenses which represents estimates of amounts needed to pay losses and expenses, including legal fees and the expense of administering the claims adjustment process, both on claims which have been reported but have not yet been resolved and on claims which have occurred but have not yet been reported.

Loss expenses................  The expenses of settling claims, including legal and other fees and the portion of
                               internal operating expenses allocated to claim settlement costs.

Loss reserves................  Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and consist of case reserves and IBNR reserves.

Losses and loss expenses.....  The sum of losses and loss expenses incurred.

Losses incurred..............  The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Losses incurred include a provision for IBNR.

Middle market................  Describes the insureds and products targeted by
                               CFI, generally mid-sized companies and standard commercial lines such as workers' compensation, multiple peril, automobile, general liability and umbrella. In most cases CFI does not compete for accounts generating annual premiums of less than $10,000, nor does CFI actively seek business from Fortune 500(R) companies.

Multiple peril policies......  Refers to policies which cover both property and third party liability exposures.

National Association of
 Insurance Commissioners
 ("NAIC")....................  An organization of the insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums earned..........  The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written that applies to expired policies after the assumption and cessation of reinsurance.

Net premiums written.........  Gross premiums written less premiums ceded to reinsurers.

Novation.....................
                               The substitution of an insurer (assuming company) for the original issuing insurer (ceding company) under an insurance policy, whereby the assuming company accepts all of the rights and liabilities of the insurer under the policy from the effective date of the novation and the ceding company is relieved of any further obligation under the novated policy.

Policyholders' surplus.......  As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be taken into account in determining the insurer's financial condition for statutory purposes. Policyholder surplus is also referred to as "statutory surplus," "surplus" or "surplus as regards policyholders" for statutory accounting purposes.

Pool.........................
                               An organization of insurers or reinsurers through which particular types of risks are underwritten with premiums, losses and expenses being shared in agreed percentages.

Premiums.....................  The amount charged during the year on policies and contracts issued, renewed or reinsured by an insurance company.

Probable maximum loss          PML is the underwriter's estimate of the
 ("PML")...                    largest loss expected to occur and is important
                               in considering reinsurance needs.

Property insurance...........
                               Insurance that provides coverage to a person with an insurable interest in tangible property for that person's property loss, damage or loss of use.

Quota share reinsurance......  Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

Rate of renewal/retention
 ratio.......................  Current period renewal accounts or policies as a percentage of the prior period accounts or policies.

Rates........................  Amounts charged per unit of insurance.

Redundancy (deficiency)......
                               Estimates in reserves change as more
                               information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the original liability estimate is greater (less) than the re-estimated liability. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

Reinsurance..................
                               The practice whereby one insurer, called the reinsurer, in consideration of a premium paid to such insurer, agrees to indemnify another insurer, called the ceding company, for part or all of the liability assumed by the ceding company under one or more policies or contracts of insurance which it has issued.

Reinsurance agreement........  A contract specifying the terms of a reinsurance transaction.

Reserves or loss reserves....  Estimated liabilities established by an insurer to reflect the estimated costs of claims payments that the insurer will ultimately be required to pay with respect to insurance it has written.

Residual market (involuntary   Insurance market which provides coverage for
 business)...................  risks unable to purchase insurance in the voluntary market either because the risk is too great or rate inadequacy has reduced the supply of insurance. Residual markets are frequently created by state legislation either because of lack of available coverage such as property coverage in a windstorm prone area or protection of the accident victim as in the case of workers' compensation. The costs of the residual market are usually charged back to the direct insurance carriers in proportion to the carriers' voluntary market shares for the type of coverage involved.

Retention....................  The amount of exposure an insurance company retains on any one risk or group of risks.

Retrospective premiums.......  Premiums related to retrospectively rated policies.

Retrospective rating.........  A plan or method which permits adjustment of the final premium or commission on the basis of actual loss experience, subject to certain minimum and maximum limits.

Risk-based capital ("RBC")...  A measure adopted by the NAIC for assessing the minimum statutory capital requirements of insurers.

Risk retention...............  The amount or portion of a risk an insurer retains for its own account after ceded
                               reinsurance. Losses above the stated retention level are collectible from the reinsurer. The retention level may be stated as a percentage or dollar amount.

Salvage......................  The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.

Second injury fund...........  The purpose of a second injury fund is to encourage employers to hire and retain workers who have pre-existing physical impairments and to provide economic relief to such employers should a second injury occur. The cost is shared by the insurance industry, funded through assessments to insurance companies based on either premiums or losses.

Servicing carrier............  An insurance company that provides, for a fee, various services including policy issuance, claims adjusting and customer service for insureds in a reinsurance pool.

Standard & Poor's............
                               Standard & Poor's Ratings Group is a rating agency and publisher for the business and corporate industry. It is a division of McGraw-Hill Companies, Inc.

Standard policy forms........  Self-contained pre-printed policy language used when a large number of insureds face similar loss exposures.

Statutory accounting
 practices ("SAP")...........  The accounting principles required by statute, regulation, or rule, or permitted by specific approval by the insurance department in the company's state of domicile for recording transactions and preparing financial statements.

Statutory surplus............  As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. This sum is regarded as financial protection to policyholders in the event an insurance company suffers unexpected or catastrophic losses.

Structured settlements.......  Periodic payments to an injured person or survivor for a determined number of years or for life, typically in settlement of a claim under a liability policy.

Subrogation..................  A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to recover the amount of the loss from another who is legally liable for it.

Third party liability........  A liability owed to a claimant (or "third party") who is not one of the two parties to the insurance contract. Insured liability claims are referred to as third party claims.

Treaty reinsurance...........  The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a "treaty") between a ceding company and a reinsurer. Typically, in treaty reinsurance, the ceding company is obligated to cede, and the reinsurer is obligated to accept, specific risks originally underwritten by the ceding company.

Umbrella coverage............  A form of insurance protection against losses in excess of amounts covered by other liability insurance policies or amounts not covered by the usual liability policies.

Unassigned funds (surplus)...  The undistributed and unappropriated amount of policyholder surplus.

Underwriter..................  An individual who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting.................  The insurer's or reinsurer's process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of such coverage.

Underwriting expense ratio...
                               The ratio of underwriting, acquisition and other insurance expenses incurred to net premiums earned. (For statutory purposes, the ratio of underwriting expenses incurred to net premiums written.)

Underwriting expenses........  All costs associated with acquiring and servicing business, including commissions, premium taxes, general and administrative expenses.

Underwriting profit or
 underwriting loss results...  The pre-tax profit or loss experienced by a property and casualty insurance company after deducting loss and loss adjustment expenses, underwriting expenses and policyholder dividends from net earned premiums. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unearned premium.............  The portion of premiums written that is allocable to the unexpired portion of the policy term.

Voluntary market.............
                               The market in which a person seeking insurance obtains coverage without the assistance of residual market mechanisms.

Workers' compensation........  A system (established under state laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors for Crum & Forster Holdings, Inc..........   F-2
Consolidated Balance Sheets of Crum & Forster Holdings, Inc. as of
 December 31, 1995 and December 31, 1996.................................   F-3
Consolidated Statements of Operations of Crum & Forster, Holdings, Inc.
 for the years ended December 31, 1994, December 31, 1995, and December
 31, 1996................................................................   F-4
Consolidated Statements of Shareholder's Equity of Crum & Forster
 Holdings, Inc. for the years ended December 31, 1994, December 31, 1995,
 and December 31, 1996...................................................   F-5
Consolidated Statements of Cash Flows of Crum & Forster Holdings, Inc.
 for the years ended December 31, 1994, December 31, 1995, and December
 31, 1996................................................................   F-6
Notes to Consolidated Financial Statements...............................   F-7
Consolidated Balance Sheet of Crum & Forster Holdings, Inc. as of
 September 30, 1997 (unaudited)..........................................  F-25
Consolidated Statements of Operations of Crum & Forster Holdings, Inc.
 for the nine month periods ended September 30, 1996 and September 30,
 1997 (unaudited)........................................................  F-26
Consolidated Statement of Shareholder's Equity of Crum & Forster
 Holdings, Inc. for the nine month period ended September 30, 1997
 (unaudited).............................................................  F-27
Consolidated Statements of Cash Flows of Crum & Forster Holdings, Inc.
 for the nine month periods ended September 30, 1996 and September 30,
 1997(unaudited).........................................................  F-28
Notes to Interim Financial Statements (unaudited)........................  F-29

                         INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Shareholder of Crum & Forster Holdings, Inc.:

  We have audited the accompanying consolidated balance sheets of Crum & Forster Holdings, Inc., and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Crum & Forster Holdings, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                      /s/ KPMG Peat Marwick LLP
                                          KPMG Peat Marwick LLP

Short Hills, New Jersey
January 14, 1997

                         CRUM & FORSTER HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                                 1995    1996
                                                                ------  ------
                            ASSETS
Investments:
  Fixed maturities, at fair value (amortized cost: 1995 --
    $237; 1996 -- $1,079)...................................... $  236  $1,090
  Short-term investments, at amortized cost which approximates
   fair value..................................................  2,612   1,907
                                                                ------  ------
    Total investments..........................................  2,848   2,997
Cash...........................................................      3       1
Accrued investment income......................................     29      20
Receivables:
  Premiums (net of reserve for uncollectible receivables:
   1995 -- $15; 1996 -- $17)...................................    369     366
  Other........................................................     32      20
Reinsurance recoverables.......................................  1,156   1,076
Prepaid reinsurance premiums...................................     42      41
Current income taxes receivable................................      3      27
Deferred policy acquisition costs..............................     98      92
Deferred income taxes..........................................    213     228
Buildings and equipment........................................     54      55
Due from affiliates............................................    187     184
Cost of acquired business in excess of net assets..............    157     --
Other assets...................................................     56      77
                                                                ------  ------
    Total assets............................................... $5,247  $5,184
                                                                ======  ======
             LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Unpaid losses and loss expenses.............................. $3,240  $3,417
  Unearned premiums............................................    447     444
  Debt.........................................................    132     115
  Dividends to policyholders...................................     11      15
  Accounts payable and accrued liabilities.....................    204     158
                                                                ------  ------
    Total liabilities..........................................  4,034   4,149
                                                                ------  ------
Shareholder's equity:
  Common stock and additional paid-in capital (includes $1 par value common stock, 1,000 shares authorized, issued and
   outstanding)................................................  1,050   1,105
  Retained earnings (accumulated deficit)......................    164     (77)
  Net unrealized (losses) gains on investment securities.......     (1)      7
                                                                ------  ------
    Total shareholder's equity.................................  1,213   1,035
                                                                ------  ------
    Total liabilities and shareholder's equity................. $5,247  $5,184
                                                                ======  ======

          See accompanying notes to consolidated financial statements.

                         CRUM & FORSTER HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                                         1994    1995    1996
                                                        ------  ------  ------
Revenues:
  Net premiums earned.................................. $  854  $  930  $  959
  Net investment income................................    134     158     171
  Net realized investment gains........................     11      48       2
  Other income.........................................     15      15      10
                                                        ------  ------  ------
    Total revenues.....................................  1,014   1,151   1,142
                                                        ------  ------  ------
Losses and expenses:
  Losses and loss expenses.............................    605     767     928
  Underwriting, acquisition and other insurance ex-
   penses..............................................    312     307     325
  Dividends to policyholders...........................     (4)      6      11
  Interest expense.....................................      1      10       8
  Goodwill write-off...................................    --      --      151
  Other expenses.......................................      7      13      10
                                                        ------  ------  ------
    Total losses and expenses..........................    921   1,103   1,433
                                                        ------  ------  ------
    Earnings (loss) from operations before income tax-
     es................................................     93      48    (291)
Income tax provision (benefit).........................     23     (17)    (47)
                                                        ------  ------  ------
    Net earnings (loss)................................ $   70  $   65  $ (244)
                                                        ======  ======  ======


          See accompanying notes to consolidated financial statements.

                         CRUM & FORSTER HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                 1994    1995    1996
                                ------  ------  ------
Common stock and additional
 paid-in capital:
  Balance at beginning of
   year.......................  $1,038  $1,050  $1,050
  Capital adjustments.........       9     --      --
  Capital contribution........       3     --       55
                                ------  ------  ------
    Balance at end of year....   1,050   1,050   1,105
                                ------  ------  ------
Retained earnings (accumulated
 deficit):
  Balance at beginning of
   year.......................     232     121     164
  Net earnings (loss).........      70      65    (244)
  Dividends to shareholder....    (179)    (21)    --
  Minimum pension liability
   adjustment.................      (2)     (1)      3
                                ------  ------  ------
    Balance at end of year....     121     164     (77)
                                ------  ------  ------
Net unrealized (losses) gains
 on investment securities:
  Balance at beginning of
   year.......................       3    (115)     (1)
  Change in unrealized
   (losses) gains.............    (120)    114      12
  Change in deferred income
   taxes......................       2     --       (4)
                                ------  ------  ------
    Balance at end of year....    (115)     (1)      7
                                ------  ------  ------
Cumulative translation
 adjustments:
  Balance at beginning of
   year.......................      (5)     (5)    --
  Change in translation
   adjustments, net...........     --        5     --
                                ------  ------  ------
    Balance at end of year....      (5)    --      --
                                ------  ------  ------
      Total shareholder's
       equity.................  $1,051  $1,213  $1,035
                                ======  ======  ======


          See accompanying notes to consolidated financial statements.

                         CRUM & FORSTER HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                                      1994     1995     1996
                                                     -------  -------  -------
Cash flows from operating activities:
  Net earnings (loss)............................... $    70  $    65  $  (244)
                                                     -------  -------  -------
  Adjustments to reconcile net earnings (loss) to
   cash flows from operating activities:
    Net realized investment gains...................     (11)     (48)      (2)
    Depreciation and amortization...................      31       32       24
    Goodwill write-off..............................     --       --       151
    Changes in:
      Unpaid losses and loss expenses...............    (201)     292      177
      Unearned premiums.............................      19       40       (3)
      Other liabilities.............................     (49)      29      (42)
      Underwriting assets...........................     115     (245)      87
      Deferred policy acquisition costs.............      (5)     (14)       6
    Income tax provision (benefit)..................      23      (17)     (47)
    Receipts for income taxes.......................     202        5        4
    Other...........................................      (3)      (1)       5
                                                     -------  -------  -------
        Total adjustments...........................     121       73      360
                                                     -------  -------  -------
        Net cash provided from operating
         activities.................................     191      138      116
                                                     -------  -------  -------
Cash flows from investing activities:
  Cash used for the purchase of fixed maturities and
   equity securities................................  (1,012)    (424)  (1,083)
  Proceeds from sale or maturity of fixed maturities
   and equity securities............................     146    2,596      238
  Decrease (increase) in short-term investments.....     611   (2,265)     705
  Proceeds from Xerox Financial Services, Inc.
   notes............................................      89      --       --
  Proceeds from sale of fixed assets................     --        14      --
  Purchase of fixed assets..........................      (9)     (22)     (16)
                                                     -------  -------  -------
        Net cash used in investing activities.......    (175)    (101)    (156)
                                                     -------  -------  -------
Cash flows from financing activities:
  Dividends to shareholder..........................    (173)     (21)     --
  Repayment of debt.................................     --       (18)    (132)
  Proceeds from issuance of debt....................     150      --       115
  Capital contributions.............................     --       --        55
  Capital adjustments...............................       9      --       --
                                                     -------  -------  -------
        Net cash (used in) provided by financing
         activities.................................     (14)     (39)      38
                                                     -------  -------  -------
Cash increase (decrease) during the year............       2       (2)      (2)
Cash at beginning of year...........................       3        5        3
                                                     -------  -------  -------
Cash at end of year................................. $     5  $     3  $     1
                                                     =======  =======  =======
Supplemental disclosure of cash flow information:
  Interest paid..................................... $     1  $     9  $     9
                                                     =======  =======  =======

          See accompanying notes to consolidated financial statements.

                         CRUM & FORSTER HOLDINGS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. BASIS OF CONSOLIDATION
  Crum & Forster Holdings, Inc. (the Company) is a wholly-owned subsidiary of Talegen Holdings, Inc. (Talegen). Talegen is a wholly-owned subsidiary of Xerox Financial Services, Inc. (XFSI) which is a wholly-owned subsidiary of Xerox Corporation (Xerox). In January 1993, Xerox announced its intention to disengage from its insurance and other financial services businesses which include Talegen and the Company. In connection with this strategy, during 1992 and 1993, Talegen completed a major recapitalization and restructuring of its business operations into seven stand-alone insurance operating groups (one of which is the Company) each with an independent holding company that, in turn, owns one or more insurance companies.

  The Company is a national writer of a broad array of commercial property and casualty insurance distributed through a select network of independent agents and brokers. The Company's focus and operations are highly decentralized through 20 regional offices located throughout the United States. The consolidated financial statements include the accounts of the Company and all of its subsidiaries including five insurance companies (the Insurance Companies) and two non-insurance companies. All significant intercompany transactions have been eliminated.

  B. INVESTMENTS
  Fixed maturities and equity securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses on investment securities net of tax charged or credited as a separate component of shareholder's equity.

  Fair values for fixed maturities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, as is the case for certain mortgage and other asset-backed securities, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Amortized cost for fixed maturities is historical cost adjusted for the amortization of premiums and discounts, which are amortized using the effective interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

  Short-term investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments.

  Realized investment gains and losses on the sale of investments are determined on a specific identification basis. A provision in the consolidated statement of operations is made only when the decline in the fair value of fixed maturities and equity securities is other than temporary. Investment income is recorded when earned.

  C. PREMIUMS
  Premiums are generally earned pro-rata over the period in which the coverages are provided. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of policies in force. Earned premiums include estimates of certain premiums due, including audits and adjustments on retrospectively rated policies. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers. The reserve for uncollectible premiums is determined principally on the basis of past collection experience.

  D. POLICY ACQUISITION COSTS
  Policy acquisition costs are comprised primarily of commissions, premium taxes and that portion of internal expenses that vary with and are related to the acquisition of new and renewal insurance policies. These costs are deferred by major product group and amortized over the life of the policy in proportion to premium revenue recognized. Policy acquisition costs in excess of recoverable amounts, including investment income, are charged to expense. Acquisition costs include $235 million, $232 million and $244 million of policy acquisition costs which were amortized during 1994, 1995 and 1996, respectively.

                         CRUM & FORSTER HOLDINGS, INC.

1. BASIS OF CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED)

  E. LOSSES AND LOSS EXPENSES
  Losses and loss expenses are charged to expense as incurred. The reserves for unpaid losses and loss expenses are determined on the basis of claim adjusters' evaluations and other estimates, including those for incurred but not reported (IBNR) losses, future salvage and subrogation recoveries and discounting of long-term disability reserves for workers' compensation claims at a rate of 5%. Overall reserve levels are impacted primarily by the types and amounts of insurance coverage written, trends developing from newly reported claims and claims which have been paid and closed. The Company continually monitors gross and net loss and loss expense reserves of its insurance companies for business written in both the current and prior years, and Talegen management reviews these reserves on a periodic basis. Adjustments are made to reserves in the period they can be reasonably estimated to reflect evolving changes in loss development patterns and various other factors, such as social and economic trends and judicial interpretation of legal liability.

  F. REINSURANCE
  Reinsurance recoverables include the balances due from insurance and reinsurance companies for paid losses and loss expenses and the estimates of the portion of unpaid losses and loss expenses that will be recovered from insurers and reinsurers, determined in a manner consistent with the liabilities associated with the reinsured policies. The reserve for uncollectible reinsurance is determined based upon the review of the financial condition of the insurers and reinsurers and an assessment of other available information.

  G. PENSION, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
  The cost of pension, postretirement and postemployment benefits is recognized in the consolidated financial statements during the active working careers of employees.

  H. INCOME TAXES
  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Such temporary differences are primarily due to tax basis discount on unpaid losses and loss expenses, uncollectible reinsurance, adjustment for unearned premiums, tax benefits of net operating loss carryforwards and deferred policy acquisition costs. Additionally, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realized.

  I. BUILDINGS AND EQUIPMENT
  Buildings and equipment are carried at cost and are shown net of accumulated depreciation. Buildings, equipment and capitalized software are depreciated on a straight-line basis over 40 years, 3 to 5 years and 3 years, respectively. Capital improvements to leased property are amortized over the life of the improvement or the life of the lease, whichever is shorter. As of December 31, 1995 and 1996, accumulated depreciation on buildings and equipment was $50 million and $56 million, respectively.

  J. DIVIDENDS TO POLICYHOLDERS
  Dividends to policyholders are charged to operations as the related premiums are earned and include a provision for undeclared dividends to policyholders.

                         CRUM & FORSTER HOLDINGS, INC.

1. BASIS OF CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED)

  K. COST OF ACQUIRED BUSINESS IN EXCESS OF NET ASSETS (GOODWILL)
  Goodwill is reported net of accumulated amortization and its recoverability is regularly reviewed by the Company's management. In the fourth quarter of 1996, following an announcement by Xerox that a transaction to sell Talegen to investor groups led by Kohlberg Kravis Roberts & Co. had been terminated, the Company was placed for sale. Concurrently, the carrying values of the underlying assets were reevaluated according to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, the remaining $151 million of unamortized goodwill at December 31, 1996 attributable to Xerox's acquisition of the Company was written off and charged to expense.

  L. USE OF ESTIMATES
  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Similar to most companies with property and casualty insurance operations, the reserve for unpaid losses and loss expenses, the reserve for uncollectible reinsurance and deferred policy acquisition costs, although supported by actuarial science and other historical data, are ultimately based on management's reasoned expectations of future events. In addition, the Company's realization of deferred tax assets is dependent on generating sufficient future taxable income. It is reasonably possible that those expectations associated with these accounts can change in the near term (i.e., one year) and that the effect of those changes could be material to the consolidated financial statements.

  M. RESTATEMENT OF FINANCIAL STATEMENTS
  In connection with a proposed public offering of the Company's common stock, goodwill previously carried at Talegen, has been retroactively pushed down to the separate financial statements of the Company and the Company retroactively conformed its generally accepted accounting principles and statutory methods of recognizing discount on loss reserves for the workers' compensation line of business. The effects of recording goodwill and discounting loss reserves increased retained earnings at December 31, 1992 by $175 million and $10 million, respectively.

  N. RECLASSIFICATIONS
  Certain reclassifications, which were not material, have been made to the 1994 and 1995 consolidated financial statements to conform with the 1996 presentation.

                         CRUM & FORSTER HOLDINGS, INC.

2. INVESTMENTS AND INVESTMENT INCOME
  The components of the investment portfolio at December 31, 1995 and 1996 follow (in millions):

                                                     GROSS      GROSS
                                                   UNREALIZED UNREALIZED
                                         AMORTIZED INVESTMENT INVESTMENT  FAIR
                   1995                    COST      GAINS      LOSSES   VALUE
                   ----                  --------- ---------- ---------- ------
   Fixed maturities:
     U.S. Government and government
      agencies and authorities.........   $  220     $ --        $  1    $  219
     States, municipalities and
      political subdivisions...........       11       --         --         11
     All other corporate fixed
      maturities.......................        6       --         --          6
                                          ------     -----       ----    ------
       Total fixed maturities..........      237       --           1       236
   Short-term investments..............    2,612       --         --      2,612
                                          ------     -----       ----    ------
       Total investments available-for-
        sale...........................   $2,849     $ --        $  1    $2,848
                                          ======     =====       ====    ======
                   1996
                   ----
   Fixed maturities:
     U.S. Government and government
      agencies and authorities.........   $  169     $   2       $  1    $  170
     States, municipalities and
      political subdivisions...........       22       --         --         22
     All other corporate fixed
      maturities.......................      412         5          2       415
     Mortgage and other asset-backed
      securities.......................      476         8          1       483
                                          ------     -----       ----    ------
       Total fixed maturities..........    1,079        15          4     1,090
   Short-term investments..............    1,907       --         --      1,907
                                          ------     -----       ----    ------
       Total investments available-for-
        sale...........................   $2,986     $  15       $  4    $2,997
                                          ======     =====       ====    ======

  The pre-tax change in unrealized investment (losses) gains for fixed maturities and equity securities for each of the three years ended December 31, follow (in millions):

                                                                1994   1995 1996
                                                                -----  ---- ----
   Fixed maturities............................................ $(111) $114 $ 12
   Equity securities...........................................    (9)  --   --
                                                                -----  ---- ----
     Total..................................................... $(120) $114 $ 12
                                                                =====  ==== ====

  At December 31, 1995 and 1996, approximately 89% and 46%, respectively, of the Company's total investments were comprised of U.S. Treasury securities and other securities issued by U. S. Government agencies and authorities.

  During 1996, the Company made certain investments in mortgage and other asset-backed securities. Included in mortgage and other asset-backed securities as of December 31, 1996 are $213 million of collateral mortgage obligations (CMOs) and $162 million of pass-through securities issued by GNMA, FNMA or FHLMC. Approximately 90% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities. The Company generally purchases CMOs that are protected against prepayment risk through purchasing planned amortization class (PAC) tranches, which have stable prepayment characteristics. The Company does not purchase residual interests in mortgage-backed securities. Virtually all mortgage and other asset-backed securities are rated AAA.

                         CRUM & FORSTER HOLDINGS, INC.

2. INVESTMENTS AND INVESTMENT INCOME--(CONTINUED)
  Securities carried at $88 million and $94 million at December 31, 1995 and 1996, respectively, were deposited by the Company with governmental authorities or designated custodian banks as required by laws affecting insurers.

  The amortized cost and fair value of the Company's fixed maturities at December 31, 1996, by contractual maturity, follow (in millions):

                                                               AMORTIZED  FAIR
                                                                 COST    VALUE
                                                               --------- ------
   Contractual maturity:
     Within one year..........................................  $    2   $    2
     After one year but within five...........................     268      271
     After five years but within ten..........................     249      249
     After ten years..........................................      84       85
     Mortgage and other asset-backed securities...............     476      483
                                                                ------   ------
       Total fixed maturities.................................  $1,079   $1,090
                                                                ======   ======

  Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and changing interest rates, tax considerations and other factors may result in portfolio sales prior to maturity.

  The components of net investment income for each of the three years ended December 31, follow (in millions):

                                                               1994  1995  1996
                                                               ----  ----  ----
   Interest on fixed maturities............................... $ 98  $105  $ 48
   Dividends on equity securities.............................    2     2   --
   Interest on short-term investments.........................   19    45   116
   Other......................................................   22    14    15
   Investment expenses........................................   (7)   (8)   (8)
                                                               ----  ----  ----
     Net investment income.................................... $134  $158  $171
                                                               ====  ====  ====

  The components of net realized investment gains for each of the three years ended December 31, follow (in millions):

                                                               1994  1995  1996
                                                               ----  ----  ----
   Fixed maturities:
     Gross gains.............................................. $ 3   $ 60  $--
     Gross losses.............................................  (2)   (23)  --
   Equity securities:
     Gross gains..............................................  12     21   --
     Gross losses.............................................  (4)    (4)  --
   Other......................................................   2     (6)    2
                                                               ---   ----  ----
     Net realized investment gains............................ $11   $ 48  $  2
                                                               ===   ====  ====

                         CRUM & FORSTER HOLDINGS, INC.

3. INCOME TAXES
  Talegen and the Company are included in the Xerox consolidated federal income tax return. Accordingly, Xerox and Talegen and, in turn, the Company and its subsidiaries entered into a tax sharing agreement effective in 1983 which provides that the Company will pay or be reimbursed for the Company's tax liabilities or benefits generated. The right to reimbursement for these tax benefits does not expire due to any statutory period of limitation under the Internal Revenue Code. The agreement generally provides that subsidiaries shall compute their tax liability on a separate return basis and any benefit on the basis of actual benefits utilized in offsetting the liabilities of the other companies in the Talegen group. Income taxes reflected in the consolidated statements of operations are the Company's share of the Xerox consolidated tax provision.

  The components of the income tax provision (benefits) for each of the three years ended December 31, follow (in millions):

                                                               1994 1995  1996
                                                               ---- ----  ----
   Current tax provision (benefit)............................ $ 5  $(39) $(28)
   Deferred tax provision (benefit)...........................  18    22   (19)
                                                               ---  ----  ----
     Income tax provision (benefit)........................... $23  $(17) $(47)
                                                               ===  ====  ====

  A reconciliation of the U.S. Federal statutory income tax rate to the effective income tax rate for each of the three years ended December 31, follows:

                                                            1994  1995    1996
                                                            ----  -----   -----
   U.S. Federal statutory income tax rate.................. 35.0%  35.0%   35.0%
   Goodwill write-off......................................  --     --    (18.2)
   Change in estimate of tax liability.....................  --   (62.5)    --
   Tax exempt interest..................................... (3.9) (12.0)    --
   Dividends received deduction............................ (0.6)  (1.5)    --
   Revision of prior years' liability...................... (8.7)  (1.1)    --
   Other...................................................  2.9    6.7    (0.6)
                                                            ----  -----   -----
     Effective income tax rate............................. 24.7% (35.4)%  16.2%
                                                            ====  =====   =====

  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes. In 1995, resolution of significant tax issues resulted in a benefit to earnings of approximately $30 million.

                         CRUM & FORSTER HOLDINGS, INC.

3. INCOME TAXES--(CONTINUED)
  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996 follow (in millions):

                                                                      1995 1996
                                                                      ---- ----
   Deferred tax assets:
     Tax basis discount on unpaid losses and loss expenses........... $133 $125
     Uncollectible reinsurance.......................................   42   43
     Adjustment for unearned premiums................................   26   25
     Tax benefits of net operating loss carryforwards................   12   43
     Severance and leasehold provisions..............................    6    5
     Other...........................................................   45   45
                                                                      ---- ----
       Total deferred tax assets.....................................  264  286
                                                                      ---- ----
   Deferred tax liabilities:
     Deferred policy acquisition costs...............................   34   32
     Depreciation and amortization...................................    6    5
     Other...........................................................   11   21
                                                                      ---- ----
       Total deferred tax liabilities................................   51   58
                                                                      ---- ----
       Net deferred tax assets....................................... $213 $228
                                                                      ==== ====

  Pursuant to the tax sharing agreement at December 31, 1994, the Company had a tax benefit related to net operating loss carryforwards of $9 million available to be utilized. The Company was allocated additional tax benefits of $3 million and $31 million in 1995 and 1996, respectively. At December 31, 1996 the Company has $43 million of tax benefits of net operating loss carryforwards available to be utilized.

  The valuation allowance was $40 million at December 31, 1994. The valuation allowance decreased in 1995 by $40 million due to the elimination of the deferred tax assets recorded for unrealized losses on investment securities in 1994. The valuation allowance at December 31, 1995 is immaterial due to unrealized losses on investment securities of only $1 million. There is no valuation allowance at December 31, 1996. Changes in the valuation allowance were recorded directly to shareholder's equity.

                         CRUM & FORSTER HOLDINGS, INC.

4. UNPAID LOSSES AND LOSS EXPENSES
  Activity related to unpaid losses and loss expenses for each of the three years ended December 31, follow (in millions):

                                                            1994   1995   1996
                                                           ------ ------ ------
   Gross unpaid losses and loss expenses, January 1......  $3,160 $2,948 $3,240
   Reinsurance recoverable...............................     868    780  1,056
                                                           ------ ------ ------
       Net unpaid losses and loss expenses, January 1....   2,292  2,168  2,184
                                                           ------ ------ ------
   Incurred losses and loss expenses related to:
     Current accident year losses........................     597    670    755
     Prior accident year losses..........................       8     97    173
                                                           ------ ------ ------
       Total incurred losses and loss expenses...........     605    767    928
                                                           ------ ------ ------
   Paid losses and loss expenses related to:
     Current accident year losses........................     164    196    225
     Prior accident year losses..........................     565    555    502
                                                           ------ ------ ------
       Total paid losses and loss expenses...............     729    751    727
                                                           ------ ------ ------
   Net unpaid losses and loss expenses, December 31......   2,168  2,184  2,385
   Reinsurance recoverables on unpaid losses and loss ex-
    penses...............................................     780  1,056  1,032
                                                           ------ ------ ------
       Gross unpaid losses and loss expenses, December
        31...............................................  $2,948 $3,240 $3,417
                                                           ====== ====== ======
   Incurred losses and loss expenses ceded to Ridge
    Reinsurance Limited (Ridge Re).......................  $    5 $  229 $  --
   Incurred losses and loss expenses ceded to other rein-
    surers...............................................     287    158     76
                                                           ------ ------ ------
     Total ceded incurred losses and loss expenses.......  $  292 $  387 $   76
                                                           ====== ====== ======

  During 1995 and 1996, the provision for incurred losses and loss expenses was increased through net strengthening of prior accident year gross unpaid loss and loss expense reserves of $400 million and $176 million, respectively. After consideration of uncollectible reinsurance reserve strengthening of $53 million and $32 million in 1995 and 1996, respectively, and ceded reinsurance, net loss and loss expense reserves were strengthened by $97 million and $173 million in 1995 and 1996, respectively. The reserve strengthening primarily resulted from unfavorable loss development in commercial casualty coverages and the increase in latent exposure reserves.

  LATENT EXPOSURES
  Claims resulting from asbestos, environmental and other latent exposures have provided unique challenges to the insurance industry and to the Company through its historical writings. The possibility that these claims would emerge was typically not contemplated at the time the policies were written, and traditional actuarial reserving methodologies have not been useful in accurately estimating ultimate losses.

  Asbestos claims, which began to emerge in the 1970's, were the first type of latent exposure to cause significant losses to the insurance industry. Historically, the largest asbestos claims have come from manufacturers of asbestos because their claims have typically involved many injured parties. Over time, case law has become reasonably well developed in the asbestos bodily injury claim area and many of these claims from manufacturers have settled. Recently, however, the number of asbestos bodily injury claims from suppliers and distributors of asbestos, as well as users of asbestos products has been increasing. Because the number of injured parties and the severity of the injuries from these claims have been less than those with the asbestos manufacturers, the per-claim exposures have also been less.

                         CRUM & FORSTER HOLDINGS, INC.

4. UNPAID LOSSES AND LOSS EXPENSES--(CONTINUED)
  Environmental claims were the second major type of latent exposure claims to emerge and significantly impact the insurance industry. Environmental claims have generally been defined by the insurance industry as loss or potential loss related to the alleged contamination of a site resulting from operations on the site, waste disposal or other causes. Examples of environmental exposure include possible damages resulting from chemical waste, hazardous waste, industrial waste disposal facilities, landfills, toxic waste pits and underground storage tanks. Inconsistent federal and state case law and uncertainty with respect to Comprehensive Environmental Response, Compensation and Liability Act (Superfund) reform have compounded the industry's difficulties in adequately assessing these complex exposures. However, case law continues to develop on a state-by-state basis and may reduce uncertainty in this area if judicial rulings become more consistent.

  Prior to 1995, the Company established case and IBNR reserves for asbestos and environmental claims that had been reported. The IBNR reserves were established primarily to cover adverse development on known claims. Case reserves have been and continue to be determined by a specialized claim and legal staff. Building on methodologies first published in the third quarter of 1994 by the Casualty Actuarial Society, and utilizing data from policyholders and third parties, such as the Environmental Protection Agency (EPA), the Company initiated a project in 1995 to create and implement comprehensive, sophisticated costing methodologies to provide estimates of aggregate ultimate losses for asbestos and environmental exposures. Utilizing these methodologies and the data available, in 1995, gross reserves for asbestos and environmental exposures were increased by $156 million and $122 million, respectively.

  Although the methodologies used to estimate asbestos and environmental reserves in 1996 are consistent with those used in 1995, refinements to the data used in the methodologies made as the project was being completed caused estimates of ultimate loss and loss expense to be higher than the amounts estimated in 1995. Specifically, as a result of hazardous waste site identification efforts begun in 1995 and completed in 1996, the estimated ultimate number of sites associated with insureds was increased in 1996. Additionally, values for insureds' share of exposure on some of the larger sites were adjusted based upon estimated share values received directly from the EPA and other sources. The above refinements increased the Company's estimate of environmental claim exposures and led to an increase of gross reserves in 1996 of $74 million. With respect to asbestos exposures, estimated costs attributable to known claims increased and led to an increase of gross reserves in 1996 of $26 million.

  Other latent exposure claims include asbestos-in-building, chemical exposure, repetitive stress, surgical breast implants and tobacco and tobacco related products, as well as other exposures where the possibility of such claims arising was not contemplated when the policies were written. Case reserves are established for other latent exposures as they become known by the Company and as information becomes known to estimate reserve needs. In 1995, case development led to an increase in gross other latent exposure reserves of $15 million. Additionally, in 1996, reserves for IBNR were increased to a level whereby reserves for other latent exposures, relative to recent paid losses and loss expenses, are comparable to such reserves for asbestos and environmental claims. Case development and the IBNR reserve strengthening led to an increase in 1996 of gross other latent exposure reserves of $57 million.

  Due to the previously discussed hazardous waste site identification efforts and other data gathering activities in 1995 and 1996, and as a result of the significant effort to develop, test, and refine the model, the Company does not anticipate making material changes to its latent exposure costing methodologies at this time. The Company will continue to monitor the adequacy of its reserves for asbestos, environmental and other latent exposures as new information is received and assessed and as refinements to the methodologies are made.

                         CRUM & FORSTER HOLDINGS, INC.

4. UNPAID LOSSES AND LOSS EXPENSES--(CONTINUED)
  As judicial patterns emerge through the appellate process and remove or add to uncertainties related to asbestos, environmental and other latent exposures, additional liabilities and reinsurance recoverables could arise. Total reserves for asbestos, environmental and other latent exposures as of December 31, 1994, 1995 and 1996 are as follows:

                                  1994              1995              1996
                            ----------------- ----------------- -----------------
                             GROSS     NET     GROSS     NET     GROSS     NET
                            RESERVES RESERVES RESERVES RESERVES RESERVES RESERVES
                            -------- -------- -------- -------- -------- --------
   Latent exposure area
    reserves(1)
     Asbestos..............   $ 55     $ 38     $190     $122     $199     $107
     Environmental.........     79       61      177      126      235      201
     Other latent
      exposures............    112       59       71       42      107       87
                              ----     ----     ----     ----     ----     ----
       Total(1)............   $246     $158     $438     $290     $541     $395
                              ====     ====     ====     ====     ====     ====

--------
(1) Included are case, IBNR reserves and allocated loss expense reserves. Gross latent exposure reserves do not include amounts that are fully reinsured with affiliated companies. Net latent exposure reserves have not been reduced for recoverables from Ridge Re because the Ridge Re contract is an aggregate excess of loss contract covering all lines of business. The net reserves presented additionally exclude reserves for uncollectible reinsurance. See Note 5 for further explanation of Ridge Re and the reserve for uncollectible reinsurance.

  The Company does not believe that liabilities associated with incurred asbestos and environmental claims will have a material adverse effect on its future liquidity or financial position. With respect to other latent exposures, because of the relatively low amount of cumulative net loss and allocated loss expense payments, the reserves established for identified claims and the relatively low number of open claims, the Company also does not expect that liabilities associated with incurred claims in these other latent exposure areas will have a material adverse effect on its future liquidity or financial position. However, given the complexity of coverage and other legal issues, and the significant assumptions necessarily used in estimating all latent exposures, actual results could significantly differ from the Company's current estimates.

5. REINSURANCE
  The Company reinsures, in the ordinary course of business, certain risks with other insurance and reinsurance companies. These arrangements provide the means for greater diversification of business and serve to limit the net loss potential of unusually severe or frequent losses. With respect to potential property, business interruption and non-voluntary assessment losses arising out of catastrophes, the Company purchases catastrophe reinsurance. In addition to the catastrophe reinsurance, the Company is covered by excess of loss reinsurance which provides $80 million of additional aggregate protection to the Company's insurance subsidiaries and insurance companies owned by two of Talegen's other subsidiaries.

  The ceding of insurance does not discharge the original insurer from its primary liability to its policyholder, however the insurance company that accepted the risk assumes an obligation to the original insurer. The ceding insurer retains a contingent liability with respect to reinsurance ceded to the extent that any reinsuring company might not be able to meet its obligations.

                         CRUM & FORSTER HOLDINGS, INC.

5. REINSURANCE--(CONTINUED)
  The components of the Company's net premiums written and net premiums earned for each of the three years ended December 31 follow (in millions):

                                                        1994    1995    1996
                                                        -----  ------  ------
   Premiums written:
     Direct............................................ $ 953  $1,060  $1,065
     Assumed from other companies, pools or
      associations.....................................    69      61      41
     Ceded to other companies, pools or associations...  (135)   (161)   (150)
                                                        -----  ------  ------
       Net premiums written............................ $ 887  $  960  $  956
                                                        =====  ======  ======
                                                        1994    1995    1996
                                                        -----  ------  ------
   Premiums earned:
     Direct............................................ $ 926  $1,019  $1,063
     Assumed from other companies, pools or
      associations.....................................    70      62      49
     Ceded to other companies, pools or associations...  (142)   (151)   (153)
                                                        -----  ------  ------
       Net premiums earned............................. $ 854  $  930  $  959
                                                        =====  ======  ======

  The components of the Company's net reinsurance recoverables at December 31, 1995 and 1996 follow (in millions):

                                                                   1995   1996
                                                                  ------ ------
   Reinsurance receivable on paid losses and loss expenses....... $  100 $   44
   Reinsurance recoverable on unpaid losses and loss expenses....  1,056  1,032
                                                                  ------ ------
     Reinsurance recoverables.................................... $1,156 $1,076
                                                                  ====== ======

  Reinsurance recoverables are net of a reserve for uncollectible reinsurance of $46 million and $68 million at December 31, 1995 and 1996, respectively.

  The Company made significant use of reinsurance during the 1970s and the early 1980s and, accordingly, has current and/or future net reinsurance recoverables from several hundred reinsurers. Since that time, the Company has generally increased the portion of business retained while reducing the number of reinsurers used. During 1995 and 1996, excluding the reinsurance ceded to pools, associations and similar organizations, the Company ceded 87% and 89%, respectively, of total ceded premiums written to approximately 35 reinsurers. As of December 31, 1995 and 1996, reinsurance recoverables from International Insurance Company, a subsidiary of TRG, a wholly owned subsidiary of XFSI were $189 million and $163 million, respectively. Reinsurance recoverables from Ridge Re were $234 million as of December 31, 1995 and 1996. As of December 31, 1996, the individual non-affiliated reinsurers with the highest share of the recoverable balance accounted for 5% and 4%, of the total net reinsurance recoverables, respectively.

  The Company actively monitors and evaluates the financial condition of its reinsurers and prepares estimates of the uncollectible amounts due from troubled reinsurers. The evaluation focuses on financial and other available data such as whether or not the reinsurer is in rehabilitation or in liquidation proceedings and provides an estimate of the amount that will be ultimately collected from these troubled reinsurers. In addition to the reinsurers' ability to pay claims, from time to time disputes arise over amounts and reinsurance coverage. The Company pursues its remedies in these cases and recognizes the impact of developments in these situations as the disputes are resolved. Management believes the reinsurance recoverables, net of the reserve for uncollectible reinsurance, are valid and collectible.

                         CRUM & FORSTER HOLDINGS, INC.

5. REINSURANCE--(CONTINUED)
  Effective December 31, 1992, Ridge Re, a special purpose Bermuda reinsurer which is a wholly-owned subsidiary of XFSI, provided aggregate excess of loss reinsurance to the Company's insurance subsidiaries. Under the terms of the reinsurance coverage, which is guaranteed by XFSI, and subject to stated limits, Ridge Re will reimburse the Company for 85% of any and all ultimate net losses, if any, in excess of the contractual retention amount. Coverage is provided for unfavorable development subsequent to December 31, 1992 on losses and loss expenses incurred and uncollectible reinsurance for losses occurring on accident years 1992 and prior, net of all salvage, subrogation, and other recoverables. The coverage, which has been fully utilized, totals $234 million, which is net of 15% coinsurance. A premium amount of $110 million, which is being provided by XFSI and guaranteed by Xerox, was ceded by the Company to Ridge Re as consideration for the risk assumed by Ridge Re. As of December 31, 1996, the Company received letters of credit from Ridge Re on the cumulative amount ceded.

  In connection with the Talegen restructuring, the Company's insurance subsidiaries entered into reinsurance agreements with other insurance companies then owned, indirectly, by Talegen (together with the Company, the Talegen Insurance Companies) to transfer, through 100% quota share reinsurance, certain books of business that were not consistent with the Company's strategy. In addition to the reinsurance arrangements, certain of these reinsured insurance policies have also been novated to the Talegen Insurance Companies that reinsured these policies and additional subject policies continue to be novated as claims are reported. For policies affected by this novation process, one of the other Talegen Insurance Companies is substituted for the original issuing insurance company as the insurer and becomes directly liable to the insured. As of December 31, 1996, other Talegen Insurance Companies had assumed approximately $1.0 billion of gross reserves from the Company on policies originally written by the Company's insurance subsidiaries, of which approximately $700 million related to novated policies. The novation process was approved by the insurance regulators of each state; however, in the event that an assuming company fails to meet its obligations on policies that had been novated to it due to insolvency or otherwise, policyholders under such policies could seek judicial relief to have the novations invalidated. There can be no certainty that a court would enforce a policy novation against a challenge by a policyholder even if the appropriate novation procedures under state insurance law had been satisfied. A judicial determination that a policy novation was invalid would result in the Company retaining the direct obligation to the policyholder for the subject policy. The Company would retain the right to collect the amount of any future payments it makes under such a policy from the assuming company through the reinsurance arrangements, although the collectibility would be affected by the solvency of the assuming company.

6. SALVAGE AND SUBROGATION
  Estimates of salvage and subrogation recoveries on unpaid losses and loss expenses which have been recorded as a reduction of unpaid losses and loss expenses amounted to $28 million and $29 million at December 31, 1995 and 1996, respectively.

                         CRUM & FORSTER HOLDINGS, INC.

7. PENSIONS
  Talegen sponsors one principal noncontributory defined benefit pension plan (the Plan) that covers employees of the Company, who meet eligibility requirements. Effective July 1, 1993, the Plan was amended to limit the accrual of further benefits to its participants under the terms of the Plan. Contributions are made to the Plan in an amount deductible and in accordance with funding standards established under the Internal Revenue Code as amended by the Employee Retirement Income Security Act of 1974. During 1996, the Company, along with Talegen's other operating subsidiaries, made contributions to bring the Plan to a fully funded status.

  The following table sets forth the Plan's funded status and the amounts recognized in Talegen's consolidated financial statements at December 31, (in millions):

                                                              1994  1995  1996
                                                              ----  ----  ----
   Actuarial present value of benefit obligations:
     Vested.................................................  $ 64  $ 76  $ 83
     Nonvested..............................................     5     7     3
                                                              ----  ----  ----
       Accumulated benefit obligation(1)....................    69    83    86
   Effect of projected future compensation levels...........     2   --    --
                                                              ----  ----  ----
       Projected benefit obligation.........................    71    83    86
   Fair value of plan assets, primarily listed stocks and
    government securities...................................    56    69    94
                                                              ----  ----  ----
       Projected benefit obligation in excess of (less than)
        plan assets.........................................    15    14    (8)
   Unrecognized net loss....................................    (7)   (9)   (8)
                                                              ----  ----  ----
     Accrued (prepaid) pension expense(2)...................     8     5   (16)
   Adjustment required to recognize minimum pension
    liability...............................................     5     7   --
                                                              ----  ----  ----
   Net liability (asset) recognized in consolidated balance
    sheets(3)...............................................  $ 13  $ 12  $(16)
                                                              ====  ====  ====
   Assumptions used in the accounting were:
     Discount rates.........................................  8.50% 7.25% 7.25%
     Rates of increase in compensation levels...............  5.50% 5.50%  --
     Expected long-term rate of return on plan assets.......  8.50% 8.50% 8.50%
   Net periodic defined pension cost for 1994, 1995 and 1996
    include the following components:
     Interest cost on projected benefit obligation..........  $  6  $  6  $  6
     Actual return on plan assets...........................   --    (14)  (11)
     Net amortization and deferrals.........................    (5)    9     6
                                                              ----  ----  ----
       Net periodic defined benefit pension cost(4).........  $  1  $  1  $  1
                                                              ====  ====  ====

--------
(1) The accumulated benefit obligation of the Company for the years ended December 31, 1994, 1995 and 1996 was $31 million, $37 million and $39 million, respectively.
(2) The accrued (prepaid) pension expense of the Company for the years ended December 31, 1994, 1995 and 1996 was $3 million, $1 million and $(8) million, respectively.
(3) The net liability (asset) recognized in the Company's consolidated balance sheets is $6 million, $6 million and $(8) million, for the three years ended December 31, 1994, 1995 and 1996, respectively.
(4) The Company's share of this expense was approximately $1 million in each of the two years ended December 31, 1994 and 1995. The Company's share of this expense was immaterial for the year ended December 31, 1996.

                         CRUM & FORSTER HOLDINGS, INC.

7. PENSIONS--(CONTINUED)
  Talegen also sponsors a defined contribution plan (savings plan) covering substantially all the employees of Talegen and its subsidiaries. The savings plan provides for a basic contribution equal to 3% of an employee's compensation, a matching contribution based on participants' contributions and a discretionary performance-related contribution made at the discretion of the Company. Certain employees also have the opportunity to participate in a non-qualified arrangement that permits contributions that would otherwise be limited under the qualified plan by IRS regulations. Total savings plan expense incurred by the Company was $5 million for each of the three years ended December 31, 1994, 1995 and 1996.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
  The Company provides certain medical benefits for its retirees and Talegen provides certain life insurance benefits for retirees of Talegen and its subsidiaries. Retiree medical benefits are provided to those employees who were age 50 on January 1, 1994 and who ultimately retire with 15 years of service and all employees who retired prior to January 1, 1994.

  Following is a reconciliation of the funded status of the Company's postretirement medical and the Talegen postretirement life insurance plans as of December 31, 1995 and 1996 (in millions):

                                                         MEDICAL      LIFE
                                                        ----------  ----------
                                                        1995  1996  1995  1996
                                                        ----  ----  ----  ----
   Accumulated postretirement benefit obligation:
     Retirees.......................................... $ 10  $  8  $ 12  $12
     Fully eligible active participants................    2     2   --     1
     Other active participants.........................    2     2     1    1
                                                        ----  ----  ----  ---
       Total(1)........................................   14    12    13   14
   Deferred actuarial gain (loss)......................    8     8   --    (1)
   Net transition liability............................  (11)  (10)   (6)  (5)
                                                        ----  ----  ----  ---
       Accrued cost recognized in consolidated balance
        sheets(2)...................................... $ 11  $ 10  $  7  $ 8
                                                        ====  ====  ====  ===

--------
(1) The accumulated postretirement life insurance benefit obligation pertaining to the Company is $7 million at December 31, 1995 and 1996.
(2) The accrued postretirement life insurance benefit cost recognized in the Company's consolidated balance sheets is $4 million at December 31, 1995 and 1996.

  The medical inflation assumptions are 10.8% and 9.7% for participants under age 65 and over age 65, respectively, and both decline to 5.0% in the year 2008 and thereafter. A one percentage point increase in the medical inflation assumptions would not have a material impact on the service and interest cost and the accumulated postretirement benefit obligation.

  The discount rate used to determine the funded status as of December 31, 1995 and 1996 was 7.25%.

                         CRUM & FORSTER HOLDINGS, INC.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS--(CONTINUED)
  The components of the Company's postretirement medical benefit cost and the Talegen postretirement life insurance benefit cost for each of the three years ended December 31, follow (in millions):

                                                     MEDICAL          LIFE
                                                  -------------- --------------
                                                  1994 1995 1996 1994 1995 1996
                                                  ---- ---- ---- ---- ---- ----
   Interest cost................................. $  1 $  1 $--  $  1 $  1 $  1
   Amortization of transition liability..........    1  --     1  --   --   --
                                                  ---- ---- ---- ---- ---- ----
     Total(1).................................... $  2 $  1 $  1 $  1 $  1 $  1
                                                  ==== ==== ==== ==== ==== ====

--------
(1) Postretirement life insurance benefit cost recorded by the Company was approximately $1 million in each of the three years ended December 31, 1994, 1995 and 1996.

9. DEBT
  On December 7, 1994, the Company entered into a $150 million unsecured credit agreement with several banks. The outstanding principal amount due at December 31, 1995 was $132 million which was prepaid on November 27, 1996. On November 27, 1996, the Company borrowed $115 million from Talegen in exchange for an unsecured promissory note in that amount. Interest on the promissory note is payable quarterly in arrears at a fixed rate of 7.4% per annum and the principal is due on November 27, 2006. The proceeds received for the note were used to repay the previously outstanding bank debt.

10. RELATED PARTY TRANSACTIONS
  Included in amounts due from affiliates are promissory notes, issued by XFSI and guaranteed by Xerox, which aggregate $182 million at both December 31, 1995 and 1996, respectively. These notes were issued on December 31, 1992, mature on December 31, 1997, and bear a variable rate of interest which is subject to change annually on the anniversary of the issue date. At December 31, 1996 these notes carry an interest rate of 6.56%. Notes amounting to $89 million which were issued on June 1, 1989, matured during 1994.

  The Company receives data processing, claims settlement and other services from affiliates and Talegen under various service agreements. Additionally, in 1994 and 1995, the Company received investment services from an affiliate which was sold by Talegen in 1995. Fees incurred under these agreements for each of the three years ended December 31, 1994, 1995 and 1996 were approximately $47 million, $58 million and $52 million, respectively.

  The Company, with certain other Talegen subsidiaries (the Lessors), own a training facility located in Loudoun County, Virginia. The Company has a 70% interest in the ownership of the facility. Talegen, on behalf of the Lessors, entered into a long-term operating lease dated December 1, 1985 with XFSI. The primary term of the lease expires on November 30, 2010 and is renewable at the option of XFSI. Rental income recorded by the Company under the terms of the lease amounted to $13 million in each of the three years ended December 31, 1994, 1995 and 1996.

                         CRUM & FORSTER HOLDINGS, INC.

10. RELATED PARTY TRANSACTIONS--(CONTINUED)
  Under reinsurance agreements in effect between the Company and insurance subsidiaries of other Talegen insurance operating groups and TRG, reinsurance assumed and ceded at December 31, 1995 and 1996 follow (in millions):

                                        1995                    1996
                               ----------------------- -----------------------
                               REINSURANCE REINSURANCE REINSURANCE REINSURANCE
                                 ASSUMED      CEDED      ASSUMED      CEDED
                               ----------- ----------- ----------- -----------
   Unearned premiums..........     $23        $--          $ 2        $--
   Unpaid losses and loss
    expenses..................     $60        $213         $75        $180

  The net earnings of the Company is not impacted by reinsurance ceded under these reinsurance agreements.

11. STATUTORY INFORMATION
  The Company's insurance subsidiaries are restricted by insurance laws as to the amount of dividends they may pay without the approval of regulatory authorities. The amount of restricted net assets of the Company's insurance subsidiaries plus the amount of shareholder's equity for the Company's non-insurance operations (which is not restricted by insurance laws) is $1.0 billion at December 31, 1996. There are additional restrictions regarding the amount of loans and advances that these subsidiaries may make to the Company. These restrictions indirectly limit the payment of dividends and the making of loans and advances by the Company to Talegen.

  Generally accepted accounting principles differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities for the Company's insurance subsidiaries. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. Furthermore, the NAIC has a project to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1999, will likely change the definitions of what comprises prescribed versus permitted statutory accounting practices, and may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements. The effect of permitted practices on the Company's statutory policyholders surplus is not significant.

  Statutory net income (loss) amounted to $83 million, $65 million and $(86) million, for the years ended December 31, 1994, 1995 and 1996, respectively. Statutory policyholders' surplus amounted to $809 million, $851 million and $803 million, at December 31, 1994, 1995 and 1996, respectively. The principal differences between statutory policyholders' surplus and shareholder's equity, determined in accordance with generally accepted accounting principles, are deferred Federal income taxes, deferred policy acquisition costs, unrealized gains (losses) on investment securities and shareholder's equity of non-insurance operations.

12. SHAREHOLDER'S EQUITY
  Cash dividends paid to Talegen in 1994 and 1995 amounted to $173 million and $21 million, respectively. The Company also made a dividend to Talegen of its ownership in certain real estate in 1994 which amounted to $6 million. No dividends were paid to Talegen in 1996.

                         CRUM & FORSTER HOLDINGS, INC.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS
  SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing partners.

  The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1996 (in millions).

                                                      1995            1996
                                                 --------------- ---------------
                                                 CARRYING  FAIR  CARRYING  FAIR
                                                  AMOUNT  VALUE   AMOUNT  VALUE
                                                 -------- ------ -------- ------
   Investments..................................  $2,848  $2,848  $2,997  $2,997
   Debt.........................................  $  132  $  132  $  115  $  113

  The fair value of investments are based on quoted market prices or dealer quotes at the reporting date for those or similar investments.

  The fair value of the Company's debt at December 31, 1995 approximates the carrying value as the interest rates are calculated using current market rates. At December 31, 1996, the fair value is based on borrowing rates currently available for debt with similar terms and maturities.

  See Notes 2 and 5 regarding concentrations of investments and reinsurance recoverables, respectively.

14. LEASES
  The Company leases certain land, buildings and equipment under operating leases which expire through 2009. The total rent expense under operating leases amounted to $17 million, $16 million and $13 million, for the years ended December 31, 1994, 1995 and 1996, respectively. Future unaccrued minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 are summarized below (in millions):

            1997..................................... $15
            1998.....................................  12
            1999.....................................  11
            2000.....................................   9
            2001.....................................   9
            Later years..............................  41
                                                      ---
            Total minimum lease payments............. $97
                                                      ===

  Approximately $22 million of the above total lease payments result from leases that were entered into in 1984 by the Company and Talegen affiliates jointly and severally in conjunction with sale leaseback transactions. The leases terminate in 2009 although extensions are available under each lease agreement. The minimum lease payments shown in the preceding table do not include possible future rental adjustments based on inflation. The Company's performance under these leases has been guaranteed by Talegen. The property sales were financed in part by purchase money notes that have an aggregate carrying value of $15 million at December 31, 1996.

                         CRUM & FORSTER HOLDINGS, INC.

15. LITIGATION
  Farm & Home Savings Association, now known as Roosevelt Bank, (Farm & Home) and certain of the Insurance Companies entered into an agreement (Indemnification Agreement) under which the Insurance Companies are required to defend and indemnify Farm & Home from certain actual and punitive damage claims being made against Farm & Home relating to the Brio Superfund site
(Brio). In a number of lawsuits pending against Farm & Home in the District Courts of Harris County, Texas, several hundred plaintiffs seek both actual and punitive damages allegedly relating to injuries arising out of the hazardous substances at Brio. The Insurance Companies have been defending these cases under a reservation of rights because it is unclear whether the claims fall under the coverage of either the policies or the Indemnification Agreement. The Insurance Companies have been successful in having some claims dismissed which were brought by plaintiffs who were unable to demonstrate a pertinent nexus to the Southbend subdivision. However, there are numerous plaintiffs who do have a nexus to the Southbend subdivision. The Insurance Companies have been in settlement discussions with respect to claims brought by plaintiffs who have or had a pertinent nexus to the Southbend Subdivision. In addition, Farm & Home presently has pending motions for summary judgement which would dispose of many of the claims asserted. If not settled or resolved by summary judgement, one or more of these cases can be expected to be tried in 1997. Management believes that resolution of the Southbend subdivision claims will not have a material adverse effect on the liquidity or the financial position of the Company.

  The Company is a party to various lawsuits arising in the ordinary course of its business. Management believes the outcome of this litigation will not have a material adverse effect on the Company's liquidity or financial position.

                         CRUM & FORSTER HOLDINGS, INC.

                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1997
                        (IN MILLIONS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                ASSETS
Investments:
  Fixed maturities, at fair value (amortized cost: $1,089)............. $1,112
  Short-term investments, at amortized cost which approximates fair value...............................................................  1,914
                                                                        ------
    Total investments..................................................  3,026
Cash...................................................................     11
Accrued investment income..............................................     26
Receivables:
  Premiums (net of reserve for uncollectible receivables $16)..........    381
  Other................................................................     18
Reinsurance recoverables...............................................  1,235
Prepaid reinsurance premiums...........................................     40
Current income taxes...................................................      2
Deferred policy acquisition costs......................................     89
Deferred income taxes..................................................    236
Land, buildings and equipment (net of accumulated depreciation $57)....     52
Due from affiliates....................................................    184
Other assets...........................................................     81
                                                                        ------
    Total assets....................................................... $5,381
                                                                        ======
                 LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Unearned premiums.................................................... $  461
  Unpaid losses and loss expenses......................................  3,597
  Debt.................................................................    115
  Dividends to policyholders...........................................     18
  Accounts payable and accrued liabilities.............................    130
                                                                        ------
    Total liabilities..................................................  4,321
                                                                        ======
Shareholder's equity:
  Common stock and additional paid-in capital (includes $1 par value common stock, 1,000 shares authorized, issued and outstanding)......  1,105
  Accumulated deficit..................................................    (59)
  Net unrealized gains on investments..................................     14
                                                                        ------
    Total shareholder's equity.........................................  1,060
                                                                        ------
      Total liabilities and shareholder's equity....................... $5,381
                                                                        ======

            See accompanying notes to interim financial statements.

                         CRUM & FORSTER HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                                    1996   1997
                                                                   ------  ----
Revenue:
  Net premiums earned............................................. $  725  $710
  Net investment income...........................................    125   140
  Net realized capital gains......................................      1     1
  Other income....................................................      8    10
                                                                   ------  ----
    Total revenues................................................    859   861
                                                                   ======  ====
Losses and expenses:
  Losses and loss expenses........................................    734   573
  Underwriting, acquisition and other insurance expenses..........    248   236
  Dividends to policyholders......................................      9     8
  Interest expense................................................      5     6
  Other expenses..................................................      7     2
                                                                   ------  ----
    Total losses and expenses.....................................  1,003   825
                                                                   ======  ====
    (Loss) earnings from operations before income taxes...........   (144)   36
Income tax (benefit) provision....................................    (49)   12
                                                                   ------  ----
    Net (loss) earnings........................................... $  (95) $ 24
                                                                   ======  ====


            See accompanying notes to interim financial statements.

                         CRUM & FORSTER HOLDINGS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN MILLIONS)
                                  (UNAUDITED)

Common stock and additional paid-in capital:
  Balance at beginning and end of period................................ $1,105
                                                                         ------
Accumulated deficit:
  Balance at beginning of year..........................................    (77)
  Net earnings..........................................................     24
  Dividends to shareholder..............................................     (6)
                                                                         ------
    Balance at end of period............................................    (59)
                                                                         ------
Net unrealized gains on investment securities:
  Balance at beginning of year..........................................      7
  Change in unrealized gains............................................     11
  Change in deferred income taxes.......................................     (4)
                                                                         ------
    Balance at end of period............................................     14
                                                                         ------
      Total shareholder's equity........................................ $1,060
                                                                         ======


            See accompanying notes to interim financial statements.

                         CRUM & FORSTER HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                                1996    1997
                                                               -------  -----
Cash flows from operating activities:
  Net (loss) earnings......................................... $   (95) $  24
Adjustments to reconcile net (loss) earnings to net cash from operating activities:
    Net realized investment gains.............................      (1)    (1)
    Depreciation and amortization.............................      17     12
Changes in certain assets and liabilities:
      Unpaid losses and loss expenses.........................     161    180
      Unearned premiums.......................................      (1)    17
      Other liabilities.......................................     (40)   (22)
      Underwriting assets.....................................      78   (180)
      Deferred policy acquisition costs.......................       4      3
    Income tax (benefit) provision............................     (49)    12
    Other.....................................................      (1)     1
                                                               -------  -----
        Net cash provided by operating activities.............      73     46
                                                               -------  -----
Cash flows from investing activities:
  Cash used for the purchase of fixed maturity securities.....  (1,064)  (133)
  Proceeds from sale or maturity of fixed maturities..........     158    123
  Net change in unsettled securities..........................      30     (3)
  Decrease (increase) in short-term investments...............     786     (7)
  Purchase of fixed assets....................................     (11)   (10)
                                                               -------  -----
        Net cash used by investing activities.................    (101)   (30)
                                                               -------  -----
Cash flows from financing activities:
  Dividends to shareholder....................................     --      (6)
  Repayment of debt...........................................     (27)   --
  Capital contributions.......................................      54    --
                                                               -------  -----
        Net cash provided (used) by financing activities......      27     (6)
        Net (decrease) increase in cash.......................      (1)    10
Cash at beginning of period...................................       3      1
                                                               -------  -----
Cash at end of period......................................... $     2  $  11
                                                               =======  =====
Supplemental disclosure of cash flow information:
  Interest paid............................................... $     7  $   6
                                                               =======  =====

            See accompanying notes to interim financial statements.

                         CRUM & FORSTER HOLDINGS, INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  Crum & Forster Holdings, Inc. (the Company) is a wholly-owned subsidiary of Talegen Holdings, Inc. (Talegen), which is a wholly-owned subsidiary of Xerox Financial Services, Inc. (XFSI), which is a wholly-owned subsidiary of Xerox Corporation (Xerox). In January, 1993, Xerox announced its intention to disengage from its Insurance and Other Financial Services Businesses which include Talegen and the Company. During 1992 and 1993, Talegen completed a major recapitalization and restructuring of its business operations into seven stand-alone insurance operating groups (one of which is the Company) each with an independent holding company that, in turn, owns one or more insurance companies.

  The accompanying consolidated financial statements include the accounts of the Company and all of its consolidated subsidiaries as of September 30, 1997 and the related consolidated statements of operations, shareholder's equity and cash flows for the nine month period ended September 30, 1997 and the consolidated statements of operations and cash flows for the nine month period ended September 30, 1996, have been prepared in accordance with generally accepted accounting principles for interim periods and include the appropriate intercompany eliminations.

  In the opinion of management, these unaudited interim financial statements reflect all adjustments, including all normal recurring accruals, necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. The operating results for interim periods are not necessarily indicative of the results for the full year. The unaudited interim financial statements presented herein should be read in conjunction to the consolidated audited balance sheets of the Company as of December 31, 1995 and 1996 and the related consolidated statements of operations, shareholder's equity and cash flows for each of the years in the three year period ended December 31, 1996.

(2) CONTINGENCIES
  The Company is a party to various lawsuits primarily incidental to the ordinary course of its business, which management believes will not have a materially adverse effect on its liquidity or financial position.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
PROSPECTUS (Subject to Completion)
Issued February 9, 1998

                                       Shares
                         Crum & Forster Holdings, Inc.
                                  COMMON STOCK

                                  -----------

OF  THE       SHARES OFFERED  HEREBY,     SHARES  ARE BEING  OFFERED  INITIALLY
 OUTSIDE THE UNITED  STATES AND CANADA BY THE  INTERNATIONAL UNDERWRITERS (THE
  "INTERNATIONAL OFFERING") AND     SHARES ARE BEING OFFERED INITIALLY INSIDE
   THE  UNITED  STATES  AND  CANADA  BY  THE  U.S.  UNDERWRITERS  (THE  "U.S.
   OFFERING"   AND,   TOGETHER   WITH  THE   INTERNATIONAL   OFFERING,   THE
    "OFFERING").  SEE "UNDERWRITERS."  ALL OF  THE SHARES  OF  COMMON STOCK
     OFFERED HEREBY  ARE BEING  SOLD BY  TALEGEN HOLDINGS, INC.,  A WHOLLY
      OWNED INDIRECT SUBSIDIARY  OF XEROX CORPORATION.  SEE "OWNERSHIP  OF
      COMMON  STOCK." THE COMPANY  WILL NOT RECEIVE  ANY OF THE  PROCEEDS
       FROM THE SALE OF SHARES  BY TALEGEN. PRIOR TO THE OFFERING, THERE
        HAS BEEN NO PUBLIC MARKET  FOR THE COMMON STOCK OF THE COMPANY.
         IT IS  CURRENTLY EXPECTED  THAT  THE INITIAL  PUBLIC  OFFERING
         PRICE   PER  SHARE  WILL  BE  BETWEEN  $      AND  $   .  SEE
          "UNDERWRITERS"  FOR  A  DISCUSSION  OF  THE FACTORS  TO  BE
           CONSIDERED  IN DETERMINING  THE  INITIAL  PUBLIC OFFERING
            PRICE.

                                  -----------

 APPLICATION WILL BE MADE TO HAVE THE COMMON STOCK APPROVED FOR LISTING ON THE
                              UNDER THE SYMBOL "   ."

                                  -----------

      SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN
        FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF
                       THE COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON   THE  ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                            UNDERWRITING
                                  PRICE TO DISCOUNTS AND       PROCEEDS TO
                                   PUBLIC  COMMISSIONS(1) SELLING STOCKHOLDER(2)
                                  -------- -------------- ----------------------
Per Share........................  $           $                  $
Total(3).........................  $           $                  $

-----
  (1) The Company, the Selling Stockholder and Xerox Corporation have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting estimated expenses of $   .
  (3) The Selling Stockholder has granted to the U.S. Underwriters an option
      to purchase up to   additional shares of Common Stock at the price to
      public less underwriting discounts and commissions set forth above solely to cover over-allotments, if any. If the U.S. Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholder will be
      $   , $    and $   , respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about    , 1998, at the
office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER
          CIBC OPPENHEIMER LTD.
                     GOLDMAN SACHS INTERNATIONAL
                                                            SALOMON SMITH BARNEY
   , 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses payable in connection with the offering of the shares being registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the NASD filing fee. All of such expenses are being borne by the Company.

      SEC registration fee............................................. $29,500
      NASD filing fee .................................................  10,500
         listing fee...................................................    *
      Accounting fees and expenses.....................................    *
      Legal fees and expenses..........................................    *
      Printing and engraving expenses..................................    *
      Registrar and transfer agent's fees..............................    *
      Miscellaneous fees and expenses..................................    *
                                                                        -------
          Total........................................................ $  *
                                                                        =======

--------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 ("Section 145") of the Delaware General Corporation Law ("DGCL"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

  With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

  Article Eight of the Certificate of Incorporation of the Company provides for the indemnification of officers and directors and certain other parties of the Company to the fullest extent permitted by law.

  The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and officers, and persons who control the Company within the meaning of Section 15 of the Securities Act for certain liabilities, including liabilities under the Securities Act, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years preceding the filing of this Registration Statement, the Company has not issued nor sold any securities that were not registered under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

EXHIBIT
NUMBER                                  DESCRIPTION OF DOCUMENT
-------                                 -----------------------
  *1.1   Form of Underwriting Agreement among the Company, Talegen, Xerox and the Underwriters.
  *3.1   Certificate of Incorporation of the Company.
  *3.2   By-laws of the Company.
  *4.1   Form of Certificate for Common Stock.
  *5.1   Opinion of Shearman & Sterling.
 *10.1   Tax Allocation and Indemnification Agreement
  21.1   Subsidiaries of the Company.
  23.1   Consent of KPMG Peat Marwick LLP.
 *23.2   Consent of Shearman & Sterling (included in Exhibit 5.1).
  24.1   Power of Attorney (see signature pages).
 *27.1   Financial Data Schedule.

--------
*  To be filed by amendment.

  (b) Financial Statement Schedules

  The following financial statement schedules are included herein;

  Schedule I -- Summary of Investments -- Other than Investments in Related Parties
  Schedule II -- Condensed Financial Information of Crum & Forster Holdings,
  Inc.
  Schedule III -- Supplementary Insurance Information
  Schedule IV -- Reinsurance
  Schedule V -- Valuation and Qualifying Accounts
  Schedule VI -- Supplemental Information Concerning Property and Casualty Insurance Operations

  All other schedules are omitted because they are either not required, not applicable or the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MORRISTOWN, STATE OF NEW JERSEY, ON THE 9TH DAY OF FEBRUARY, 1998.

                                          Crum & Forster Holdings, Inc.

                                                    /s/ Gary C. Tolman
                                          By: _________________________________
                                            Name: Gary C. Tolman
                                            Title: Treasurer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary C. Tolman and Richard P. Lutenski and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW, ON THIS 9TH DAY OF FEBRUARY, 1998.

                NAME                                    TITLE

      /s/ Joseph W. Brown, Jr.         Chairman of the Board and Director
-------------------------------------   (Principal Executive Officer)
        JOSEPH W. BROWN, JR.

         /s/ James A. Stark            President and Director
-------------------------------------
           JAMES A. STARK

         /s/ Gary C. Tolman            Treasurer and Director (Principal
-------------------------------------   Financial Officer)
           GARY C. TOLMAN

       /s/ Richard P. Lutenski         Director (Principal Accounting
-------------------------------------   Officer)
         RICHARD P. LUTENSKI

         /s/ Stuart B. Ross            Director
-------------------------------------
           STUART B. ROSS

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

                                                                          PAGE
                                                                          ----
Report of Independent Auditors on Schedules of Crum & Forster Holdings,
 Inc.....................................................................  S-2
Schedule I--Summary of Investments--Other than Investments in Related
 Parties.................................................................  S-3
Schedule II--Condensed Financial Information of Crum & Forster Holdings,
         Inc.--Parent Company............................................  S-4
Schedule III--Supplementary Insurance Information........................  S-7
Schedule IV--Reinsurance.................................................  S-8
Schedule V--Valuation and Qualifying Accounts............................  S-9
Schedule VI--Supplemental Information Concerning Property and Casualty
 Insurance Operations.................................................... S-10

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
Crum & Forster Holdings, Inc.:

  Under date of January 14, 1997, we reported on the consolidated balance sheets of Crum & Forster Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the registration statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

  In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG Peat Marwick LLP
                                             KPMG Peat Marwick LLP

Short Hills, New Jersey
January 14, 1997

                                                                      SCHEDULE I

                         CRUM & FORSTER HOLDINGS, INC.

      SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 1996
                                 (IN MILLIONS)

                                                                    AMOUNT AT
                                                                   WHICH SHOWN
                                             AMORTIZED ESTIMATED     IN THE
             TYPE OF INVESTMENT                 COST   FAIR VALUE BALANCE SHEET
             ------------------              --------- ---------- -------------
Fixed maturities:
 Bonds:
  United States Government and government
   agencies and authorities.................  $  169     $  170      $  170
  States, municipalities and political sub-
   divisions................................      22         22          22
  All other corporate bonds.................     412        415         415
  Mortgage and other asset-backed securi-
   ties.....................................     476        483         483
                                              ------     ------      ------
    Total fixed maturities..................   1,079      1,090       1,090
Short-term investments......................   1,907      1,907       1,907
                                              ------     ------      ------
    Total investments.......................  $2,986     $2,997      $2,997
                                              ======     ======      ======

                                                                     SCHEDULE II

                         CRUM & FORSTER HOLDINGS, INC.

   CONDENSED FINANCIAL INFORMATION OF CRUM & FORSTER HOLDINGS, INC. -- PARENT
                                    COMPANY
                                 BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996
                                 (IN MILLIONS)

                                                                 1995    1996
                                                                ------  ------
                            ASSETS
Investments:
  Short-term investments, at amortized cost which approximates
   fair value.................................................. $   18  $   10
  Investment in consolidated subsidiaries......................  1,325   1,134
                                                                ------  ------
    Total investments..........................................  1,343   1,144
  Other assets.................................................      4       6
                                                                ------  ------
    Total assets............................................... $1,347  $1,150
                                                                ======  ======
             LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Debt......................................................... $  132  $  115
  Accounts payable and accrued liabilities.....................      2     --
                                                                ------  ------
    Total liabilities..........................................    134     115
                                                                ------  ------
Shareholder's equity:
  Common stock and additional paid-in capital (includes $1 par value common stock, 1,000 shares authorized, issued and out-
   standing)................................................... $1,050  $1,105
  Retained earnings (accumulated deficit)......................    164     (77)
  Net unrealized (loss) gain on investment securities..........     (1)      7
                                                                ------  ------
    Total shareholder's equity.................................  1,213   1,035
                                                                ------  ------
    Total liabilities and shareholder's equity................. $1,347  $1,150
                                                                ======  ======

  The condensed financial statements of Crum & Forster Holdings, Inc. should be read in conjunction with the consolidated financial statements and accompanying notes of Crum & Forster Holdings, Inc. included elsewhere herein.

                                                                     SCHEDULE II

                         CRUM & FORSTER HOLDINGS, INC.

   CONDENSED FINANCIAL INFORMATION OF CRUM & FORSTER HOLDINGS, INC. -- PARENT
                                    COMPANY
                            STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                                               1994 1995  1996
                                                               ---- ----  -----
Revenues:
  Equity in the net earnings (loss) of subsidiaries........... $ 71 $ 49  $(238)
  Net investment and other income.............................  --     2    --
                                                               ---- ----  -----
    Total revenues............................................   71   51   (238)
Expenses:
  Interest expense............................................    1   10      8
  Other expenses..............................................  --   --       1
                                                               ---- ----  -----
    Total expenses............................................    1   10      9
                                                               ---- ----  -----
    Earnings (loss) from operations before income taxes.......   70   41   (247)
Provision for income taxes (benefits).........................  --   (24)    (3)
                                                               ---- ----  -----
  Net earnings (loss)......................................... $ 70 $ 65  $(244)
                                                               ==== ====  =====

  The condensed financial statements of Crum & Forster Holdings, Inc. should be read in conjunction with the consolidated financial statements and accompanying notes of Crum & Forster Holdings, Inc. included elsewhere herein.

  Crum & Forster Holdings, Inc. and its subsidiaries file a consolidated federal income tax return. The provision for income tax represents Crum & Forster Holdings, Inc.'s share of the consolidated federal income tax under its tax allocation agreement with Xerox and its tax allocation agreement with its subsidiaries.

                                                                     SCHEDULE II

                         CRUM & FORSTER HOLDINGS, INC.

   CONDENSED FINANCIAL INFORMATION OF CRUM & FORSTER HOLDINGS, INC. -- PARENT
                                    COMPANY
                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                                            1994   1995  1996
                                                            -----  ----  -----
Cash flows from operating activities:
 Net earnings (loss)....................................... $  70  $ 65  $(244)
                                                            -----  ----  -----
 Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
  Equity in the net (loss) earnings of subsidiaries........   (71)  (49)   238
  Dividends from subsidiaries..............................    42    48      5
  Income tax benefits......................................   --    (24)    (3)
  Other, net...............................................    (1)    2     (1)
                                                            -----  ----  -----
    Total adjustments......................................   (30)  (23)   239
                                                            -----  ----  -----
    Net cash used by operations............................    40    42     (5)
                                                            -----  ----  -----
Cash flows from investing activities:
  (Increase) decrease in short-term investments............   (15)   (3)     8
  Contributions to subsidiaries............................   (11)  --     (41)
                                                            -----  ----  -----
    Net cash used in investment activities.................   (26)   (3)   (33)
                                                            -----  ----  -----
Cash flows from financing activities:
  Dividends to shareholder.................................  (173)  (21)   --
  Repayment of debt........................................   --    (18)  (132)
  Proceeds from issuance of debt...........................   150   --     115
  Capital contributions....................................   --    --      55
  Capital adjustments......................................     9   --     --
                                                            -----  ----  -----
    Net cash (used) provided in financing activities.......   (14)  (39)    38
                                                            -----  ----  -----
    Net change in cash.....................................   --    --     --
                                                            -----  ----  -----
Cash at beginning of year..................................   --    --     --
Cash at end of year........................................ $ --   $--   $ --
                                                            =====  ====  =====
Other cash flows information:
Interest paid.............................................. $   1  $  9  $   9
                                                            =====  ====  =====

  The condensed financial statements of Crum & Forster Holdings, Inc. should be read in conjunction with the consolidated financial statements and accompanying notes of Crum & Forster Holdings, Inc. included elsewhere herein.

                                                                    SCHEDULE III

                         CRUM & FORSTER HOLDINGS, INC.

                      SUPPLEMENTARY INSURANCE INFORMATION
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                                            1994   1995   1996
                                                           ------ ------ ------
Deferred policy acquisition costs......................... $   84 $   98 $   92
Unpaid losses and loss expenses...........................  2,948  3,240  3,417
Unearned premiums.........................................    407    447    444
Net premiums earned.......................................    854    930    959
Net investment income.....................................    134    158    171
Losses and loss expenses..................................    605    767    928
Amortization of deferred policy acquisition costs.........    235    232    244
Other insurance expenses..................................     77     75     81
Net premiums written......................................    887    960    956

                                                                     SCHEDULE IV

                         CRUM & FORSTER HOLDINGS, INC.

                                  REINSURANCE
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                  CEDED TO   ASSUMED FROM
                                   OTHER        OTHER
                                 COMPANIES,   COMPANIES,         PERCENTAGE OF
                                  POOLS OR     POOLS OR    NET       AMOUNT
                  DIRECT AMOUNT ASSOCIATIONS ASSOCIATIONS AMOUNT ASSUMED TO NET
                  ------------- ------------ ------------ ------ --------------
1994.............    $  953         (135)         69      $ 887       7.78%
1995.............    $1,060         (161)         61      $ 960       6.35%
1996.............    $1,065         (150)         41      $ 956       4.29%

                                                                      SCHEDULE V

                         CRUM & FORSTER HOLDINGS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                                 BALANCE AT  CHARGES TO CHARGES TO OTHER            BALANCE AT
                                                BEGINNING OF COSTS AND    ACCOUNTS --                 END OF
PERIOD                DESCRIPTION                  PERIOD     EXPENSES      DESCRIBE     DEDUCTIONS   PERIOD
------                -----------               ------------ ---------- ---------------- ---------- ----------
1994    Reserve for uncollectible premiums.....     $13         $--           $  3(c)     $ (2)(a)     $14
1995    Reserve for uncollectible premiums.....     $14          --              4          (3)(a)     $15
1996    Reserve for uncollectible premiums.....     $15          --              6          (4)(a)     $17
1994    Reserve for uncollectible reinsurance..     $ 8          --            --           (4)(b)     $ 4
1995    Reserve for uncollectible reinsurance..     $ 4           55           --          (13)(b)     $46
1996    Reserve for uncollectible reinsurance..     $46           33           --          (11)(b)     $68

--------
(a) Primarily represents uncollectible premiums written off to the reserve.
(b) Primarily represents uncollectible reinsurance recoverable balances written off to the reserve.
(c) Primarily represents increases to the reserve for uncollectible premiums charged to earned premiums.

                                                                     SCHEDULE VI

                         CRUM & FORSTER HOLDINGS, INC.

 SUPPLEMENTAL INFORMATION CONCERNING PROPERTY -- CASUALTY INSURANCE OPERATIONS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN MILLIONS)

                                                            1994   1995   1996
                                                           ------ ------ ------
Deferred policy acquisition costs......................... $   84 $   98 $   92
Unpaid losses and loss expenses...........................  2,948  3,240  3,417
Unearned premiums.........................................    407    447    444
Net premiums earned.......................................    854    930    959
Net investment income.....................................    134    158    171
Losses and loss expenses incurred:
  Current year............................................    597    670    755
  Prior year..............................................      8     97    173
Amortization of deferred policy acquisition costs.........    235    232    244
Paid losses and loss expenses.............................    729    751    727
Net premiums written......................................    887    960    956

                                 EXHIBIT INDEX

EXHIBIT                                                                                         PAGE
NUMBER                                  DESCRIPTION OF DOCUMENT                                 NO.
-------                                 -----------------------                                 ----
  *1.1   Form of Underwriting Agreement among the Company, Talegen, Xerox and the Underwriters.
  *3.1   Certificate of Incorporation of the Company.
  *3.2   By-laws of the Company.
  *4.1   Form of Certificate for Common Stock.
  *5.1   Opinion of Shearman & Sterling.
 *10.1   Tax Allocation and Indemnification Agreement
  21.1   Subsidiaries of the Company.
  23.1   Consent of KPMG Peat Marwick LLP.
 *23.2   Consent of Shearman & Sterling (included in Exhibit 5.1).
  24.1   Power of Attorney (see signature pages).
 *27.1   Financial Data Schedule.

--------
*  To be filed by amendment.